Exhibit 99.1
July [     ], 2021
Dear XPO Logistics, Inc. Stockholder:
We previously announced plans to separate XPO Logistics, Inc. (“XPO”) into two independent, publicly traded companies. The separation will occur through a distribution by XPO of all of the outstanding shares of a newly formed company named GXO Logistics, Inc. (“GXO”), consisting of XPO’s existing logistics business. XPO will continue to be a publicly traded company after the separation and will consist of its existing transportation business.
The separation is expected to create two industry-leading, independent public companies with distinct investment identities and clearly delineated service offerings in vast end markets: GXO will be the largest pure-play contract logistics provider in the world, with one of the largest global e-commerce fulfillment platforms, and XPO will be a global provider of transportation services, primarily less-than-truckload transportation and truck brokerage.
Each company will have an independent corporate strategy and distinct profit drivers, and will be able to effectively allocate resources and manage its capital in line with its strategic priorities. The separation will create a separate equity currency for GXO, allowing each company to structure incentive compensation arrangements that are more closely aligned with the performance of its respective business. As separate entities, each company will be better positioned to pursue its own growth opportunities, including the increasing demand for outsourcing, digital transportation management and warehouse automation, as our customers demand faster, leaner, smarter supply chains to meet the expectations of their end-markets.
Upon completion of the distribution, each XPO stockholder as of July 23, 2021, the record date for the distribution, will receive one share of GXO common stock for every share of XPO common stock held as of the close of business on the record date. GXO common stock will be issued in book-entry form only, which means that no physical share certificates will be issued. For U.S. federal income tax purposes, the distribution is intended to be tax-free to XPO stockholders. No vote of XPO stockholders is required for the distribution. You do not need to take any action to receive shares of GXO to which you are entitled as an XPO stockholder, and you do not need to pay any consideration or surrender or exchange your XPO common stock, which will continue to trade on the New York Stock Exchange.
We encourage you to read the attached information statement, which is being provided to all XPO stockholders that held shares of XPO on the record date for the distribution. The information statement describes the planned distribution of GXO common stock in detail and contains important business and financial information about GXO. The included financial statements of GXO are prepared from XPO’s historical accounting records and contain certain allocations of XPO’s costs, and we encourage you to read them together with the pro forma financial information included in the attached information statement, which gives effect to the separation and reflects GXO’s anticipated post-separation capital structure, including the assignment of certain assets and assumption of certain liabilities not included in the historical financial statements.
We believe that the separation will create new opportunities for both companies to realize significant growth, led by management teams with a demonstrated commitment to our investors, customers, employees and community. As an XPO shareholder, you’ve seen the benefit of this commitment first-hand through a decade of operational excellence and productive capital allocation. We look forward to the potential we expect will be unlocked by the spin-off — for XPO, for GXO and for you, as a stockholder of both companies.

Sincerely,

[ ]

Brad Jacobs
Chairman and Chief Executive Officer
XPO Logistics, Inc.

July [     ], 2021
Dear Future GXO Logistics, Inc. Stockholder:
I’m excited to welcome you as a future stockholder of GXO Logistics, Inc. (“GXO”), a leader in cutting-edge logistics solutions for supply chains around the world. The planned separation of GXO from XPO is a compelling prospect for our company, and one that we believe will unlock value for all our stakeholders.
The opportunity we see in front of GXO is rooted in years of momentum as part of XPO, during which time our business benefited from significant investments in intelligent technology, customer service, talent and scale. As an independent public company, we can build on this strong positioning to capitalize on massive tailwinds in our industry: the secular growth in e-commerce and omnichannel retail, the rapidly increasing customer demand for digital capabilities, and the shift toward outsourcing logistics services. Moreover, as a separate company, we’ll be able to deepen our focus on providing our broad base of customers with tailored solutions, including robotics and other advanced automation, visibility and control. By continuing to develop our proprietary technology, we’ll continue to become increasingly nimble at managing our customers’ supply chains, gaining ground as a trusted partner and advisor as we deliver additional value to those relationships.
Importantly for you as a stockholder, we’ll be able to intensify our focus on our strategic priorities. We’ll also have a simplified business structure, a capital structure tailored to our needs and a clearly delineated investment profile. Our standalone stock listing will create an independent equity currency we can use to structure employee incentive compensation arrangements that are more directly tied to our performance, enhance our ability to recruit talent globally and accomplish accretive acquisitions. We intend to continue to drive profitable growth in our business, capitalizing on substantial market opportunities in our large and fragmented industry, and to be an innovation leader. We expect to list GXO’s common stock on the New York Stock Exchange under the symbol “GXO” when the separation is complete.
Our vision for the future is clear. We intend to continue to deliver superior value for our customers. We plan to ensure operational excellence led by top talent, invest in the profitable growth of our business and generate strong cash flows, providing excellent outcomes for our stockholders. For our employees, we’ll build a purposeful culture as an independent, publicly traded company and engage our people in our vision.
We look forward to our future and to your support as a holder of GXO common stock.

Sincerely,

[ ]

Malcolm Wilson
Chief Executive Officer
GXO Logistics, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.
Preliminary and Subject to Completion, Dated July 15, 2021
INFORMATION STATEMENT
GXO LOGISTICS, INC.

This information statement is being furnished in connection with the distribution by XPO Logistics, Inc. (“XPO”) to its stockholders of the outstanding shares of common stock of GXO Logistics, Inc. (“GXO”), a wholly owned subsidiary of XPO that will hold the assets and liabilities associated with XPO’s Logistics segment. To implement the separation, XPO currently plans to distribute all of the shares of GXO common stock on a pro rata basis to XPO stockholders in a distribution that is intended to be tax-free to XPO stockholders for U.S. federal income tax purposes.
For every share of common stock of XPO held of record by you as of the close of business on July 23, 2021, which is the record date for the distribution, you will receive one share of GXO common stock. As discussed under “The Separation and Distribution—Trading Between the Record Date and the Distribution Date,” if you sell your shares of XPO common stock in the “regular-way” market after the record date up to the distribution date, you also will be selling your right to receive shares of GXO common stock in connection with the distribution. We expect the shares of GXO common stock to be distributed by XPO to you at 12:01 a.m., Eastern Time, on August 2, 2021. We refer to the date of the distribution of the GXO common stock as the “distribution date.”
Until the distribution occurs, GXO will be a wholly owned subsidiary of XPO, and consequently, XPO will have the sole and absolute discretion to determine and change the terms of the separation (or to terminate the separation), including the establishment of the record date for the distribution and the distribution date.
No vote of XPO stockholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send XPO a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of XPO common stock or take any other action to receive your shares of GXO common stock.
There is no current trading market for GXO common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of GXO common stock to begin on the distribution date. GXO intends to list its common stock on the New York Stock Exchange (the “NYSE”) under the symbol “GXO.” Following the distribution, XPO will continue to trade on the NYSE under the symbol “XPO.”
In reviewing this information statement, you should carefully consider the matters described in the section titled “Risk Factors” beginning on page 20.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is July [       ], 2021.
This information statement was first mailed to XPO stockholders on or about July [      ], 2021.

Presentation of Information
Unless the context otherwise requires or otherwise specifies:
•The information included in this information statement about GXO, including the Combined Financial Statements of GXO, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.
•Except as otherwise specified herein, references in this information statement to “GXO,” “we,” “us,” “our,” “our company” and “the company” refer to GXO Logistics, Inc., a Delaware corporation, and its combined subsidiaries.
•References in this information statement to “XPO” refer to XPO Logistics, Inc., a Delaware corporation, and its combined subsidiaries, including XPO’s Logistics segment prior to completion of the separation and the distribution and excluding XPO’s Logistics segment following completion of the separation and the distribution.
•References in this information statement to the “GXO Businesses” refer to XPO’s Logistics segment.
•References in this information statement to the “separation” refer to the separation of the GXO Businesses from XPO’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, GXO, to hold the assets and liabilities associated with the GXO Businesses after the distribution.
•References in this information statement to the “distribution” refer to the pro rata distribution of all of GXO’s issued and outstanding shares of common stock to XPO stockholders as of the close of business on the record date for the distribution.
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•References in this information statement to GXO’s per share data assume a distribution ratio of one share of GXO common stock for every share of XPO common stock.
•References in this information statement to GXO’s historical assets, liabilities, products, businesses or activities generally refer to the historical assets, liabilities, products, businesses or activities of the GXO Businesses as the businesses were conducted as part of XPO prior to the completion of the separation.
Industry and Market Information
Unless indicated otherwise, the information concerning the industries and markets in which GXO participates contained in this information statement is based on GXO’s general knowledge of and expectations concerning the industry. The market positions, shares, market sizes and growth estimates included in this information statement are based on estimates using GXO’s internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. GXO has not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, GXO believes that data regarding the industry, market positions, shares, market sizes and growth estimates provide general guidance but are inherently imprecise. Further, GXO’s estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions. Accordingly, investors should not place undue reliance on this information.
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INFORMATION STATEMENT SUMMARY
The following is a summary of selected information discussed in this information statement. This summary may not contain all of the details concerning the separation, the distribution or other information that may be important to you. To better understand the separation, the distribution and our business and financial position, you should carefully review this entire information statement. Unless the context otherwise requires, the information included in this information statement about GXO, including the Combined Financial Statements of GXO, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, or when otherwise specified, references in this information statement to “GXO,” “we,” “us,” “our,” “our company” and “the company” refer to GXO Logistics, Inc., a Delaware corporation, and its subsidiaries. Unless the context otherwise requires, references in this information statement to “XPO” refer to XPO Logistics, Inc., a Delaware corporation, and its combined subsidiaries, including the GXO Businesses prior to completion of the separation and distribution and excluding the GXO Businesses following the completion of the separation and distribution.
Unless the context otherwise requires, or when otherwise specified, references in this information statement to our historical assets, liabilities, products, businesses or activities of our businesses are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the GXO Businesses as they were conducted as part of XPO prior to completion of the separation and distribution.
Our Company
GXO is the largest pure-play contract logistics provider in the world, and a foremost innovator in an industry propelled by strong secular tailwinds. Our total potential addressable market across North America and Europe is approximately $430 billion, including the $130 billion of logistics spend that is currently outsourced and the opportunity for another $300 billion of spend that is currently insourced.
Our revenue is diversified across numerous verticals and customers, including many multinational corporations. We provide our customers with high-value-add warehousing and distribution, order fulfillment, e-commerce and reverse logistics, and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions at scale. We have one of the largest platforms for outsourced e-commerce logistics globally, including the largest e-fulfillment platform in Europe.
Our customers rely on us to move their goods with high efficiency through their supply chains — from the moment inbound goods arrive at our logistics sites, through fulfillment and distribution and, in a growing number of cases, the management of returned products. Our customer base includes blue-chip leaders in attractive sectors that demonstrate high growth or durable demand over time.
In 2020, we generated $6.2 billion of revenue. See “Summary Historical and Pro Forma Combined Financial Data” for additional information. As of March 31, 2021, we operated with approximately 93,000 team members (comprised of approximately 66,000 full-time and part-time employees and 27,000 temporary workers engaged through third-party agencies) and had 885 facilities worldwide, with 210 million square feet (20 million square meters) of logistics warehouse space. Approximately 104 million square feet (10 million square meters) was located in Europe; 99 million square feet (9 million square meters) was located in North America; and 7 million square feet (1 million square meters) was located in Asia. We operate these sites primarily on behalf of large corporations, who have outsourced their warehousing, distribution and other related activities to us.
We have identified five key drivers of value creation in our business:
•Critical Scale in a Fast-Growing Industry with Strong Tailwinds: Our significant scale makes us well-positioned to benefit from the logistics industry’s predominant tailwinds — the growth in consumer demand for e-commerce and omnichannel retail, the rapidly increasing customer demand for warehouse automation and other digital supply chain capabilities, and the secular shift in logistics toward outsourcing;
•Robust Technological Differentiation: We are strongly differentiated by our technology as an innovative provider of sophisticated logistics solutions that enhance visibility, speed, accuracy and cost effectiveness for our customers, and by our ability to customize our technology-enabled services to each customer’s requirements;
•Long-Term Customer Relationships in Attractive Verticals: We have a large opportunity to grow our share in verticals with durable fundamentals and high-growth outsourcing opportunities, where we have strong partnerships with preeminent customers, longstanding track records and deep expertise;
•Resilient Business Model with Multiple Drivers of Profitable Growth: We have numerous avenues for profitable growth, including a long runway for margin expansion through the ongoing deployment of our technology in areas such as labor productivity, warehouse management, inventory management, demand forecasting and advanced automation, as well as an asset-light business model that historically has given us agility across cycles and generated strong free cash flow; and
•Experienced and Cohesive Leadership: Our company is led by highly experienced executives who are recognized as leading practitioners in their respective fields, and who will work together to create sustainable value through operational excellence and a purposeful culture.
Critical Scale in a Fast-Growing Industry with Strong Tailwinds. GXO is the largest pure-play contract logistics provider in the world, and a foremost innovator in an industry propelled by strong secular tailwinds. Our total potential addressable market across North America and Europe is approximately $430 billion, including the $130 billion of logistics spend that is currently outsourced and the opportunity for another $300 billion of spend that is currently insourced.
Order fulfillment times are compressing, and new channels are emerging as companies seek to improve the efficiency, speed and visibility of their supply chain activities, notably in the direct-to-consumer space. The most effective way to meet these expectations is through outsourced solutions that provide advanced automation, digital visibility and intelligent machines, such as robotics and autonomous goods-to-person systems — all capabilities we offer today.
Robust Technological Differentiation. Logistics processes are ripe for transformation through automation. As a global leader in logistics innovation, GXO is well positioned to capitalize on this evolution. Increasingly, customers want technology-enabled, highly customized solutions that incorporate intelligent automation and data science, particularly in e-commerce, omnichannel retail and direct-to-consumer channels. The timely delivery of goods to consumers is becoming imperative, leading to compressed order fulfillment times. Our focus as an innovator is on helping our customers meet the expectations of their customers, with reliable outcomes, more visibility and greater efficiency.
In 2019, we integrated cobots (collaborative robots) and goods-to-person systems in a number of our sites to support our warehouse employees; this substantially increased throughput in 2020.
Long-Term Customer Relationships in Attractive Verticals. Our customer base includes numerous long-term relationships with blue-chip market leaders and world-class brands, including over 30% of Fortune 100 companies and 24% of the Fortune Global 100. Our customers operate in sectors with high-growth outsourcing opportunities, such as retail and e-commerce, food and beverage, consumer packaged goods, consumer technology, telecommunications, manufacturing, chemical, agribusiness, life sciences and healthcare. We have extensive experience in these verticals, and we understand the specific requirements for quality control, real-time visibility, special handling, security, complex stock-keeping, time-assured deliveries and agility during surges in demand. The average relationship tenure for our top 20 customers in 2020, based on revenue, was approximately 15 years.
Resilient Business Model with Multiple Drivers of Profitable Growth. We have numerous drivers of profitable growth, including a long runway for margin expansion through continuous deployment of our technology, as well as our asset-light business model, which has historically been resilient across cycles, with high returns, strong free cash flow and visibility into revenue and earnings. The vast majority of our contracts with customers are multi-year agreements, with facility lease arrangements that generally align with contract length. Historically, our retention rate has been approximately 93%. Additionally, our business requires limited maintenance capital spending, which provides us with the flexibility to adjust our overall capital spending to changes in the macro environment. We are committed to continuing to deploy capital with discipline and agility to maximize shareholder value.
Experienced and Cohesive Leadership. Our company and its culture are led by Malcolm Wilson, chief executive officer, and Baris Oran, chief financial officer. Each of our executives has decades of experience in their respective fields, having previously served in leadership roles in businesses around the globe. Our executives foster a company culture that is safe, respectful, entrepreneurial, innovative, and inclusive, with a focus on diversity, equity and inclusion that continues to shape our recruitment efforts and work environments.
Our Strategy
Our strategy is to help our customers manage their supply chains efficiently, using our network of people, technology and physical assets. Our growth and optimization strategy encompasses (i) developing additional business in verticals where we already have deep expertise, long-term relationships with prominent customers and a strong track record of performance, by successfully selling to new customers and by serving existing customers expertly through new projects, thus earning more of their external and internal logistics spend; (ii) marketing the advantages of our proprietary technology for warehouse operations, which we use to manage advanced automation, robotics, labor productivity, inventory management, safety, seasonal changes in demand and other aspects of complex logistics environments; (iii) partnering with our customers in meeting their goals for supply chain performance, risk mitigation, cost efficiency, growth management and stakeholder satisfaction, by helping them overcome challenges specific to their business; and (iv) integrating industry best practices into our operations to drive productivity, with a focus on automation and other levers of profitable growth.
Technology and Intellectual Property
Our productivity is driven in large part by our proprietary warehouse management platform and order management system, as well as our comprehensive “Smart” suite of tools and analytics designed to enhance labor and inventory management. Our intelligent tools and analytics self-learn daily, site by site, to continuously optimize productivity. This technology incorporates dynamic data science, predictive analytics and machine learning to aid in decision-making. Our site managers use these tools to improve productivity in a safe, disciplined and cost-effective manner. See “Technology and Intellectual Property” for more information.
Additionally, we have developed analytics that predict future surges in demand based on data histories and forecasted customer spend. Our demand forecasting helps our customers manage their supply chains throughout the ebb and flow of required volumes, while meeting the expectations of their end-markets. In the e-commerce industry, for example, about 15% to 35% of consumer goods bought online are returned, depending on the product category, which creates reverse peaks at certain times of year. We have been able to shave several days off the reverse logistics process through automation, accelerating our customers’ ability to get e-commerce goods back into inventory for resale. We believe our expertise in managing the complexities of returned items is a strategic advantage and a key differentiator from our peers.
Another type of innovation that differentiates GXO is our “Direct” shared-space distribution network for business-to-consumer (“B2C”) and business-to-business (“B2B”) customers in North America. This network gives retailers, e-tailers and manufacturers access to our scale, expertise and technology without the high fixed costs of traditional distribution center models. Our customers can position inventory within one- and two-day ground delivery range of approximately 99% of the U.S. population and in close proximity to retail stores for inventory replenishment. As demand patterns change, we reposition the inventory around our network, managed and tracked by our technology. This service responds directly to end-market expectations for shorter fulfillment times, and consequently, it enhances brand loyalty for our customers.
Summary of Risk Factors
An investment in our company is subject to a number of risks, including risks related to our business, risks related to the separation and distribution and risks related to our common stock. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in the section titled “Risk Factors” of this information statement for a more thorough description of these and other risks.

Risks Related to Our Business
Risks Related to Our Strategy and Operations
•We operate in a highly competitive industry, and failure to compete or respond to customer requirements could negatively affect our business and our results of operations.
•Increases in our labor costs to attract, train and retain employees may have a material adverse effect on us.
•We depend on our ability to attract and retain qualified employees and temporary workers.
•Economic recessions and other factors that reduce consumer spending, both in North America and Europe, could have a material adverse impact on our business.
•Our past acquisitions, as well as any acquisitions that we may complete in the future, may be unsuccessful or result in other risks or developments that adversely affect our financial condition and results.
•We may not successfully manage our growth.
•Our overseas operations are subject to various operational and financial risks that could adversely affect our business.
•We are exposed to currency exchange rate fluctuations because a significant proportion of our assets, liabilities and earnings are denominated in foreign currencies.
•Our ability to successfully manage the costs and operational difficulties of adding new customers and     business may negatively affect our financial condition and operations.
•The contractual terms between us and our customers could expose us to penalties and costs in the event we do not meet the contractually prescribed performance levels.
•Our operations are subject to seasonal fluctuations, and our inability to manage these fluctuations could negatively affect our business and our results of operations.
•The COVID-19 pandemic could have a material adverse effect on our business operations, results of operations, cash flows and financial position.
Risks Related to Our Use of Technology
•Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate our information technology systems, including those systems of any businesses that we acquire.
•A failure of our information technology infrastructure or a breach of our information systems, networks or processes may materially adversely affect our business.
•Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Third-Party Relationships
•Our business may be materially adversely affected by labor disputes or organizing efforts.
•Our business uses a large number of temporary workers in our operations. Any failure to properly manage our temporary workers could have a material adverse impact on our revenues, earnings, financial position and outlook.
Risks Related to Litigation and Regulations

•From time to time, we are involved in lawsuits and are subject to various claims that could result in significant expenditures and impact our operations.
•We are subject to risks associated with defined benefit plans for our current and former employees, which could have a material adverse effect on our earnings and financial position.
•Changes in income tax regulations for U.S. and multinational companies may increase our tax liability.
•We are subject to regulation, which could negatively impact our business.
•Proposed or pending legislative or regulatory changes, or future legislative or regulatory changes, at the federal, state or local level could decrease demand for our services, increase our costs, including our labor costs, and negatively affect our business and our results of operations.
Risks Related to the Separation and Distribution
•We have no history of operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
•Following the separation and distribution, our financial profile will change, and we will be a smaller, less diversified company than XPO prior to the separation.
•We may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may materially adversely affect our business.
•XPO’s plan to separate into two independent, publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.
•Challenges in the commercial and credit environment may adversely affect the expected benefits of the separation, the expected plans or anticipated timeline to complete the separation and our future access to capital on favorable terms.
•We have incurred debt obligations, and may in the future incur additional debt obligations, that could adversely affect our business and profitability and our ability to meet other obligations.
•We could experience temporary interruptions in business operations and incur additional costs as we build our information technology infrastructure and transition our data to our own systems.
•Our accounting, tax and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject as a standalone, publicly traded company following the separation and distribution.
•In connection with the separation into two public companies, each of XPO and GXO will indemnify each other for certain liabilities. If we are required to pay under these indemnities to XPO, our financial results could be negatively impacted. The XPO indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which XPO will be allocated responsibility, and XPO may not be able to satisfy its indemnification obligations in the future.
•XPO may fail to perform under various transaction agreements that will be executed as part of the separation, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.
•We may be held liable to XPO if we fail to perform certain services under the transition services agreement, and the performance of such services may negatively impact our business and operations.

•The terms we will receive in our agreements with XPO could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.
•If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we, as well as XPO and XPO’s stockholders, could be subject to significant tax liabilities, and, in certain circumstances, we could be required to indemnify XPO for material amounts of taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we, as well as XPO, could be subject to significant tax liabilities.
•We may not be able to engage in desirable capital-raising or strategic transactions following the separation.
•The transfer to us of certain contracts, permits and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.
•Until the distribution occurs, the XPO board of directors has sole and absolute discretion to change the terms of the separation and distribution in ways that may be unfavorable to us.
•No vote of XPO stockholders is required in connection with the distribution. As a result, if you do not want to receive our common stock in the distribution, your sole recourse will be to divest yourself of your XPO common stock prior to the record date for the distribution.
Risks Related to Our Common Stock
•We cannot be certain that an active trading market for our common stock will develop or be sustained after the distribution and, following the distribution, our stock price may fluctuate significantly.
•There may be substantial and rapid changes in our stockholder base, which may cause our stock price to fluctuate significantly.
•A significant number of shares of our common stock may be sold following the distribution, which may cause our stock price to decline.
•Any stockholder’s percentage of ownership in GXO may be diluted in the future at any given time.
•We cannot guarantee the timing, amount or payment of dividends on our common stock.
•Certain provisions in GXO’s amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of GXO, which could decrease the trading price of GXO’s common stock.
•GXO’s amended and restated certificate of incorporation will contain an exclusive forum provision that may discourage lawsuits against GXO and GXO’s directors and officers.
•The combined post-separation value of one share of XPO common stock and one share of GXO common stock may not equal or exceed the pre-distribution value of one share of XPO common stock.
•Our Chairman controls a large portion of our stock, which could limit other stockholders’ ability to influence the outcome of key decisions and transactions, including changes of control.
The Separation and Distribution
In December 2020, XPO announced its intention to separate into two independent, publicly traded companies. The separation will occur through a pro rata distribution to XPO stockholders of 100% of the shares of common stock of GXO, the newly formed company that will consist of XPO’s existing logistics business. XPO will remain a publicly traded company after the separation, consisting of its existing transportation business.
On July 12, 2021, the XPO board of directors approved the distribution of all of GXO’s issued and outstanding shares of common stock on the basis of one share of GXO common stock for every share of XPO common stock held as of the close of business on July 23, 2021, the record date for the distribution.
GXO’s Post-Separation Relationship with XPO
After the distribution, XPO and GXO will each be separate companies with separate management teams and separate boards of directors. Prior to the distribution, XPO and GXO will enter into the separation agreement. We will also enter into various other agreements that will provide a framework for our relationship with XPO after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property license agreement. These agreements will provide for the allocation between GXO and XPO of the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of XPO and its subsidiaries attributable to periods prior to, at and after the separation and will govern the relationship between us and XPO subsequent to the completion of the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections titled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions.”
Reasons for the Separation
The XPO board of directors believes that the separation of XPO into two independent, publicly traded companies through the separation of the GXO Businesses from XPO is in the best interests of XPO and its stockholders for a number of reasons, including:
•Clear-Cut Investment Identities. The separation will allow investors to more clearly understand the separate business models, financial profiles and investment identities of the two companies and to invest in each based on a better appreciation of these characteristics. Each company is expected to have less debt and enhanced earnings potential, which would make it easier for each to achieve an investment-grade credit rating. GXO is expected to have an investment-grade credit rating at the time of the distribution, and XPO will target achieving such rating over time. To the extent that enhanced investor understanding and deleveraging results in greater investor demand for shares of XPO stock and/or GXO stock, it could cause each company to be valued at multiples higher than XPO’s current multiple, and higher than its publicly traded peers. Any such increase in the aggregate market value of XPO and GXO following the separation over XPO’s market value prior to the separation would benefit XPO, GXO, and their respective stakeholders.
•Creation of Independent Equity Currencies and Enhanced Strategic Opportunities. The separation will provide each of XPO and GXO with its own pure-play equity currency that can be used to facilitate capital raising and to pursue accretive M&A opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities. To the extent that the separate equity currencies are more attractively valued, this would further increase these benefits to XPO and GXO.
•Improved Alignment of Management Incentives and Performance. The separation will allow each company to more effectively recruit, retain and motivate employees through the use of equity-based compensation that more closely reflects and aligns management and employee incentives with specific growth objectives, financial goals and business attributes. To the extent that the separate equity currencies are more attractively valued, this would further benefit XPO and GXO.
•Separate Capital Structures and Allocation of Financial Resources. The separation will permit each company to allocate its financial resources to meet the unique needs of its businesses and intensify the focus on its distinct operating and strategic priorities, including by investing in enhancements to the proprietary software developed for its service offerings. The separation will also give each business its own capital structure and allow it to manage capital allocation and capital return strategies with greater agility in response to changes in the operating environment and industry landscape. Further, the separation will eliminate internal competition for capital between the two businesses and enable each business to implement a capital structure tailored to its strategy and business needs.
•Enhanced Management Focus on Core Businesses. The separation will provide each company’s management team with undiluted focus on their specific operating and strategic priorities and customer requirements. The separation will enable the management teams of each company to better focus on strengthening its core businesses and operations, to more effectively address unique operating and other needs, and to pursue distinct and targeted opportunities for long-term growth and profitability. The separation will enable each company to deepen its competitive differentiation by having its technology team focus on enhancing the proprietary software developed for its specific service offerings, including XPO’s digital transportation platform and GXO’s productivity tools and warehouse management platform for its logistics operations.
The XPO board of directors also considered a number of potentially negative factors in evaluating the separation, including:
•Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will demand significant management resources and require significant amounts of management’s time and effort, which may divert management’s attention from operating our business; following the separation, we may be more susceptible to market fluctuations, and other events may be more disadvantageous for us than if we were still part of XPO, because our business would be less diversified than XPO’s business is prior to the completion of the separation.
•Disruptions and Costs Related to the Separation. The actions required to separate the GXO Businesses from XPO could disrupt our operations. In addition, we will incur substantial costs in connection with the separation and the transition to being a standalone public company, which may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to GXO, tax costs, and costs to separate information systems.
•Loss of Scale and Increased Administrative Costs. Prior to the separation, GXO is able to take advantage of XPO’s size and purchasing power in procuring certain goods, services and technologies. After the separation, as a standalone company, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those XPO obtained prior to completion of the separation. In addition, as part of XPO, GXO benefits from certain functions performed by XPO, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, XPO will not perform these functions for us, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, and, because of our smaller scale as a standalone company, our cost of performing such functions could be higher than the amounts reflected in our historical financial statements, which would cause our profitability to decrease.
•Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with XPO, we will be restricted from taking certain actions that could cause the distribution or certain related transactions (or certain transactions undertaken as part of the internal reorganization) to fail to qualify as tax-free under applicable law. These restrictions may limit, for a period of time, our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.
•Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of GXO or XPO common stock or know with certainty whether the combined market value of one share of our common stock and one share of XPO common stock will be less than, equal to or greater than the market value of one share of XPO common stock prior to the distribution.

In determining whether to pursue the separation, the XPO board of directors concluded the potential benefits of the separation outweighed the potential negative factors. See the sections titled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.
Capitalization Summary
For information regarding the post-distribution capitalization of GXO, see the section titled “Capitalization”.
Corporate Information
GXO was incorporated in Delaware on February 16, 2021, for the purpose of holding the GXO Businesses in connection with the separation and distribution described herein. Prior to the transfer of the GXO Businesses to us by XPO, which will occur prior to the distribution, GXO will have no operations other than those incidental to the separation and related transactions. The address of our principal executive offices will be Two American Lane, Greenwich, CT 06831. Our telephone number after the distribution will be [               ]. We maintain an internet site at www.gxo.com. Our website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.
Reason for Furnishing this Information Statement
This information statement is being furnished solely to provide information to XPO stockholders who will receive shares of GXO common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of XPO’s or GXO’s securities. The information contained in this information statement is believed by GXO to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither XPO nor GXO undertakes any obligation to update the information except as may be required in the normal course of their respective disclosure obligations and practices, or as required by applicable law.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is GXO and why is XPO separating the GXO Businesses and distributing GXO common stock?	GXO, which is currently a wholly owned subsidiary of XPO, was formed to own and operate XPO’s GXO Businesses. The separation of GXO from XPO and the distribution of GXO common stock is intended, among other things, to simplify XPO’s business structure, enable the management of the two companies to pursue opportunities for long-term growth and profitability unique to each company’s business, and allow each business to more effectively implement its own capital structure, investment identity, and resource allocation strategies. XPO expects that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section titled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?	XPO is delivering this document to you because you are a holder of shares of XPO common stock. If you are a holder of shares of XPO common stock as of the close of business on July 23, 2021, the record date for the distribution, you will be entitled to receive one share of GXO common stock for every share of XPO common stock that you hold at the close of business on such date. This document is intended to describe the separation and distribution and help you understand how the separation and distribution will affect your post-separation ownership in XPO and GXO.

How will the separation of GXO from XPO work?	As part of the separation, and prior to the distribution, XPO and its subsidiaries expect to complete an internal reorganization (which we refer to as the “internal reorganization”) to transfer to GXO the GXO Businesses that GXO will own following the separation. To complete the separation, XPO will distribute all of the outstanding shares of GXO common stock to XPO stockholders on a pro rata basis in a distribution intended to be tax-free to XPO stockholders for U.S. federal income tax purposes. Following the separation, the number of shares of XPO common stock you own will not change as a result of the separation.

What is the record date for the distribution?	The record date for the distribution will be July 23, 2021.

When will the distribution occur?	We expect that all of the outstanding shares of GXO common stock will be distributed by XPO at 12:01 a.m., Eastern Time, on August 2, 2021, to holders of record of shares of XPO common stock at the close of business on July 23, 2021, the record date for the distribution.

What do stockholders need to do to participate in the distribution?	Stockholders of XPO as of the record date for the distribution will not be required to take any action to receive GXO common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of XPO common stock or take any other action to receive your shares of GXO common stock. Please do not send in your XPO stock certificates. The distribution will not affect the number of outstanding shares of XPO common stock or any rights of XPO stockholders, although it will affect the market value of each outstanding share of XPO common stock.

How will shares of GXO common stock be issued?	You will receive shares of GXO common stock through the same channels that you currently use to hold or trade shares of XPO common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of GXO shares will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of XPO common stock as of the close of business on the record date for the distribution, including shares owned in certificate form, XPO, with the assistance of Computershare Trust Company, N.A., the distribution agent for the distribution (the “distribution agent” or “Computershare”), will electronically distribute shares of GXO common stock to you or to your brokerage firm on your behalf in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your shares of GXO common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of GXO common stock will I receive in the distribution?	XPO will distribute to you one share of GXO common stock for every share of XPO common stock held by you as of close of business on the record date for the distribution. Based on approximately 114,602,061 shares of XPO common stock outstanding as of July 9, 2021, a total of approximately 114,602,061 shares of GXO common stock will be distributed to XPO’s stockholders. For additional information on the distribution, see “The Separation and Distribution.”

Will GXO issue fractional shares of its common stock in the distribution?	No. XPO will distribute one share of our common stock for each share of XPO common stock you own as of the close of business on the record date. As a result, no fractional shares will be distributed.

What are the conditions to the distribution?
The distribution is subject to final approval by the XPO board of directors, as well as to the satisfaction (or waiver by XPO in its sole and absolute discretion) of a number of conditions, including, among others:
•the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this information statement forms a part; there being no order suspending the effectiveness of the registration statement; and no proceedings for such purposes having been instituted or threatened by the SEC;
•this information statement having been made available to XPO stockholders;
•the receipt by XPO and continuing validity of an opinion of its outside counsel, satisfactory to the XPO board of directors, regarding the qualification of the distribution, together with certain related transactions, as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”);
•the transfer of assets and liabilities to GXO having been completed in accordance with the separation and distribution agreement, which is described below in this information statement (the “separation agreement”);
•an independent appraisal firm acceptable to the XPO board of directors having delivered one or more opinions to the XPO board of directors confirming the solvency and financial viability of XPO before the completion of the distribution and each of XPO and GXO after completion of the distribution, in each case in a form and substance acceptable to the XPO board of directors in its sole and absolute discretion;
•all actions and filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder relating to the separation and distribution having been taken or made and, where applicable, having become effective or been accepted;
•the transaction agreements relating to the separation and distribution having been duly executed and delivered by the parties thereto;
•no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions being in effect;
•the shares of GXO common stock to be distributed having been approved for listing on the NYSE, subject to official notice of distribution;
•XPO having received certain proceeds from the GXO financing arrangements described under “Description of Material Indebtedness” and being satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it will have no further liability under such arrangements, and XPO having completed any required refinancing of its existing indebtedness on terms satisfactory to the XPO board of directors in its sole and absolute discretion; and
•no other event or development existing or having occurred that, in the judgment of XPO’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.

XPO and GXO cannot assure you that any or all of these conditions will be met, or that the separation or distribution will be consummated even if all of the conditions are met. XPO can decline at any time to go forward with the separation and distribution. In addition, XPO may waive any of the conditions to the distribution. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation?	The completion and timing of the separation are dependent upon a number of conditions. We expect that the shares of GXO common stock will be distributed by XPO at 12:01 a.m., Eastern Time, on August 2, 2021, to the holders of record of shares of XPO common stock at the close of business on July 23, 2021, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or distribution or that all conditions to the distribution will be met.

Can XPO decide to cancel the distribution of GXO common stock even if all of the conditions have been met?	Yes. Until the distribution has occurred, the XPO board of directors has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my XPO common stock or my GXO common stock?	You should consult with your financial advisors, such as your stock broker, bank or tax advisor. If you sell your shares of XPO common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of GXO common stock in connection with the distribution

What is “regular-way” and “ex-distribution” trading of XPO common stock?	Beginning on or shortly before the record date for the distribution and continuing up to the distribution date, we expect that there will be two markets in XPO common stock: a “regular-way” market and an “ex-distribution” market. XPO common stock that trades in the “regular-way” market will trade with an entitlement to shares of GXO common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to GXO common stock distributed pursuant to the distribution. If you decide to sell any shares of XPO common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your XPO common stock with or without your entitlement to GXO common stock pursuant to the distribution.

Where will I be able to trade shares of GXO common stock?	GXO intends to list its common stock on the NYSE under the symbol “GXO.” GXO anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to the distribution date, and that “regular-way” trading in GXO common stock will begin on the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell GXO common stock up to the distribution date, but your transaction will not settle until after the distribution date. GXO cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of XPO common stock?	XPO common stock will continue to trade on the NYSE after the distribution.

Will the number of shares of XPO common stock that I own change as a result of the distribution?	No. The number of shares of XPO common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my XPO common stock?
Yes. As a result of the distribution, XPO expects the trading price of shares of XPO common stock immediately following the distribution to be different from the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the GXO Businesses. There can be no assurance whether the aggregate market value of XPO common stock and GXO common stock following the separation will be higher or lower than the market value of XPO common stock if the separation did not occur. This means, for example, that the combined trading prices of a share of XPO common stock and a share of GXO common stock after the distribution may be equal to, greater than or less than the trading price of a share of XPO common stock before the distribution.

What are the material U.S. federal income tax consequences of the separation and the distribution?
It is a condition to the distribution that XPO receives an opinion of its outside counsel, satisfactory to the XPO board of directors, regarding the qualification of the distribution, together with certain related transactions, as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Code.
If the distribution, together with certain related transactions, so qualifies, generally no gain or loss will be recognized by you, and no amount will be included in your income, for U.S. federal income tax purposes upon your receipt of GXO common stock in the distribution.
You should carefully read the section titled “Material U.S. Federal Income Tax Consequences” and should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any non-U.S. tax laws.

What will GXO’s relationship be with XPO following the separation?	After the distribution, XPO and GXO will be separate companies with separate management teams and separate boards of directors. GXO will enter into a separation and distribution agreement with XPO to effect the separation and to provide a framework for GXO’s relationship with XPO after the separation, and will enter into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property license agreement. These agreements will provide for the allocation between GXO and XPO of the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of XPO and its subsidiaries attributable to periods prior to, at and after the separation and will govern the relationship between GXO and XPO subsequent to the completion of the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections titled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions”

Who will manage GXO after the separation?	GXO will benefit from a management team with an extensive background in the GXO Businesses. For more information regarding GXO’s management and directors, see “Management” and “Directors.”

Are there risks associated with owning GXO common stock?	Yes. Ownership of GXO common stock is subject to both general and specific risks relating to the GXO Businesses, the industry in which it operates, its ongoing contractual relationships with XPO and its status as a separate, publicly traded company. Ownership of GXO common stock is also subject to risks relating to the separation. Certain of these risks are described in the “Risk Factors” section of this information statement. We encourage you to read that section carefully.

Does GXO plan to pay dividends?	The declaration and payment of any dividends in the future by GXO will be subject to the sole discretion of the board of directors and will depend upon many factors. See “Dividend Policy.”

Will GXO incur any indebtedness prior to or at the time of the distribution?
Yes. In June 2021, GXO entered into a Revolving Credit Agreement providing for an $800 million unsecured, unsubordinated five-year revolving credit facility. Additionally, in July 2021, GXO issued $800 million of unsecured, unsubordinated notes in two series. GXO expects to transfer all or a portion of the net proceeds of the notes and other cash and cash equivalents to XPO, which XPO intends to use to repay existing indebtedness. As a result of such transactions, GXO anticipates having approximately $800 million of outstanding indebtedness upon completion of the distribution (excluding finance leases and intercompany liabilities and any borrowings under the Revolving Credit Facility). See “Description of Material Indebtedness” and “Risk Factors—Risks Related to Our Business.”

Who will be the distribution agent for the distribution and transfer agent and registrar for GXO common stock?
The distribution agent, transfer agent and registrar for the GXO common stock will be Computershare. For questions relating to the transfer or mechanics of the stock distribution, you should contact Computershare toll free at (800) 622-6757.

Where can I find more information about XPO and GXO?
Before the distribution, if you have any questions relating to XPO, you should contact:
XPO Logistics, Inc.
Five American Lane
Greenwich, CT 06831
Attention: Investor Relations
After the distribution, GXO stockholders who have any questions relating to GXO should contact:
GXO Logistics, Inc.
Two American Lane
Greenwich, CT 06831
Attention: Investor Relations
The GXO investor relations website is at www.gxo.com/investors. The GXO website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA
The following summary financial data reflects the combined operations of GXO. We derived the summary combined income statement data for the years ended December 31, 2020, 2019 and 2018, and summary combined balance sheet data as of December 31, 2020 and 2019, as set forth below, from our audited Combined Financial Statements, which are included in the “Index to Financial Statements” section of this information statement. We derived our summary combined balance sheet data as of December 31, 2018, also as set forth below, from our unaudited underlying financial records, which were derived from the financial records of XPO. We derived the summary combined income statement data for the three months ended March 31, 2021 and 2020, and summary combined balance sheet data as of March 31, 2021, as set forth below, from our unaudited Condensed Combined Financial Statements, which are included in the “Index to Financial Statements” section of this information statement. To ensure a full understanding of this summary financial data, you should read the summary combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our Combined Financial Statements and accompanying notes and the Condensed Combined Financial Statements and accompanying notes included elsewhere in this information statement. The historical results do not necessarily indicate the results expected for any future period.
The summary unaudited pro forma combined financial data as of and for the three months ended March 31, 2021 and 2020 and for year ended December 31, 2020 has been prepared to reflect the separation, including the incurrence of indebtedness of $800 million, and the distribution of approximately $978 million of cash to XPO. The Unaudited Pro Forma Condensed Combined Statement of Operations presented assumes the separation occurred on January 1, 2020, the beginning of our most recently completed fiscal year. The Unaudited Pro Forma Condensed Combined Balance Sheet presented for March 31, 2021 assumes the separation occurred on March 31, 2021, our latest balance sheet date. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.
The Unaudited Pro Forma Condensed Combined Financial Information is not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-separation capital structure been completed on the dates assumed. It may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, it is not necessarily indicative of our future results of operations or financial condition.
You should read this summary financial data together with “Unaudited Pro Forma Condensed Combined Financial Information,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our Combined Financial Statements and accompanying notes and our Condensed Combined Financial Statements and accompanying notes included elsewhere in this information statement.

	Pro Forma			Historical
	Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,		Years Ended December 31,
(In millions except per share data)	2021	2020	2020	2021	2020	2020	2019	2018
Operating Results:
Revenue	$1,823	$1,442	$6,203	$1,822	$1,440	$6,195	$6,094	$6,065
Operating income	29	—	8	30	2	16	150	143
Income (loss) before income taxes	32	(1)	9	26	(4)	(6)	118	126
Net income (loss)	21	(9)	(6)	17	(10)	(22)	81	90
Net income (loss) attributable to GXO	18	(11)	(15)	14	(12)	(31)	60	70
Earnings Per Share:
Basic	$0.17	$(0.12)	$(0.16)
Diluted	$0.16	$(0.12)	$(0.16)
Other Data:
Adjusted EBITDA	$140	$102	$442	$132	$96	$417	$469	$433
Free Cash Flow				$(20)	$(4)	$123	$50	$95

	Pro Forma as of March 31,	As of March 31,	As of December 31,
(In millions)	2021	2021	2020	2019	2018
Financial Position:
Cash and cash equivalents (1)	$228	$414	$328	$200	$300
Total assets (2)	6,881	7,120	6,548	6,151	4,974
Long-term debt and finance lease liabilities	923	586	615	642	930
Total equity	2,451	3,043	2,948	2,697	2,574
(1)It is anticipated that, on the distribution date, GXO will have approximately $100 million of cash. The separation agreement will provide for an adjustment payment to potentially be made following the distribution from GXO to XPO, or from XPO to GXO, so that GXO’s final cash balance as of the effective time of the distribution is equal to $100 million. The pro forma cash amount at March 31, 2021 includes an additional $128 million that was used to fund the purchase of the remaining 3% of XPO Logistics Europe in the second quarter of 2021.
(2)We adopted Accounting Standards Update 2016-02, Leases (Topic 842) prospectively on January 1, 2019. Our historical total assets as of March 31, 2021, December 31, 2020 and 2019 include operating lease assets of $1,733 million, $1,434 million and $1,458 million, respectively.
The tables below reconcile our non-GAAP measures to the nearest financial measure that is in accordance with accounting principles generally accepted in the United States (“GAAP”) for the periods presented.

	Adjusted EBITDA
	Pro Forma			Historical
	Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,		Years Ended December 31,
(In millions)	2021	2020	2020	2021	2020	2020	2019	2018
Net income (loss) attributable to GXO	$18	$(11)	$(15)	$14	$(12)	$(31)	$60	$70
Net income attributable to noncontrolling interest	(3)	(2)	(9)	(3)	(2)	(9)	(21)	(20)
Net income (loss)	21	(9)	(6)	17	(10)	(22)	81	90
Interest expense	7	9	32	5	7	24	33	30
Income tax provision	11	8	15	9	6	16	37	36
Depreciation and amortization expense (1)	79	77	325	79	76	323	302	261
Transaction and integration costs	18	17	47	18	17	47	1	9
Restructuring costs	4	—	29	4	—	29	15	7
Adjusted EBITDA	$140	$102	$442	$132	$96	$417	$469	$433
(1)Includes amortization of acquisition-related intangible assets of $14 million for the three months ended March 31, 2021 and 2020 and $57 million, $60 million and $64 million in 2020, 2019 and 2018, respectively.

	Free Cash Flow
	Three Months Ended March 31,		Years Ended December 31,
(In millions)	2021	2020	2020	2019	2018
Net cash provided by operating activities	$47	$41	$333	$145	$335
Cash collected on deferred purchase price receivables	—	—	—	112	—
Payment for purchases of property and equipment	(67)	(48)	(222)	(222)	(270)
Proceeds from sale of property and equipment	—	3	12	15	30
Free Cash Flow	$(20)	$(4)	$123	$50	$95
Statement Regarding Non-GAAP Measures
GXO’s non-GAAP financial measures for the three months ended March 31, 2021 and 2020 and the years ended December 31, 2020, 2019 and 2018 and the unaudited pro forma financial data for the three months ended March 31, 2021 and 2020 and the year ended December 31, 2020 used in this statement include adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and free cash flow on a combined basis.
We believe the above adjusted financial measures facilitate analysis of our ongoing business operations because they exclude items that may not be reflective of, or are unrelated to, GXO’s core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying business. Other companies may calculate these non-GAAP financial measures differently, and therefore our measures may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures should only be used as supplemental measures of our operating performance.
Adjusted EBITDA is calculated as Net income (loss) excluding interest, taxes, depreciation and amortization, and include adjustments for transaction and integration costs, as well as restructuring costs as set forth in the above table. Transaction and integration costs are generally incremental expenses that result from an actual or planned acquisition, divestiture or spin-off and may include third-party financial, legal and tax expenditures, consulting fees and retention awards. Restructuring costs primarily relate to severance costs associated with business optimization initiatives. Management uses these non-GAAP financial measures in making financial, operating and planning decisions and evaluating GXO’s ongoing performance.

We believe that adjusted EBITDA improves comparability from period to period by removing the impact of our capital structure (interest and financing expenses), asset base (depreciation and amortization), tax impacts and other adjustments that management has determined are not reflective of core operating activities and thereby assists investors with assessing trends in our underlying business.
We believe that free cash flow is an important measure of our ability to repay maturing debt or fund other uses of capital that we believe will enhance stockholder value. We calculate free cash flow as net cash provided by operating activities plus cash collected on deferred purchase price receivables, less payment for purchases of property and equipment plus proceeds from sale of property and equipment.

RISK FACTORS
You should carefully consider the following risks and other information in this information statement in evaluating GXO and GXO common stock (“our stock” or “our common stock”). Any of the following risks and uncertainties could materially adversely affect our business, financial condition or results of operations.
Risks Related to Our Business
Risks Related to Our Strategy and Operations
We operate in a highly competitive industry, and failure to compete or respond to customer requirements could negatively affect our business and our results of operations.
The logistics industry is intensely competitive and is expected to remain so for the foreseeable future. We compete against multinational firms, regional players and emerging technology companies. We also must contend with our customers’ ability to in-source their logistics operations. The primary competitive factors that are most important to our customers are price and quality of service. Many larger customers utilize the services of multiple logistics providers. Customers regularly solicit bids from competitors in order to improve service and to secure favorable pricing and contractual terms such as longer payment terms, fixed-price arrangements, higher or unlimited liability limits and performance penalties. Increased competition and competitors’ acceptance of more onerous contractual terms could result in reduced revenues, reduced margins, higher operating costs or loss of market share, any of which could have a material adverse effect on our results of operations, cash flows and financial condition.
Increases in our labor costs to attract, train and retain employees may have a material adverse effect on us.
Our workforce is comprised primarily of employees who work on an hourly basis. To grow our operations and meet the needs and expectations of our customers, we must attract, train and retain a large number of hourly employees, while at the same time controlling labor costs. Several of our long-term customer contracts are fixed-price arrangements that limit our ability to pass on to our customers increases in labor costs due to low unemployment, increases in government unemployment benefits, competitive pressures, union activity or changes in federal or state minimum wage or overtime laws, and any such increases in labor costs could adversely affect our business, results of operations, cash flows and financial condition. For instance, our labor costs increased because of the COVID-19 pandemic, in part due to increased staffing needs, wage increases (including increases we awarded for pandemic frontline service) and increases in government unemployment benefits that have incentivized potential employees to remain out of the workforce in areas where we operate.
Additionally, our operations are subject to various employment related laws and regulations, which govern matters such as minimum wages, union organizing rights, the classification of employees and independent contractors, family and medical leave, overtime pay, compensable time, recordkeeping and other working conditions, and a variety of similar laws that govern these and other employment related matters. Any changes to employment related laws and regulations, including increased minimum wages, the expansion of union organization rights or changes in the classification of employees and independent contractors, could result in increased labor costs that could adversely affect our business, results of operations, cash flows and financial condition.
We are currently subject to employment related claims in connection with our operations. These claims, lawsuits and proceedings are in various stages of adjudication or investigation and involve a wide variety of claims and potential outcomes. Because labor represents a significant portion of our operating expenses, compliance with these evolving laws and regulations could substantially increase our cost of doing business, while failure to do so could subject us to significant fines and lawsuits and could have a material adverse effect on our business, financial condition and results of operations.
We depend on our ability to attract and retain qualified employees and temporary workers.
We depend on our ability to attract and retain qualified talent, including temporary, part-time and full-time team members; managers; and executive officers. If we are unable to attract and retain such individuals, we may be unable to maintain our current competitive position within the industry, meet our customers’ expectations or successfully expand and grow our business.
In addition to our permanent employees, our ability to meet customer demands and expectations, especially during periods of peak volume, is substantially dependent on our ability to recruit and retain qualified temporary workers. Increased demand for temporary workers, low unemployment or changes in federal or state minimum wage laws may increase the costs of temporary labor, and any such increases in labor costs could adversely affect our business, results of operations, cash flows and financial condition. Moreover, our inability to recruit a qualified temporary workforce may result in our inability to meet our customers’ performance targets.
Economic recessions and other factors that reduce consumer spending, both in North America and Europe, could have a material adverse impact on our business.
Our performance is affected by recessionary economic cycles, downturns in customers’ business cycles, and changes in customers’ business practices. Our customers experience cyclical fluctuations in demand for their products due to economic recessions, which reduces the demand for our services and could adversely affect our business, results of operations, cash flows and financial condition.
Our past acquisitions, as well as any acquisitions that we may complete in the future, may be unsuccessful or result in other risks or developments that adversely affect our financial condition and results.
While we intend for our acquisitions to improve our competitiveness and profitability, we cannot be certain that our past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Special risks, including accounting, regulatory, compliance, information technology or human resources issues, may arise in connection with, or as a result of, the acquisition of an existing company, including the assumption of unanticipated liabilities and contingencies, difficulties in integrating acquired businesses, possible management distractions, or the inability of the acquired business to achieve the levels of revenue, profit, productivity or synergies we anticipate or otherwise perform as we expect on the timeline contemplated. We are unable to predict all of the risks that could arise as a result of our acquisitions.
If the performance of an acquired business, including our January 2021 acquisition of the majority of Kuehne + Nagel’s logistics operations in the U.K., varies from our projections or assumptions, or if estimates about the future profitability of an acquired business change, our revenues, earnings or other aspects of our financial condition could be adversely affected. We may also experience difficulties in connection with integrating any acquired companies into our existing businesses and operations, including our existing infrastructure and information technology systems. The infrastructure and information technology systems of acquired companies could present issues that we were unable to identify prior to the acquisition and that could adversely affect our financial condition and results; we have experienced challenges of this nature relating to the infrastructure and systems of certain past companies that we acquired. Also, we may not realize all of the synergies we anticipate from past and potential future acquisitions. Among the synergies that we currently expect to realize are cross-selling opportunities to our existing customers, network synergies and other operational synergies. Any of these events could adversely affect our financial condition and results of operations.
We may not successfully manage our growth.
We have grown rapidly and substantially over prior years, including by expanding our internal resources, making acquisitions and entering into new markets, and we intend to continue to focus on rapid growth, including organic growth and additional acquisitions. We may experience difficulties and higher-than-expected expenses in executing this strategy as a result of unfamiliarity with new markets, changes in revenue and business models, entry into new geographic areas and increased pressure on our existing infrastructure and information technology systems.
Our growth will place a significant strain on our management, operational, financial and information technology resources. We will need to continually improve existing procedures and controls, as well as implement new transaction processing, operational and financial systems, and procedures and controls to expand, train and manage our employee base. Our working capital needs will continue to increase as our operations grow. Failure to manage our growth effectively, or obtain necessary working capital, could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Our overseas operations are subject to various operational and financial risks that could adversely affect our business.
The services we provide outside the U.S. are subject to risks resulting from changes in tariffs, trade restrictions, trade agreements, tax policies, difficulties in managing or overseeing foreign operations and agents, different liability standards, issues related to compliance with anti-corruption laws, such as the Foreign Corrupt Practices Act and the U.K. Bribery Act, data protection, trade compliance, and intellectual property laws of countries that do not protect our rights relating to our intellectual property, including our proprietary information systems, to the same extent as do U.S. laws. The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region or decrease the profitability of our operations in that region. In addition, as we expand our business in foreign countries, we will be exposed to increased risk of loss from foreign currency fluctuations and exchange controls.
We are exposed to currency exchange rate fluctuations because a significant proportion of our assets, liabilities and earnings are denominated in foreign currencies.
We present our financial statements in U.S. dollars, but we have a significant proportion of our net assets and income in non-U.S. dollar currencies, primarily the euro and British pound sterling. Consequently, a depreciation of non-U.S. dollar currencies relative to the U.S. dollar could have an adverse impact on our financial results.
The economic uncertainties relating to eurozone monetary policies may cause the value of the euro to fluctuate against other currencies. Currency volatility contributes to variations in our sales of products and services in impacted jurisdictions. For example, in the event that one or more European countries were to replace the euro with another currency, our sales into such countries, or in Europe generally, would likely be adversely affected until stable exchange rates are established. Accordingly, fluctuations in currency exchange rates could adversely affect our business and financial condition in Europe and the business of the combined company.
Our ability to successfully manage the costs and operational difficulties of adding new customers and business may negatively affect our financial condition and operations.
Establishing new customer relationships or adding operational sites for existing customers requires a significant amount of time, operational focus and capital. Although we typically partner with our new customers to ensure that onboarding is smooth and allocate costs appropriately, our inability to integrate new customers or operational sites into our technology systems or recruit additional employees to manage new customer relationships, or higher than anticipated costs to onboard new customers may negatively affect our financial condition or operations.
In addition, our operations can require a significant commitment of capital in the form of shelving, racking and other warehousing systems that may be required to implement warehouse solutions for our customers. These costs are often paid back by the customer over a specified period of time associated with the expected length of the customer relationship. To the extent that a customer defaults on its obligations under its agreement with us, we could be forced to take a significant loss on the unrecovered portion of this upfront capital cost.
The contractual terms between us and our customers could expose us to penalties and costs in the event we do not meet the contractually prescribed performance levels.
We maintain long-term contracts with the majority of our customers, many of which include performance-based minimum levels of service. Although we manage our business to exceed prescribed performance levels, our inability to meet these service levels, due to labor shortages, volume peaks, our inability to procure temporary labor, technological malfunctions or other events that may or may not be within our control, may expose us to penalties or incremental costs or lead to the termination of customer contracts, all of which could negatively affect our business and financial condition.

Our operations are subject to seasonal fluctuations, and our inability to manage these fluctuations could negatively affect our business and our results of operations.
Many of our customers typically realize a significant portion of their sales in the fourth quarter of each year during the holiday season. Although not all of our customers experience the same seasonal variation, and some customers may have seasonal peaks that occur in periods other than the fourth quarter, the seasonality of our customers’ businesses places higher demands on our services, requiring us to take measures, including temporarily expanding our workforce, to meet our customers’ demands. Our failure to meet our customers’ expectations during these seasonal peaks may negatively affect our customer relationships, could expose us to penalties under our contractual arrangements with customers and ultimately could negatively affect our business and our results of operations.
The COVID-19 pandemic could have a material adverse effect on our business operations, results of operations, cash flows and financial position.
We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business and geographies, including how it has and may continue to impact our customers, employees and other business partners. The COVID-19 pandemic has created significant volatility, uncertainty and economic disruption, which has and may continue to adversely affect our business operations and may materially and adversely affect our results of operations, cash flows and financial position.
The effects of the COVID-19 pandemic may remain prevalent for a significant period of time and may continue to adversely affect our business, results of operations and financial condition even after the COVID-19 outbreak has subsided. The extent to which the COVID-19 pandemic impacts us will depend on numerous evolving factors and future developments that we are not able to predict. Furthermore, the extent and pace of a recovery remains uncertain and may differ significantly among the countries in which we operate. We anticipate that our results of operations will continue to be impacted by this pandemic in 2021, and the pandemic could have a material impact on our results of operations and heighten many of our known risks described herein.
Risks Related to Our Use of Technology
Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate our information technology systems, including those systems of any businesses that we acquire.
We rely heavily on our information technology systems in managing our business; they are a key component of our customer-facing services and internal growth strategy. In general, we expect our customers to continue to demand more sophisticated, fully integrated technology from their logistics providers. To keep pace with changing technologies and customer demands, we must correctly address market trends and enhance the features and functionality of our proprietary technology platform in response to these trends. This process of continuous enhancement may lead to significant ongoing software development costs, which will continue to increase if we pursue new acquisitions of companies and their current systems. In addition, we may fail to accurately determine the needs of our customers or trends in the logistics industry, or we may fail to respond appropriately by implementing functionality for our technology platform in a timely or cost-effective manner. Any such failures could result in decreased demand for our services and a corresponding decrease in our revenues.
We must ensure that our information technology systems remain competitive. If our information technology systems are unable to manage high volumes with reliability, accuracy and speed as we grow, or if such systems are not suited to manage the various services we offer, our service levels and operating efficiency could decline. In addition, if we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems, or if we fail to enhance our systems to meet our customers’ needs, our results of operations could be seriously harmed.
Our technology may not be successful or may not achieve the desired results, and we may require additional training or different personnel to successfully implement this technology. Our technology development process may be subject to cost overruns or delays in obtaining the expected results, which may result in disruptions to our operations.

A failure of our information technology infrastructure or a breach of our information systems, networks or processes may materially adversely affect our business.
The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our sales and marketing, financial, legal and compliance functions, engineering and product development tasks, research and development data, communications, logistics order entry and fulfillment and other business processes. We also rely on third parties and virtualized infrastructure to operate our information technology systems. Despite significant testing for risk management, external and internal risks, such as malware, insecure coding, “Acts of God,” data leakage and human error pose a direct threat to the stability or effectiveness of our information technology systems and operations. The failure of our information technology systems to perform as we anticipate could adversely affect our business through transaction errors, billing and invoicing errors, internal recordkeeping and reporting errors, processing inefficiencies and loss of sales, receivables collection or customers. Any such failure could result in harm to our reputation and have an ongoing adverse impact on our business, results of operations and financial condition, including after the underlying failures have been remedied.
We may also be subject to cybersecurity attacks and other intentional hacking. Any failure to identify and address such defects or errors or prevent a cyber-attack could result in service interruptions, operational difficulties, loss of revenues or market share, liability to our customers or others, the diversion of corporate resources, injury to our reputation or increased service and maintenance costs. Addressing such issues could prove to be impossible or very costly and responding to the resulting claims or liability could similarly involve substantial cost. In addition, recently, regulatory and enforcement focus on data protection has heightened in the U.S. and abroad, particularly in the EU, and failure to comply with applicable U.S. or foreign data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties, which could harm our business, its reputation, results of operations and financial condition.
Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.
We use both internally developed and purchased technologies in conducting our business. Whether internally developed or purchased, it is possible that users of these technologies could be claimed to infringe upon or violate the intellectual property rights of third parties. In the event that a claim is made against us by a third-party for the infringement of intellectual property rights, a settlement or adverse judgment against us could result in increased costs to license the technology or a legal prohibition against our using the technology. Thus, our failure to obtain, maintain or enforce our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.
We rely on a combination of intellectual property rights, including patents, copyrights, trademarks, domain names, trade secrets, intellectual property licenses and other contractual rights, to protect our intellectual property and technology. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated; our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties; or we may fail to secure the rights to intellectual property developed by our employees, contractors and others. Efforts to enforce our intellectual property rights may be time-consuming and costly, distract management’s attention, divert our resources and ultimately be unsuccessful. Moreover, should we fail to develop and properly manage future intellectual property, this could adversely affect our market positions and business opportunities.
Risks Related to Third-Party Relationships
Our business may be materially adversely affected by labor disputes or organizing efforts.
Labor disputes involving our customers could affect our operations. If our customers experience plant slowdowns or closures because they are unable to negotiate labor contracts, our revenue and profitability could be negatively impacted. In particular, we derive a substantial portion of our revenue from the operation and management of facilities that are often located in close proximity to a customer’s manufacturing plant and are integrated into the customer’s production line process. If any of our customers are affected by labor disputes and consequently cease or significantly modify their operations at a plant served by us, we may experience significant revenue loss and shutdown costs, including costs related to early termination of leases, causing our business to suffer.
In Europe, our business activities rely on a large amount of labor, including a number of workers who are affiliated with trade unions and other staff representative institutions. It is essential that we maintain good relations with employees, trade unions and other staff representative institutions. A deteriorating economic environment may result in tensions in industrial relations, which may lead to industrial action within our European operations; this could have a direct impact on our business operations. Generally, any deterioration in industrial relations in our European operations, such as general strike activities or other material labor disputes, could have an adverse effect on our revenues, earnings, financial position and outlook.
Although our work force in the United States is not unionized, labor unions have, from time to time, attempted to organize our employees. Successful unionization by our employees or organizing efforts could lead to business interruptions, work stoppages and the reduction of service levels due to work rules that could have an adverse effect on our customer relationships and our revenues, earnings, financial position and outlook.
Our business uses a large number of temporary workers in our operations. Any failure to properly manage our temporary workers could have a material adverse impact on our revenues, earnings, financial position and outlook.
We make significant use of temporary staff. We cannot guarantee that temporary workers are as well-trained as our other employees. Specifically, we may be exposed to the risk that temporary workers may not perform their assignments in a satisfactory manner or may not comply with our safety rules in an appropriate manner, whether as a result of their lack of experience or otherwise. If such risks materialize, they could have a material adverse effect on our business and financial condition.
Risks Related to Litigation and Regulations
From time to time, we are involved in lawsuits and are subject to various claims that could result in significant expenditures and impact our operations.
The nature of our business exposes us to the potential for various types of claims and litigation. We are subject to claims and litigation related to labor and employment, personal injury, vehicular accidents, cargo and other property damage, business practices, environmental liability and other matters, including with respect to claims asserted under various other theories of agency or employer liability. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. Businesses that we acquire also increase our exposure to litigation. Material increases in liability claims or workers’ compensation claims, or the unfavorable resolution of claims, or our failure to recover, in full or in part, under indemnity provisions could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability.
We are subject to risks associated with defined benefit plans for our current and former employees, which could have a material adverse effect on our earnings and financial position.
We maintain defined benefit pension plans and a postretirement medical plan. Our defined benefit pension plans include funded and unfunded plans in the U.S. and the U.K. A decline in interest rates or lower returns on funded plan assets may cause increases in the expense and funding requirements for these defined benefit pension plans and for our postretirement medical plan. Despite past amendments that froze our defined benefit pension plans to new participants and curtailed benefits, these pension plans remain subject to volatility associated with interest rates, inflation, returns on plan assets, other actuarial assumptions and statutory funding requirements. In addition to being subject to volatility associated with interest rates, our postretirement medical plan remains subject to volatility associated with actuarial assumptions and trends in healthcare costs. Any of the aforementioned factors could lead to a significant increase in the expense of these plans and a deterioration in the solvency of these plans, which could significantly increase our contribution requirements. As a result, we are unable to predict the effect on our financial statements associated with our defined benefit pension plans and our postretirement medical plan.
Changes in income tax regulations for U.S. and multinational companies may increase our tax liability.
The U.S. Congress, the Organization for Economic Co-operation and Development (“OECD”), the EU, and other government agencies in jurisdictions in which we and our affiliates do business have maintained a focus on the taxation of multinational companies. The OECD has recommended changes to numerous long-standing international tax principles through its base erosion and profit shifting (“BEPS”) project. These and other tax laws and related regulation changes, to the extent adopted, may increase tax uncertainty, result in higher compliance cost and adversely affect our provision for income taxes, results of operations and/or cash flow.
We are subject to regulation, which could negatively impact our business.
Our operations are regulated and licensed by various governmental agencies at the local, state and federal levels in the U.S. and in the foreign countries where we operate. These regulatory agencies have authority and oversight of domestic and international activities. Our subsidiaries must also comply with applicable regulations and requirements of various agencies.
The regulatory landscape in which we operate is constantly evolving and subject to significant change, including as a result of evolving political and social attitudes. Future laws, regulations and regulatory reforms, including without limitation future laws and regulations related to increased minimum wages, the expansion of union organization rights or changes in the classification of employees and independent contractors, may be more stringent and may require changes to our operating practices that influence the demand for our services or require us to incur significant additional costs. We are unable to predict the impact that recently enacted and future regulations may have on our business. If higher costs are incurred by us as a result of future changes in regulations, this could adversely affect our results of operations to the extent we are unable to obtain a corresponding increase in price from our customers.
Proposed or pending legislative or regulatory changes, or future legislative or regulatory changes, at the federal, state or local level could decrease demand for our services, increase our costs, including our labor costs, and negatively affect our business and our results of operations.
Our business is subject to possible regulatory and legislative changes that may impact our operations, including but not limited to changes that would encourage workers to unionize, make it easier for workers to collectively bargain, increase operational requirements on our business or mandate certain restrictions on the use of individual workers, including how often they can work or how long they can work in any individual shift. Any and all of these changes or other similar changes could have significant implications for our business model, including increasing our labor costs, reducing our operational flexibility and depressing our ability to meet our customers’ expectations and demands, all of which would negatively affect our business and our results of operations.
The enactment of proposed or future legislation by Congress could change union organization rights, resulting in increased efforts by workers to unionize. If such legislation is enacted at the federal, state or local level, such efforts could distract our management team, result in business interruptions, work stoppages and the reduction of service levels due to work rules that could have an adverse effect on our customer relationships and our revenues, earnings, financial position and outlook, and could adversely affect our business by increasing our labor costs. Recent regulatory proposals and statements by the Biden administration suggest that certain regulatory bodies, including the National Labor Relations Board, Occupational Safety and Health Administration (“OSHA”) and the Equal Employment Opportunity Commission, may promulgate regulations that could limit our operational flexibility. If such regulations are adopted, they could increase our cost of operations or hinder our ability to meet our customers’ expectations and demands, either of which would negatively affect our business and our results of operations.
Additionally, significant regulatory changes at the federal, state or local level may negatively affect economic output, cause growth to slow, reduce consumer spending and sentiment and result in weaker demand for our services, negatively affecting our business and our results of operations.

Risks Related to the Separation and Distribution
We have no history of operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
The historical information about GXO in this information statement refers to the GXO Businesses as operated by and integrated with XPO. Our historical financial information included in this information statement is derived from XPO’s accounting records and is presented on a standalone basis as if the GXO Businesses have been conducted independently from XPO. Additionally, the pro forma financial information included in this information statement is derived from our historical financial information and (i) gives effect to the separation and (ii) reflects GXO’s anticipated post-separation capital structure, including the assignment of certain assets and assumption of certain liabilities not included in the historical financial statements. Accordingly, the historical and pro forma financial information does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:
•Generally, our working capital requirements and capital for our general corporate purposes, including capital expenditures and acquisitions, have historically been satisfied as part of the corporate-wide cash management policies of XPO. Following the completion of the distribution, our results of operations and cash flows are likely to be more volatile, and we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.
•Prior to the distribution, our business has been operated by XPO as part of its broader corporate organization, rather than as an independent company. XPO or one of its affiliates performed various corporate functions for us, such as legal, treasury, accounting, auditing, human resources, investor relations, and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from XPO for such functions, which may be less than the expenses we would have incurred had we operated as a separate, publicly traded company.
•Currently, our business is integrated with the other businesses of XPO. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we have sought to minimize the impact on GXO when separating these arrangements, there is no guarantee these arrangements will continue to capture these benefits in the future.
•As a current part of XPO, we take advantage of XPO’s overall size and scope to obtain more advantageous procurement terms. After the distribution, as a standalone company, we may be unable to obtain similar arrangements to the same extent that XPO did, or on terms as favorable as those XPO obtained, prior to completion of the distribution.
•After the completion of the distribution, the cost of capital for our business may be higher than XPO’s cost of capital prior to the distribution.
•Our historical financial information does not reflect the debt that we will incur as part of the distribution.
•As an independent public company, we will separately become subject to, among other things, the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the regulations of the NYSE and will be required to prepare our standalone financial statements according to the rules and regulations required by the SEC. These reporting and other obligations will place significant demands on our management and administrative and operational resources. Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to implement our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Securities Exchange Act of 1934 could be impaired.
Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from XPO. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma condensed combined financial statements of our business, see “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.
Following the separation and distribution, our financial profile will change, and we will be a smaller, less diversified company than XPO prior to the separation.
The separation will result in each of XPO and GXO being smaller, less diversified companies with more limited businesses concentrated in their respective industries. As a result, our company may be more vulnerable to changing market conditions, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the diversification of our revenues, costs, and cash flows will diminish as a standalone company, such that our results of operations, cash flows, working capital and financing requirements may be subject to increased volatility and our ability to fund capital expenditures and investments, pay dividends and service debt may be diminished. Following the separation, we may also lose capital allocation efficiency and flexibility, as we will no longer be able to use cash flow from XPO to fund our investments into one of our other businesses.
We may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may materially adversely affect our business.
We may not be able to achieve the full strategic and financial benefits expected to result from the separation and distribution, or such benefits may be delayed or not occur at all. The distribution is expected to provide a number of benefits, including those described elsewhere in this information statement.
We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (i) the separation will demand significant management resources and require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of XPO because our business will be less diversified than XPO’s business prior to the completion of the separation; (iii) after the separation, as a standalone company, we may be unable to obtain certain goods, services and technologies at prices or on terms as favorable as those XPO obtained prior to completion of the separation; (iv) the separation may require us to pay costs that could be substantial and material to our financial resources, including insurance, accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management and personnel new to GXO, tax costs and costs to separate information systems; (v) under the terms of the tax matters agreement that we will enter into with XPO, we will be restricted from taking certain actions that could cause the distribution or certain related transactions (or certain transactions undertaken as part of the internal reorganization) to fail to qualify as tax-free, and these restrictions may limit us for a period of time from pursuing certain strategic transactions and equity issuances or engaging in other transactions that might increase the value of our business; and (vi) after the separation, we cannot predict the trading prices of GXO common stock or know whether the combined value of one share of our common stock and one share of XPO common stock will be less than, equal to or greater than the market value of one share of XPO common stock prior to the distribution. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

XPO’s plan to separate into two independent, publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.
XPO’s separation into two independent, publicly traded companies is complex in nature, and unanticipated developments or changes, including changes in the law, the macroeconomic environment, competitive conditions of XPO’s markets, regulatory approvals or clearances, the uncertainty of the financial markets and challenges in executing the separation, could delay or prevent the completion of the proposed separation, or cause the separation to occur on terms or conditions that are different or less favorable than expected. Additionally, the XPO board of directors, in its sole and absolute discretion, may decide not to proceed with the distribution at any time prior to the distribution date.
The process of completing the proposed separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. The separation costs may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the separation is not completed or is not well executed, or the expected benefits of the separation are not realized. Executing the proposed separation will also require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business. Other challenges associated with effectively executing the separation include attracting, retaining and motivating employees during the pendency of the separation and following its completion; addressing disruptions to our supply chain, manufacturing, sales and distribution, and other operations resulting from separating XPO into two independent companies; and separating XPO’s information systems.
Challenges in the commercial and credit environment may adversely affect the expected benefits of the separation, the expected plans or anticipated timeline to complete the separation and our future access to capital on favorable terms.
Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our services or in the solvency of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions. These conditions may adversely affect our anticipated timeline to complete the separation and the expected benefits of the separation, including by increasing the time and expense involved in the separation.
We have incurred debt obligations, and may in the future incur additional debt obligations, that could adversely affect our business and profitability and our ability to meet other obligations.
In connection with the distribution, in June 2021, GXO entered into a Revolving Credit Agreement providing for an $800 million unsecured, unsubordinated five-year revolving credit facility. Additionally, in July 2021, GXO issued $800 million of unsecured, unsubordinated notes in two series. GXO expects to transfer all or a portion of the net proceeds of the notes and other cash and cash equivalents to XPO, which XPO intends to use to repay existing indebtedness. As a result of such transactions, GXO anticipates having approximately $800 million of outstanding indebtedness upon completion of the distribution (excluding finance leases and intercompany liabilities and any borrowings under the Revolving Credit Facility). See “Description of Material Indebtedness.” We may also incur additional indebtedness in the future.
This significant amount of debt could potentially have important consequences to us and our debt and equity investors, including:
•requiring a substantial portion of our cash flow from operations to make interest payments;
•making it more difficult to satisfy debt service and other obligations;
•increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;
•increasing our vulnerability to adverse economic and industry conditions;

•reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;
•limiting our flexibility in planning for, or reacting to, changes in our business and the industry;
•placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt; and
•limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common shares.
To the extent that we incur additional indebtedness, the foregoing risks could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.
We could experience temporary interruptions in business operations and incur additional costs as we build our information technology infrastructure and transition our data to our own systems.
We are in the process of creating our own, or engaging third parties to provide, information technology infrastructure and systems to support our critical business functions, including accounting and reporting, in order to replace many of the systems XPO currently provides to us. We may incur temporary interruptions in business operations if we cannot transition effectively from XPO’s existing operating systems, databases and programming languages that support these functions to our own systems. Our failure to implement the new systems and transition our data successfully and cost-effectively could disrupt our business operations and have a material adverse effect on our profitability. In addition, our costs for the operation of these systems may be higher than the amounts reflected in our historical combined financial statements.
Our accounting, tax and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject as a standalone, publicly traded company following the separation and distribution.
Our financial results previously were included within the combined results of XPO, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934. As a result of the distribution, we will be directly subject to reporting and other obligations under the Securities Exchange Act of 1934, including the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. We may not have sufficient time following the separation to meet these obligations by the applicable deadlines.
Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, tax and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to implement our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Securities Exchange Act of 1934 could be impaired. In the event we are unable to implement a sufficient tax reporting system and related processes, we may be unable to comply with tax law and face penalties associated with our lack of compliance. Any failure to achieve and maintain effective internal controls could result in adverse regulatory consequences and/or loss of investor confidence, which could limit GXO’s ability to access the global capital markets and could have a material adverse effect on our business, financial condition, results of operations, cash flows or the market price of GXO securities.

In connection with the separation into two public companies, each of XPO and GXO will indemnify each other for certain liabilities. If we are required to pay under these indemnities to XPO, our financial results could be negatively impacted. The XPO indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which XPO will be allocated responsibility, and XPO may not be able to satisfy its indemnification obligations in the future.
Pursuant to the separation agreement and certain other agreements between XPO and GXO, each party will agree to indemnify the other for certain liabilities, in each case for uncapped amounts, as discussed further in the section titled “Certain Relationships and Related Party Transactions—Separation Agreement” of this information statement. Indemnities that we may be required to provide XPO are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that XPO has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnities from XPO for our benefit may not be sufficient to protect us against the full amount of such liabilities, and XPO may not be able to fully satisfy its indemnification obligations.
Moreover, even if we ultimately succeed in recovering from XPO any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.
XPO may fail to perform under various transaction agreements that will be executed as part of the separation, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.
In connection with the separation and prior to the distribution, GXO and XPO will enter into the separation agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property license agreement. The separation agreement, the tax matters agreement, the employee matters agreement and the intellectual property license agreement, together with the documents and agreements by which the internal reorganization will be effected, will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. GXO will rely on XPO to satisfy its performance and payment obligations under these agreements. If XPO is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties and/or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively, and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that XPO currently provides to us. However, we may not be successful in implementing these systems and services in a timely manner or at all, we may incur additional costs in connection with, or following, the implementation of these systems and services, and we may not be successful in transitioning data from XPO’s systems to ours.
We may be held liable to XPO if we fail to perform certain services under the transition services agreement, and the performance of such services may negatively impact our business and operations.
In connection with the separation, GXO and XPO will enter into a transition services agreement that will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. If we do not satisfactorily perform our obligations under the agreement, we may be held liable for any resulting losses suffered by XPO, subject to certain limits. In addition, during the transition services periods, our management and employees may be required to divert their attention away from our business in order to provide services to XPO, which could adversely affect our business.

The terms we will receive in our agreements with XPO could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.
The agreements we will enter into with XPO in connection with the separation, including the separation agreement, a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property license agreement, were prepared in the context of the separation while we were still a wholly owned subsidiary of XPO. Accordingly, during the period in which the terms of those agreements were prepared, we did not have an independent board of directors or a management team that was independent of XPO. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. See “Certain Relationships and Related Party Transactions.”
If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we, as well as XPO and XPO’s stockholders, could be subject to significant tax liabilities, and, in certain circumstances, we could be required to indemnify XPO for material amounts of taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we, as well as XPO, could be subject to significant tax liabilities.
It is a condition to the distribution that XPO receives an opinion of its outside counsel, satisfactory to the XPO board of directors, regarding the qualification of the distribution, together with certain related transactions, as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Code. The opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of XPO and GXO, including those relating to the past and future conduct of XPO and GXO. If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if XPO or GXO breaches any of its representations or covenants contained in the separation agreement and certain other agreements and documents or in any documents relating to the opinion of counsel, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt of the opinion of counsel, the U.S. Internal Revenue Service (the “IRS”) could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the opinion of counsel was based are false or have been violated. In addition, the opinion of counsel will represent the judgment of such counsel and will not be binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt of the opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, we, as well as XPO and XPO’s stockholders, could be subject to significant U.S. federal income tax liability.
If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, XPO would recognize taxable gain as if it had sold the GXO common stock in a taxable sale for its fair market value (unless XPO and we jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (a) the XPO group would recognize taxable gain as if we had sold all of our assets in a taxable sale in exchange for an amount equal to the fair market value of GXO common stock and the assumption of all our liabilities and (b) we would obtain a related step-up in the tax basis of our assets), and XPO stockholders who receive such GXO shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For more information, see “Material U.S. Federal Income Tax Consequences.”
In addition, as part of the separation, and prior to the distribution, XPO and its subsidiaries expect to complete the internal reorganization, and XPO, GXO and their respective subsidiaries expect to incur certain tax costs in connection with the internal reorganization, including non-U.S. tax costs resulting from transactions in non-U.S. jurisdictions, which may be material. With respect to certain transactions undertaken as part of the internal reorganization, XPO intends to obtain opinions of external tax advisors, in each case, regarding the tax treatment of such transactions. Such opinions will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of XPO, GXO or their respective subsidiaries. If any of these representations or statements is, or becomes, inaccurate or incomplete, or if XPO, GXO or their respective subsidiaries do not fulfill or otherwise comply with any such undertakings or covenants, such opinions may be invalid or the conclusions reached therein could be jeopardized. Further, notwithstanding receipt of any such tax opinions, there can be no assurance that the relevant taxing authorities will not assert that the tax treatment of the relevant transactions differs from the conclusions reached in the relevant tax opinions. In the event any such tax opinions cannot be obtained or the relevant taxing authorities prevail with any challenge in respect of any relevant transaction, XPO, GXO and their subsidiaries could be subject to significant tax liabilities.
Under the tax matters agreement to be entered into between XPO and GXO in connection with the separation, we generally would be required to indemnify XPO for any taxes resulting from the separation (and any related costs and other damages) to the extent such amounts resulted from (i) an acquisition of all or a portion of the equity securities or assets of GXO, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (ii) certain other actions or failures to act by GXO, or (iii) any breach of GXO’s covenants or undertakings contained in the separation agreement and certain other agreements and documents. Further, under the tax matters agreement, we generally would be required to indemnify XPO for a specified portion of any taxes (and any related costs and other damages) arising as a result of the failure of the distribution and certain related transactions to qualify as a transaction that is generally tax-free (including as a result of Section 355(e) of the Code) or a failure of any internal distribution that is intended to qualify as a transaction that is generally tax-free to so qualify, in each case, to the extent such amounts did not result from a disqualifying action by, or acquisition of equity securities of, XPO or GXO. Any such indemnity obligations could be material. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”
We may not be able to engage in desirable capital-raising or strategic transactions following the separation.
Under current U.S. federal income tax law, a spin-off that otherwise qualifies for tax-free treatment can be rendered taxable to the parent corporation and its stockholders as a result of certain post-spin-off transactions, including certain acquisitions of shares or assets of the spun-off corporation. For example, a spin-off may result in taxable gain to the parent corporation under Section 355(e) of the Code if it were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in the spun-off corporation. To preserve the U.S. federal income tax treatment of the separation and distribution, and in addition to our indemnity obligation described above, the tax matters agreement will restrict us, for the two-year period following the distribution, except in specific circumstances, from, among other things: (i) ceasing to actively conduct certain of our businesses; (ii) entering into certain transactions or series of transactions pursuant to which all or a portion of the shares of GXO stock would be acquired, whether by merger or otherwise; (iii) liquidating or merging or consolidating with any other person; (iv) issuing equity securities beyond certain thresholds; (v) repurchasing shares of GXO stock other than in certain open-market transactions; or (vi) taking or failing to take any other action that would jeopardize the expected U.S. federal income tax treatment of the distribution and certain related transactions. Further, the tax matters agreement will impose similar restrictions on us and our subsidiaries during the two-year period following the distribution that are intended to prevent certain transactions undertaken as part of the internal reorganization from failing to qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or for applicable non-U.S. income tax purposes. These restrictions may limit our ability to pursue certain equity issuances, strategic transactions, repurchases or other transactions that we may otherwise believe to be in the best interests of our stockholders or that might increase the value of our business. Also, we may be responsible for liabilities arising from the failure of the distribution, together with certain related transactions, to qualify for tax-free treatment (see the discussion under the section titled “Certain Relationships and Related Party Transactions—Tax Matters Agreement” ), and our indemnity obligations for such liabilities under the tax matters agreement, may discourage, delay, or prevent certain third parties from acquiring us. For more information, see the sections titled “Certain Relationships and Related Party Transactions—Tax Matters Agreement” and “Material U.S. Federal Income Tax Consequences.”

The transfer to us of certain contracts, permits and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.
The separation agreement will provide that certain contracts, permits and other assets and rights are to be transferred from XPO or its subsidiaries to GXO or its subsidiaries in connection with the separation. The transfer of certain of these contracts, permits and other assets and rights may require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, we and XPO are joint beneficiaries of contracts, and we and XPO may need the consents of third parties in order to split or separate the existing contracts or the relevant portion of the existing contracts to us or XPO.
Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from us, which, for example, could take the form of adverse price changes, require us to expend additional resources in order to obtain the services or assets previously provided under the contract or require us to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If we are unable to obtain required consents or approvals, we may be unable to obtain the benefits, permits, assets and contractual commitments that are intended to be allocated to us as part of our separation from XPO, and we may be required to seek alternative arrangements to obtain services and assets which may be more costly and/or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively impact our business, financial condition, results of operations and cash flows.
Until the distribution occurs, the XPO board of directors has sole and absolute discretion to change the terms of the separation and distribution in ways that may be unfavorable to us.
Until the distribution occurs, GXO will be a wholly-owned subsidiary of XPO. Accordingly, the XPO board of directors will have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to us. In addition, the XPO board of directors, in its sole and absolute discretion, may decide not to proceed with the distribution at any time prior to the distribution date.
No vote of XPO stockholders is required in connection with the distribution. As a result, if you do not want to receive our common stock in the distribution, your sole recourse will be to divest yourself of your XPO common stock prior to the record date for the distribution.
No vote of XPO stockholders is required in connection with the distribution. Accordingly, if you do not want to receive our common stock in the distribution, your only recourse will be to divest yourself of your XPO common stock prior to the record date for the distribution.
Risks Related to Our Common Stock
We cannot be certain that an active trading market for our common stock will develop or be sustained after the distribution and, following the distribution, our stock price may fluctuate significantly.
A public market for our common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the distribution, nor can we predict the prices at which shares of our common stock may trade after the distribution. Similarly, we cannot predict the effect of the distribution on the trading prices of our common stock or whether the combined market value of one share of our common stock and one share of XPO common stock will be less than, equal to or greater than the market value of one share of XPO common stock prior to the distribution.
Until the market has fully evaluated XPO’s businesses without GXO, the price at which each share of XPO common stock trades may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. Similarly, until the market has fully evaluated our business as a standalone entity, the prices at which shares of our common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of our stock price following the distribution may have a material adverse effect on our business, financial condition and results of operations. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:
•actual or anticipated fluctuations in our operating results;
•changes in earnings estimated by securities analysts or our ability to meet those estimates;
•the operating and stock price performance of comparable companies;
•changes to the regulatory and legal environment under which we operate;
•actual or anticipated fluctuations in commodities prices; and
•domestic and worldwide economic conditions.
There may be substantial and rapid changes in our stockholder base, which may cause our stock price to fluctuate significantly.
Many investors holding shares of XPO common stock may hold that stock because of a decision to invest in a company with XPO’s profile. Following the distribution, the shares of GXO common stock held by those investors will represent an investment in a company with a different profile. This may not be aligned with a holder’s investment strategy and may cause the holder to sell the shares rapidly. As a result, the price of GXO common stock may decline or experience volatility as GXO’s stockholder base changes.
A significant number of shares of our common stock may be sold following the distribution, which may cause our stock price to decline.
Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately 114,602,061 shares of our common stock issued and outstanding. Shares distributed to XPO stockholders in the separation will generally be freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), except for shares owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.
We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers of our common stock to meet the demand to sell shares of our common stock at attractive prices would exist at that time.
Any stockholder’s percentage of ownership in GXO may be diluted in the future at any given time.
In the future, your percentage ownership in GXO may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including any equity awards that we will grant to our directors, officers and employees. Our employees will have stock-based awards that correspond to shares of our common stock after the distribution as a result of conversion of their XPO stock-based awards. We anticipate that the compensation committee of our board of directors will grant additional stock-based awards to our employees after the distribution. Such awards will have a dilutive effect on the number of GXO shares outstanding, and therefore on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional stock-based awards to our employees under our employee benefits plans.

We cannot guarantee the timing, amount or payment of dividends on our common stock.
The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of GXO’s board of directors. The board of directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements, regulatory constraints and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if and when we commence paying dividends. For more information, see “Dividend Policy.”
Certain provisions in GXO’s amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of GXO, which could decrease the trading price of GXO’s common stock.
Our amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions are expected to include, among others:
•the ability of our remaining directors to fill vacancies on our board of directors;
•limitations on stockholders’ ability to call a special stockholder meeting or act by written consent;
•rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; and
•the right of our board of directors to issue preferred stock without stockholder approval.
In addition, we expect to be subject to Section 203 of the Delaware General Corporate Law (the “DGCL”), which could have the effect of delaying or preventing a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.
We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make GXO immune from takeovers; however, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of GXO and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. See “Description of Capital Stock.”
In addition, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code, causing the distribution to be taxable to XPO. For a discussion of Section 355(e) of the Code, see “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, we would be required to indemnify XPO for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that our stockholders may consider favorable.
GXO’s amended and restated certificate of incorporation will contain an exclusive forum provision that may discourage lawsuits against GXO and GXO’s directors and officers.
Our amended and restated certificate of incorporation will provide that unless the board of directors otherwise determines, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of GXO, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of GXO to GXO or to GXO stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against GXO or any current or former director or officer of GXO arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, any action asserting a claim relating to or involving GXO governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty of liability created by the Exchange Act or the rules and regulations thereunder, and as a result, the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision described above. Our stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.
This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with GXO or our directors or officers, which may discourage such lawsuits against GXO and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.
The combined post-separation value of one share of XPO common stock and one share of GXO common stock may not equal or exceed the pre-distribution value of one share of XPO common stock.
As a result of the separation, we expect the trading price of shares of XPO common stock immediately following the separation to be different from the “regular-way” trading price of XPO common shares immediately prior to the separation because the trading price will no longer reflect the value of the GXO Businesses. There can be no assurance that the aggregate market value of a share of XPO common stock and one share of GXO common stock following the separation will be higher than, lower than or the same as the market value of a share of XPO common stock if the separation did not occur.
Our Chairman controls a large portion of our stock, which could limit other stockholders’ ability to influence the outcome of key decisions and transactions, including changes of control.
Our Chairman, Brad Jacobs, will beneficially own approximately 13.5% of our outstanding common stock as of August 2, 2021. This concentration of share ownership may adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with concentrated stockholders. Mr. Jacobs can exert substantial influence over our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders. Additionally, significant fluctuations in the levels of ownership of our largest stockholders, including shares beneficially owned by Mr. Jacobs, could impact the volume of trading, liquidity and market price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This information statement and other materials XPO and GXO have filed or will file with the SEC (and oral communications that XPO or GXO may make) contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “trajectory” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors (including risks, uncertainties and assumptions) that might cause or contribute to a material difference include, but are not limited to:
•the severity, magnitude, duration and aftereffects of the COVID-19 pandemic and government responses to the COVID-19 pandemic;
•public health crises (including COVID-19);
•economic conditions generally;
•competition and pricing pressures;
•our ability to align our investments in capital assets, including equipment, service centers and warehouses, to our customers’ demands;
•our ability to successfully integrate and realize anticipated synergies, cost savings and profit improvement opportunities with respect to acquired companies;
•our ability to develop and implement suitable information technology systems and prevent failures in or breaches of such systems;
•our ability to raise debt and equity capital;
•litigation;
•labor matters, including our ability to manage our subcontractors, and risks associated with labor disputes at our customers and efforts by labor organizations to organize our employees;
•risks associated with defined benefit plans for our current and former employees;
•fluctuations in currency exchange rates;
•fluctuations in fixed and floating interest rates;
•issues related to our intellectual property rights;
•governmental regulation, including trade compliance laws, as well as changes in international trade policies and tax regimes;
•governmental or political actions, including the United Kingdom’s exit from the European Union;
•natural disasters, terrorist attacks or similar incidents;

•political, economic, and regulatory risks relating to GXO’s global operations, including compliance with U.S. and foreign trade and tax laws, sanctions, embargoes and other regulations;
•a material disruption of GXO’s operations;
•the inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations anticipated or targeted;
•the impact of potential cyber-attacks and information technology or data security breaches;
•the inability to implement technology initiatives successfully;
•the expected benefits and timing of the separation, and uncertainties regarding the planned separation, including the risk that conditions to the separation will not be satisfied and that it will not be completed pursuant to the targeted timing, asset perimeters, and other anticipated terms, if at all, and that the separation will not produce the desired benefits;
•a determination by the IRS that the distribution or certain related transactions should be treated as taxable transactions;
•the possibility that any consents or approvals required in connection with the separation will not be received or obtained within the expected time frame, on the expected terms or at all;
•expected financing transactions undertaken in connection with the separation and risks associated with additional indebtedness;
•the risk that dis-synergy costs, costs of restructuring transactions and other costs incurred in connection with the separation will exceed our estimates; and
•the impact of the separation on our businesses, our operations, our relationships with customers, suppliers, employees and other business counterparties, and the risk that the businesses will not be separated successfully or that such separation may be more difficult, time-consuming or costly than expected, which could result in additional demands on our resources, systems, procedures and controls, disruption of our ongoing business, and diversion of management’s attention from other business concerns.
There can be no assurance that the separation, distribution or any other transaction described above will in fact be consummated in the manner described or at all. The above list of factors is not exhaustive or necessarily in order of importance. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the discussions under “Risk Factors” in this information statement. Any forward-looking statement speaks only as of the date on which it is made, and each of XPO and GXO assumes no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

THE SEPARATION AND DISTRIBUTION
Overview
On December 2, 2020, XPO announced its intention to separate into two independent, publicly traded companies. The separation will occur through a pro rata distribution to the XPO stockholders of 100% of the shares of common stock of GXO, which was formed to hold the GXO Businesses.
In connection with the distribution:
•we expect that XPO will complete the internal reorganization as a result of which GXO will become the parent company of the XPO operations comprising, and the entities that will conduct, the GXO Businesses;
•GXO issued $800 million of unsecured, unsubordinated notes and entered into an $800 million Revolving Credit Agreement, as described under “Description of Material Indebtedness;” and
•we expect that using all or a portion of the proceeds from one or more financing transactions on or prior to the completion of the distribution, GXO will transfer approximately $1 billion of cash to XPO, which XPO will use to repay existing indebtedness.
On July 12, 2021, the XPO board of directors approved the distribution of all of GXO’s issued and outstanding shares of common stock on the basis of one share of GXO common stock for every share of XPO common stock held as of the close of business on July 23, 2021, the record date for the distribution.
At 12:01 a.m., Eastern Time, on August 2, 2021, the distribution date, each XPO stockholder will receive one share of GXO common stock for every share of XPO common stock held at the close of business on the record date for the distribution, as described below. Upon completion of the separation, each GXO stockholder as of the record date will continue to own shares of XPO and will receive a proportionate share of the outstanding common stock of GXO to be distributed. You will not be required to make any payment, surrender or exchange your XPO common stock or take any other action to receive your shares of GXO common stock in the distribution. The distribution of GXO common stock as described in this information statement is subject to the final approval of the XPO board of directors and the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “The Separation and Distribution—Conditions to the Distribution.”
Reasons for the Separation
The XPO board of directors believes that the separation of XPO into two independent, publicly traded companies through the separation of the GXO Businesses from XPO is in the best interests of XPO and its stockholders for a number of reasons, including:
•Clear-Cut Investment Identities. The separation will allow investors to more clearly understand the separate business models, financial profiles and investment identities of the two companies and to invest in each based on a better appreciation of these characteristics. Each company is expected to have less debt and enhanced earnings potential, which would make it easier for each to achieve an investment-grade credit rating. GXO is expected to have an investment-grade credit rating at the time of distribution, and XPO will target achieving such rating over time. To the extent this enhanced investor understanding and deleveraging results in greater investor demand for shares of XPO stock and/or GXO stock, it could cause each company to be valued at multiples higher than XPO’s current multiple, and higher than its publicly traded peers. Any such increase in the aggregate market value of XPO and GXO following the separation over XPO’s market value prior to the separation would benefit XPO, GXO, and their respective stakeholders.
•Creation of Independent Equity Currencies and Enhanced Strategic Opportunities. The separation will provide each of XPO and GXO with its own pure-play equity currency that can be used to facilitate capital raising and to pursue accretive M&A opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities. To the extent the separate equity currencies are more attractively valued, this would further increase these benefits to XPO and GXO.

•Improved Alignment of Management Incentives and Performance. The separation will allow each company to more effectively recruit, retain and motivate employees through the use of equity-based compensation that more closely reflects and aligns management and employee incentives with specific growth objectives, financial goals and business attributes. To the extent the separate equity currencies are more attractively valued, this would further benefit XPO and GXO.
•Separate Capital Structures and Allocation of Financial Resources. The separation will permit each company to allocate its financial resources to meet the unique needs of its businesses and intensify the focus on its distinct operating and strategic priorities, including by investing in enhancements to the proprietary software developed for its service offerings. The separation will also give each business its own capital structure and allow it to manage capital allocation and capital return strategies with greater agility in response to changes in the operating environment and industry landscape. Further, the separation will eliminate internal competition for capital between the two businesses and enable each business to implement a capital structure tailored to its strategy and business needs.
•Enhanced Management Focus on Core Businesses. The separation will provide each company’s management team with undiluted focus on their specific operating and strategic priorities and customer requirements. The separation will enable the management teams of each company to better focus on strengthening its core businesses and operations, to more effectively address unique operating and other needs, and to pursue distinct and targeted opportunities for long-term growth and profitability. The separation will enable each company to deepen its competitive differentiation by having its technology team focus on enhancing the proprietary software developed for its specific service offerings, including the XPO ConnectTM digital transportation platform and GXO’s productivity tools for its logistics operations.
The XPO board of directors also considered a number of potentially negative factors in evaluating the separation, including:
•Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will demand significant management resources and require significant amounts of management’s time and effort, which may divert management’s attention from operating our business; and following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of XPO because our business will be less diversified than XPO’s business prior to the completion of the separation.
•Disruptions and Costs Related to the Separation. The actions required to separate the GXO Businesses from XPO could disrupt our operations. In addition, we will incur substantial costs in connection with the separation and the transition to being a standalone, public company, which may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to GXO, tax costs and costs to separate information systems.
•Loss of Scale and Increased Administrative Costs. As a current part of XPO, GXO takes advantage of XPO’s size and purchasing power in procuring certain goods and services. After the separation, as a standalone company, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those XPO obtained prior to completion of the separation. In addition, as part of XPO, GXO benefits from certain functions performed by XPO, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, XPO will not perform these functions for us, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, and, because of our smaller scale as a standalone company, our cost of performing such functions could be higher than the amounts reflected in our historical financial statements, which would cause our profitability to decrease.
•Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with XPO, we will be restricted from taking certain actions that could cause the distribution or certain related transactions (or certain transactions undertaken as part of the internal reorganization) to fail to qualify as tax-free under applicable law. These restrictions may limit for a period of time our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.
•Uncertainty Regarding Stock Prices. We cannot predict the effect of the separation on the trading prices of GXO or XPO common stock or know with certainty whether the combined market value of one share of our common stock and one share of XPO common stock will be less than, equal to or greater than the market value of one share of XPO common stock prior to the distribution.
In determining whether to pursue the separation, the XPO board of directors concluded the potential benefits of the separation outweighed the foregoing negative factors. See the section titled “Risk Factors” included elsewhere in this information statement.
Formation of GXO
GXO was formed as a Delaware corporation on February 16, 2021 for the purpose of holding the GXO Businesses. As part of the plan to separate the GXO Businesses from the remainder of its businesses, in connection with the internal reorganization, XPO plans to transfer the equity interests of certain entities that are expected to operate the GXO Businesses and the assets and liabilities of the GXO Businesses to GXO prior to the distribution. For additional information, see “The Separation and Distribution—Internal Reorganization.”
When and How You Will Receive the Distribution
With the assistance of Computershare, XPO expects to distribute GXO common stock at 12:01 a.m., Eastern Time, on August 2, 2021, the distribution date, to all holders of outstanding XPO common stock as of the close of business on July 23, 2021, the record date for the distribution. Computershare will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for GXO common stock.
If you own XPO common stock as of the close of business on the record date for the distribution, GXO common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Computershare will then mail you a direct registration account statement that reflects your shares of GXO common stock. If you hold your XPO shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the GXO shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell XPO common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of GXO common stock in the distribution.
Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your XPO common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of GXO common stock that have been registered in book-entry form in your name.
Most XPO stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm is said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your XPO common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the GXO common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.
Transferability of Shares You Receive
Shares of GXO common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers or directors. Securities held by our affiliates will be subject to resale restrictions under the

Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.
Number of Shares of GXO Common Stock You Will Receive
For every share of XPO common stock that you own at the close of business on July 23, 2021, the record date for the distribution, you will receive one share of GXO common stock on the distribution date. XPO will not distribute any fractional shares of GXO common stock to its stockholders.
If you hold physical certificates for shares of XPO common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distribution of the net cash proceeds. If you hold your shares of XPO common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.
Treatment of Equity-Based Compensation
In connection with the separation and distribution, XPO equity-based awards that are outstanding immediately prior to the separation and distribution and held by individuals who will serve as employees or non-employee directors of GXO following the separation and distribution will be treated as follows:
Restricted Stock Units (“RSUs”). Each award of XPO RSUs (including any event-based RSUs) held by an individual who will be an employee or non-employee director of GXO following the separation and distribution will be converted into an award of RSUs with respect to GXO common stock. The number of shares subject to each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original XPO award as measured immediately before and immediately after the separation and distribution, subject to rounding. Such adjusted award will otherwise be subject to the same terms and conditions that applied to the original XPO award immediately prior to the separation and distribution.
Stock Options. Each award of XPO stock options held by an individual who will be an employee of GXO following the separation and distribution will be converted into an award of stock options with respect to GXO common stock. The exercise price of, and number of shares subject to, each such award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original XPO award as measured immediately before and immediately after the separation and distribution, subject to rounding. Such adjusted award will otherwise be subject to the same terms and conditions that applied to the original XPO award immediately prior to the separation and distribution.
Internal Reorganization
As part of the separation, and prior to the distribution, XPO and its subsidiaries expect to complete an internal reorganization in order to transfer to GXO the GXO Businesses that it will hold following the separation. Among other things and subject to limited exceptions, the internal reorganization is expected to result in GXO owning, directly or indirectly, the operations comprising, and the entities that conduct, the GXO Businesses.
The internal reorganization is expected to include various restructuring transactions pursuant to which (i) the operations, assets and liabilities of XPO and its subsidiaries used to conduct the GXO Businesses will be separated from the operations, assets and liabilities of XPO and its subsidiaries used to conduct XPO’s other businesses and (ii) such GXO Businesses’ operations, assets and liabilities will be contributed, transferred or otherwise allocated to GXO or one of its direct or indirect subsidiaries. These restructuring transactions may take the form of asset transfers, mergers, demergers, dividends, contributions and similar transactions, and may involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the GXO Businesses in such jurisdictions.
As part of this internal reorganization, XPO will contribute to GXO certain liabilities and certain assets, including equity interests in entities that are expected to conduct the GXO Businesses.

Following the completion of the internal reorganization and immediately prior to the distribution, GXO will be the parent company of the entities that are expected to conduct the GXO Businesses and XPO will remain the parent company of the entities that currently conduct all of XPO’s operations except the GXO Businesses.
Results of the Distribution
After the distribution, GXO will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on July 23, 2021, the record date for the distribution, and will reflect any exercise of XPO options between the date the XPO board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of XPO common stock or any rights of XPO stockholders. XPO will not distribute any fractional shares of GXO common stock.
We will enter into a separation agreement and other related agreements with XPO to effect the separation and to provide a framework for our relationship with XPO after the separation, and will enter into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, and an intellectual property license agreement. These agreements will provide for the allocation between GXO and XPO of the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of XPO and its subsidiaries attributable to periods prior to, at and after GXO’s separation from XPO and will govern the relationship between GXO and XPO subsequent to the completion of the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections titled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions.”
Market for GXO Common Stock
There is currently no public trading market for GXO common stock. GXO intends to list its common stock on the NYSE under the symbol “GXO.” GXO has not and will not set the initial price of its common stock. The initial price will be established by the public markets.
We cannot predict the price at which GXO common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of GXO common stock that each XPO stockholder will receive in the distribution, together with the XPO common stock held at the record date for the distribution, may not equal the “regular-way” trading price of the XPO common stock immediately prior to the distribution. The price at which GXO common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for GXO common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Our Common Stock.”
Incurrence of Debt
In connection with the distribution, in June 2021, GXO entered into a Revolving Credit Agreement providing for an $800 million unsecured, unsubordinated five-year revolving credit facility. Additionally, in July 2021, GXO issued $800 million of unsecured, unsubordinated notes in two series. GXO expects to transfer all or a portion of the net proceeds of the notes and other cash and cash equivalents to XPO, which XPO intends to use to repay existing indebtedness. As a result of such transactions, GXO anticipates having approximately $800 million of outstanding indebtedness upon completion of the distribution (excluding finance leases and intercompany liabilities and any borrowings under the Revolving Credit Facility). For more information, see “Description of Material Indebtedness.”
Trading Between the Record Date and the Distribution Date
Beginning on or shortly before the record date for the distribution and continuing up to the distribution date, XPO expects that there will be two markets in XPO common stock: a “regular-way” market and an “ex-distribution” market. XPO common stock that trades on the “regular-way” market will trade with an entitlement to GXO common stock distributed in the distribution. XPO common stock that trades on the “ex-distribution” market will trade without an entitlement to GXO common stock distributed in the distribution. Therefore, if you sell shares of XPO common stock in the “regular-way” market up to the distribution date, you will be selling your right to receive shares of GXO common stock in the distribution. If you own XPO common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to the distribution date, you will receive the shares of GXO common stock that you are entitled to receive pursuant to your ownership of shares of XPO common stock as of the record date.
Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, GXO expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for GXO common stock that will be distributed to holders of XPO common stock on the distribution date. If you owned XPO common stock at the close of business on the record date for the distribution, you would be entitled to GXO common stock distributed pursuant to the distribution. You may trade this entitlement to shares of GXO common stock, without trading the XPO common stock you own, on the “when-issued” market. On the distribution date, “when-issued” trading with respect to GXO common stock will end, and “regular-way” trading with respect to GXO common stock will begin.
Conditions to the Distribution
The distribution will be effective at 12:01 a.m., Eastern Time, on August 2, 2021, which is the distribution date, subject to final approval by the XPO board of directors, as well as to the satisfaction (or waiver by XPO in its sole and absolute discretion), of a number of conditions set forth in the separation agreement, including, among others:
•the SEC declaring effective the registration statement of which this information statement forms a part; there being no order suspending the effectiveness of the registration statement; and no proceedings for such purposes having been instituted or threatened by the SEC;
•this information statement having been made available to XPO stockholders;
•the receipt by XPO and continuing validity of an opinion of its outside counsel, satisfactory to the XPO board of directors, regarding the qualification of the distribution, together with certain related transactions, as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Code;
•the transfer of assets and liabilities to GXO having been completed in accordance with the separation agreement;
•an independent appraisal firm acceptable to the XPO board of directors having delivered one or more opinions to the XPO board of directors confirming the solvency and financial viability of XPO before the completion of the distribution, in each case in a form and substance acceptable to the XPO board of directors in its sole and absolute discretion;
•all actions and filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder relating to the separation and distribution having been taken or made and, where applicable, having become effective or been accepted;
•the transaction agreements relating to the separation and distribution having been duly executed and delivered by the parties thereto;
•no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions being in effect;
•the shares of GXO common stock to be distributed having been approved for listing on the NYSE, subject to official notice of distribution;
•XPO having received certain proceeds from the financing arrangements described under “Description of Material Indebtedness” and being satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it will have no further liability under such arrangements, and XPO having completed any required refinancing of its existing indebtedness on terms satisfactory to the XPO board of directors in its sole and absolute discretion; and

•no other event or development existing or having occurred that, in the judgment of XPO’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.
XPO will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio. XPO will also have sole and absolute discretion to waive any of the conditions to the distribution. XPO does not intend to notify its stockholders of any modifications to the terms of the separation or distribution that, in the judgment of its board of directors, are not material. For example, the XPO board of directors might consider material such matters as significant changes to the distribution ratio and the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the XPO board of directors determines that any modifications by XPO materially change the material terms of the distribution, XPO will notify XPO stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.

DIVIDEND POLICY
The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of GXO’s board of directors. The board of directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements, regulatory constraints and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if and when we commence paying dividends.

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2021, on an unaudited historical basis and on a pro forma basis to give effect to the pro forma adjustments included in our Unaudited Pro Forma Condensed Combined Financial Information. The information below is not necessarily indicative of what our capitalization would have been had the separation, distribution and related financing transactions been completed as of March 31, 2021. In addition, it is not indicative of our future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our Combined Financial Statements and notes and our Condensed Combined Financial Statements and notes included in the “Index to Financial Statements” section of this information statement.

	March 31, 2021
(In millions, except per share amounts)	Historical	Pro Forma
Cash
Cash and cash equivalents	$414	$228

Debt
Short-term borrowings and current finance lease liabilities	$32	$32
Long-term debt and finance lease liabilities	586	923
Total indebtedness	618	955

Equity
Common stock, par value $0.01	—	1
Additional paid-in capital	—	2,421
XPO investment	2,903	—
Accumulated other comprehensive income	16	(91)
Noncontrolling interests	124	120
Total equity	3,043	2,451
Total capitalization	$3,661	$3,406
It is anticipated that, on the distribution date, GXO will have approximately $100 million of cash. The separation agreement will provide for an adjustment payment to potentially be made following the distribution from GXO to XPO, or from XPO to GXO, so that GXO’s final cash balance as of the effective time of the distribution is equal to $100 million. The pro forma cash amount at March 31, 2021 includes an additional $128 million that was used to fund the purchase of the remaining 3% of XPO Logistics Europe in the second quarter of 2021.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information of GXO consists of the Unaudited Pro Forma Combined Statement of Operations for the three months ended March 31, 2021 and 2020 and the year ended December 31, 2020 and the Unaudited Pro Forma Combined Balance Sheet as of March 31, 2021, which have been derived from our historical combined financial statements included elsewhere in this information statement.
The Unaudited Pro Forma Combined Statement of Operations gives effect to the Pro Forma Transactions (as defined below) as if they occurred on January 1, 2020, the beginning of the most recently completed fiscal year. The Unaudited Pro Forma Combined Balance Sheet gives effect to the Pro Forma Transactions as if they occurred as of March 31, 2021, our latest balance sheet date.
The pro forma adjustments include transaction accounting adjustments that reflect the accounting for transactions in accordance with U.S. GAAP, and autonomous entity adjustments that reflect certain incremental expense or other changes necessary, if any, to reflect the financial condition and results of operations as if GXO was a separate stand-alone entity. The following unaudited pro forma condensed combined financial information illustrates the effects of the following transactions (collectively, the “Pro Forma Transactions”):
•the separation of the assets (including the equity interests of certain subsidiaries) and liabilities related to the GXO Businesses from XPO and the transfer of those assets (including the equity interests of certain subsidiaries) and liabilities to GXO;
•the removal of XPO-related assets and liabilities included in GXO’s historical financial statements but retained by XPO;
•the distribution of 100% of our issued and outstanding common stock by XPO in connection with the separation;
•the effect of our anticipated post-separation capital structure, including the incurrence of indebtedness of $800 million, and the distribution of approximately $978 million of cash to XPO; and
•the impact of, and transactions contemplated by, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement and the intellectual property license agreement between us and XPO and the provisions contained therein.
A final determination regarding our capital structure has not yet been made, and the separation and distribution agreement, tax matters agreement, transition services agreement, employee matters agreement and intellectual property license agreement and certain other transaction agreements have not been finalized. As such, the pro forma statements may be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.
The operating expenses reported in our historical Combined Statements of Operations include allocations of certain XPO costs. These costs include allocation of XPO corporate costs that benefit us, including corporate governance, executive management, finance, legal, information technology, human resources, other general and administrative costs, shared services and depreciation on shared XPO assets.
To operate as an independent public company, we expect our recurring costs to replace these services to be lower than expenses historically allocated to us from XPO as presented in our historical Combined Statements of Operations. The significant assumptions involved in determining our estimates of the recurring costs of being an independent, publicly traded company include:
•Costs to perform financial reporting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations activities;
•Compensation, including equity-based awards, and benefits with respect to new and existing positions and the board of directors; and

•Incremental third-party costs with respect to insurance, audit services, tax services, employee benefits and legal services.
We estimate that the net impact of these costs as compared to our historical Combined Statement of Operations would have been a reduction of approximately $4 million in Depreciation and amortization expense for the three months ended March 31, 2021, and would have been a reduction of between approximately $10 million and $20 million in Sales, general and administrative expense and approximately $20 million in Depreciation and amortization expense for the year ended December 31, 2020. Certain factors could impact these stand-alone public company costs, including the finalization of our staffing and infrastructure needs. A pro forma adjustment has not been made to the accompanying Unaudited Pro Forma Combined Statement of Operations to reflect the anticipated adjustment in the level of these expenses as they are projected amounts based on estimates.
The pro forma adjustments are based on available information and assumptions our management believes are reasonable; however, such adjustments are subject to change as transaction-related agreements are finalized and the costs of operating as a standalone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The Unaudited Pro Forma Condensed Combined Financial Information is based on information and assumptions which are described in the accompanying notes.
The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with our historical combined financial information, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The Unaudited Pro Forma Condensed Combined Financial Information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this information statement.

GXO Logistics, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheets
As of March 31, 2021

(In millions, except per share data)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$414	$(186)	(a)			$228
Accounts receivable, net of allowances	1,293	(9)	(b)			1,284
Other current assets	327	(80)	(c) (d)			247
Total current assets	2,034	(275)		—		1,759
Long-term assets
Property and equipment, net	815	18	(c)			833
Operating lease assets	1,733	2	(c)	16	(m)	1,751
Goodwill	2,048					2,048
Identifiable intangible assets, net	307					307
Other long-term assets	183					183
Total long-term assets	5,086	20		16		5,122
Total assets	$7,120	$(255)		$16		$6,881
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	480	(1)	(b)			479
Accrued expenses	877	(4)	(b)			873
Short-term borrowings and current finance lease liabilities	32					32
Short-term operating lease liabilities	379			2	(m)	381
Other current liabilities	126					126
Total current liabilities	1,894	(5)		2		1,891
Long-term liabilities
Long-term debt and finance lease liabilities	586	337	(c) (e) (f)			923
Deferred tax liability	65	(8)	(g) (h)	(2)	(h)	55
Long-term operating lease liabilities	1,367	2	(c)	14	(m)	1,383
Other long-term liabilities	165	13	(g)			178
Total long-term liabilities	2,183	344		12		2,539
Equity
Common stock, par value $0.01]	—	1	(i)			1
Additional paid-in capital	—	2,419	(b) - (i)	2	(h)	2,421
XPO investment	2,903	(2,903)	(i)			—
Accumulated other comprehensive income	16	(107)	(g)			(91)
Total equity before noncontrolling interests	2,919	(590)		2		2,331
Noncontrolling interests	124	(4)	(g)			120
Total equity	3,043	(594)		2		2,451
Total liabilities and equity	$7,120	$(255)		$16		$6,881
See accompanying notes to unaudited pro forma combined financial statements.

GXO Logistics, Inc.
Unaudited Pro Forma Condensed Combined Statements of Operations
For the Three Months Ended March 31, 2021

(In millions, except per share data)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenue	$1,822	$1	(b) (c)			$1,823
Direct operating expense	1,520	1	(b) (c)			1,521
Sales, general and administrative expense	171			1	(n)	172
Depreciation and amortization expense	79					79
Transaction and integration costs	18					18
Restructuring costs	4					4
Operating income	30	—		(1)		29
Other income	(1)	(9)	(b) (g)			(10)
Interest expense	5	2	(j)			7
Income before income taxes	26	7		(1)		32
Income tax provision	9	2	(h)			11
Net income	17	5		(1)		21
Net income attributable to noncontrolling interests	(3)					(3)
Net income attributable to GXO	$14	$5		$(1)		$18

Earnings per share:
Basic						$0.17	(k)
Diluted						$0.16	(l)
Weighted average common shares outstanding:
Basic						106	(k)
Diluted						112	(l)
See accompanying notes to unaudited pro forma combined financial statements.

GXO Logistics, Inc.
Unaudited Pro Forma Condensed Combined Statements of Operations
For the Three Months Ended March 31, 2020

(In millions, except per share data)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenue	$1,440	$2	(b) (c)			$1,442
Direct operating expense	1,203	2	(b) (c)			1,205
Sales, general and administrative expense	142			1	(n)	143
Depreciation and amortization expense	76	1	(c)			77
Transaction and integration costs	17					17
Restructuring costs	—					—
Operating income	2	(1)		(1)		—
Other income	(1)	(7)	(b) (g)			(8)
Interest expense	7	2	(j)			9
Loss before income taxes	(4)	4		(1)		(1)
Income tax provision	6	2	(h)			8
Net loss	(10)	2		(1)		(9)
Net income attributable to noncontrolling interests	(2)					(2)
Net loss attributable to GXO	$(12)	$2		$(1)		$(11)

Earnings per share:
Basic						$(0.12)
Diluted						$(0.12)
Weighted average common shares outstanding:
Basic						92
Diluted						92
See accompanying notes to unaudited pro forma combined financial statements.

GXO Logistics, Inc.
Unaudited Pro Forma Condensed Combined Statements of Operations
For the Year Ended December 31, 2020

(In millions, except per share data)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenue	$6,195	$8	(b) (c)			$6,203
Direct operating expense	5,169	8	(b) (c)			5,177
Sales, general and administrative expense	611			6	(n) (o)	617
Depreciation and amortization expense	323	2	(c)			325
Transaction and integration costs	47					47
Restructuring costs	29					29
Operating income	16	(2)		(6)		8
Other income	(2)	(31)	(b) (g)			(33)
Interest expense	24	8	(j)			32
Income (loss) before income taxes	(6)	21		(6)		9
Income tax provision	16	1	(h)	(2)	(h)	15
Net loss	(22)	20		(4)		(6)
Net income attributable to noncontrolling interests	(9)					(9)
Net loss attributable to GXO	$(31)	$20		$(4)		(15)

Earnings per share attributable to GXO:
Basic						$(0.16)	(k)
Diluted						$(0.16)	(l)
Weighted average common shares outstanding:
Basic						92	(k)
Diluted						92	(l)
See accompanying notes to unaudited pro forma combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Transaction Accounting Adjustments:
(a)Reflects an adjustment to provide GXO with $228 million of pro forma cash at March 31, 2021. This amount includes $128 million intended to fund the purchase of the remaining 3% of XPO Logistics Europe, which is described in Note 9—Subsequent events to the Condensed Combined Interim Financial Statements, and $100 million of available cash. The cash amount presented reflects the distribution of approximately $978 million of cash to XPO, including settlements of existing loans.
(b)Adjustments reflect the impact of removing the historical results of certain legal entities attributed to GXO that will not be transferred from XPO to GXO in connection with the Distribution. Refer to the below table for further details on specific adjustments:

Unaudited Pro Forma Condensed Combined Balance Sheet Line Item	(in millions)
Cash and cash equivalents	$3
Accounts receivable	9
Accounts payable	1
Accrued expenses	4
Refer to Note 2 —Basis of Presentation of our unaudited condensed combined financial statements for further discussion of the Company’s attribution of assets and liabilities.
(c)Reflects the transfer of assets and liabilities related to the GXO Businesses from XPO and the related impact to the statements of operations. Refer to the below table for further details on specific adjustments:

Unaudited Pro Forma Condensed Combined Balance Sheet Line Item	(in millions)
Other current assets	$5
Property and equipment, net	18
Operating lease assets	2
Long-term debt and finance lease liabilities	2
Operating lease liabilities	2
(d)Reflects the amendment of the existing securitization program to exclude XPO trade receivables. In connection with this amendment, $85 million of trade receivables previously purchased from XPO are expected to be returned to XPO with an offsetting adjustment of the XPO investment.
(e)Reflects the settlement of $457 million of outstanding loans with XPO. In connection with the spin-off, $135 million of loans with our European subsidiaries will be cash settled and $322 million of loans with our North American subsidiary will be eliminated.
(f)Reflects the incurrence of $800 million of indebtedness, net of debt issuance costs of $8 million. The indebtedness is assumed to consist of $800 million term notes with a weighted average interest rate of 2%. A 0.125% change to the annual interest rate would change interest expense by $1 million for the year ended December 31, 2020.
(g)Reflects the assumption of 100% of the plan assets and obligations related to the United Kingdom pension plan. The net plan liability and related deferred tax assets of $13 million and $3 million, respectively, will be transferred from XPO to GXO, with the obligations associated with such plans resulting in GXO recognizing accumulated other comprehensive loss of $107 million, net of tax and reducing noncontrolling interest by $4 million. Reflects an adjustment to include income associated with the plan of $10 million, $8 million and $34 million for the three months ended March 31, 2021 and 2020 and the year ended December 31, 2020, respectively.

(h)Reflects the income tax impact of the pro forma adjustments. For March 31, 2021 and 2020, the tax impact was calculated using a forecasted full-year effective tax rate of approximately 24.2% and 41.9%, respectively. For December 31, 2020, the tax impact was calculated using the jurisdictional tax rate associated with each adjustment. The final income tax impact may be materially different as more detailed information will become available after the consummation of the spin-off and related transactions.
(i)Represents the reclassification of XPO’s net investment in GXO, including the additional net assets expected to be contributed by XPO and other pro forma adjustments, into Additional paid-in capital and Common stock, par value $0.01, to reflect the number of shares of GXO common stock expected to be outstanding at the distribution date.
(j)Reflects the adjustment to interest expense included in the unaudited pro forma Condensed Combined Statement of Operations of $2 million for both the three months ended March 31, 2021 and 2020 and $8 million for the year ended December 31, 2020, respectively, for the settlement of intercompany loans and issuance of the notes.
(k)Reflects the number of shares of GXO common stock which are expected to be outstanding upon completion of the distribution. We have assumed the number of outstanding shares of common stock based on the number of XPO common shares outstanding at March 31, 2021 and an assumed pro-rata distribution ratio of one share of GXO common stock for each share of XPO common stock. The actual number of shares of GXO common stock outstanding upon completion of the Distribution may be different from this estimated amount.
(l)Reflects the estimated number of shares of GXO common stock that are expected to be outstanding upon completion of the distribution and reflects the potential issuance of shares of our common stock under our equity plans, based on the distribution ratio of one share of GXO common stock for every share of XPO common stock. The actual number of shares of GXO common stock outstanding upon completion of the Distribution may be different from this estimated amount.
Autonomous Entity Adjustments:
(m)Reflects the impact of new lease agreements with XPO for corporate offices. These adjustments recognize operating lease assets and liabilities of $16 million based on the estimated present value of the lease payments over the lease term. There is no impact to the condensed combined statements of operations as lease expense is consistent with the lease expense previously allocated to GXO.
(n)Reflects the net impact of new compensation agreements for current executives of GXO. These adjustments relate primarily to increases in salary and bonus and stock-based compensation of $1 million for both the three months ended March 31, 2021 and 2020 and $3 million for the year ended December 31, 2020.
(o)Reflects the impact of the transition services agreement, which results in incremental corporate and administrative costs not included in the Company’s historical combined financial statements. An adjustment of $3 million to increase Sales, general and administrative expense were recorded in the Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2020.
Non-recurring costs:
We currently estimate that GXO will incur additional one-time expenses of between $45 million and $65 million associated with becoming a stand-alone public company. The accompanying unaudited pro forma combined financial statements are not adjusted for these estimated expenses. These expenses include, among other things, costs related to legal, accounting and other professional fees, along with transitional costs such as those to convert to a standalone public company.

BUSINESS
This section discusses GXO’s business assuming the completion of all of the transactions described in this information statement, including the separation. All monetary amounts discussed in this section are in millions of U.S. dollars, unless otherwise indicated.
Company Overview
GXO is the largest pure-play contract logistics provider in the world, and a foremost innovator in an industry propelled by strong secular tailwinds. Our total potential addressable market across North America and Europe is approximately $430 billion, including the $130 billion of logistics spend that is currently outsourced and the opportunity for another $300 billion of spend that is currently insourced.
In 2020, we generated $6.2 billion of revenue. Our revenue is diversified across numerous verticals and customers, including many multinational corporations. We provide our customers with high-value-add warehousing and distribution, order fulfillment, e-commerce and reverse logistics, and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions at scale. We have one of the largest platforms for outsourced e-commerce logistics globally, including the largest e-fulfillment platform in Europe.
Our customers rely on us to move their goods with high efficiency through their supply chains — from the moment inbound goods arrive at our logistics sites, through fulfillment and distribution and, in a growing number of cases, the management of returned products. Our customer base includes many blue-chip leaders in attractive sectors that demonstrate high growth or durable demand over time.
We strive to provide all of our customers with consistently high levels of service and cutting-edge automation managed by our proprietary technology. We also collaborate with our largest customers on planning and forecasting, and provide assistance with network optimization, working with these customers to design or redesign their supply chains to meet specific goals, such as sustainability metrics. Our multidisciplinary, consultative approach to customer service has led to many of our key customer relationships extending for years and growing in scope.
Drivers of value creation
We have identified five key drivers of value creation in our business:
•Critical Scale in a Fast-Growing Industry with Strong Tailwinds: Our significant scale makes us well-positioned to benefit from the logistics industry’s predominant tailwinds — the growth in consumer demand for e-commerce and omnichannel retail, the rapidly increasing customer demand for warehouse automation and other digital supply chain capabilities, and the secular shift in logistics toward outsourcing;
•Robust Technological Differentiation: We are strongly differentiated by our technology as an innovative provider of sophisticated logistics solutions that enhance visibility, speed, accuracy and cost effectiveness for our customers, and by our ability to customize our technology-enabled services to each customer’s requirements;
•Long-Term Customer Relationships in Attractive Verticals: We have a large opportunity to grow our share in verticals with durable fundamentals and high-growth outsourcing opportunities, where we have strong partnerships with preeminent customers, longstanding track records and deep expertise;
•Resilient Business Model with Multiple Drivers of Profitable Growth: We have numerous avenues for profitable growth, including a long runway for margin expansion through the ongoing deployment of our technology in areas such as labor productivity, warehouse management, inventory management, demand forecasting and advanced automation, as well as an asset-light business model that historically has given us agility across cycles and generated strong free cash flow; and
•Experienced and Cohesive Leadership: Our company is led by highly experienced executives who are recognized as leading practitioners in their respective fields, and who will work together to create sustainable value through operational excellence and a purposeful culture.

Critical Scale in a Fast-Growing Industry with Strong Tailwinds
We operate at the forefront of a rapidly expanding industry that represents a total potential addressable market of $430 billion across North America and Europe, including the $130 billion of logistics spend that is currently outsourced and the opportunity for another $300 billion of spend that is currently insourced. We expect that the industry will continue to grow faster than GDP, with increased demand for outsourced logistics propelled by strong secular tailwinds, such as the consumer shift to e-commerce, customer demand for warehouse automation and the ongoing trend toward outsourcing logistics management. Our technology and scale provide us with competitive advantages and strategically position us to capitalize on these substantial growth opportunities.
Our locations span the globe, with our operating sites located primarily in North America and Europe:

GXO’s 885 operating sites are focused primarily in North America and Europe
As of March 31, 2021, we operated 210 million square feet (20 million square meters) of logistics warehouse space worldwide at 885 locations and operated with approximately 93,000 team members (comprised of approximately 66,000 full-time and part-time employees and 27,000 temporary workers).

	Pro Forma Combined			Historical
	Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,		Years Ended December 31,
(in millions)	2021	2020	2020	2021	2020	2020	2019	2018
Revenue	$1,823	$1,442	6,203	$1,822	$1,440	$6,195	$6,094	$6,065
Operating income	29	—	8	30	2	16	150	143
Adjusted EBITDA	140	102	442	132	96	417	469	433
Our significant scale gives us a competitive advantage in the growing logistics industry. The most dramatic growth in demand for logistics services in recent years has come from e-commerce and related sectors, including omnichannel retail and direct-to-consumer channels established by manufacturers. Prior to 2020, e-commerce was already growing globally at a double-digit rate; COVID-19 has accelerated that growth by encouraging more consumers to purchase a wide variety of goods online:
Global e-commerce, $ in billions

1,706
2,130
2,589
3,016
3,732
2016
2017
2018
2019
2020

The rapid pace of growth and the necessary reliance on technology make it difficult for many companies to provide consistently high levels of service while handling e-commerce logistics in-house. This is a secular growth driver for our business on two fronts: more companies are turning to outsourcing to manage high volumes of e-commerce fulfillment and returns, and their supply chains are becoming increasingly complex, requiring sophisticated warehouse automation that is difficult to achieve on their own.
GXO’s positioning as a technology leader and one of the largest providers of outsourced e-fulfillment globally — including the largest e-fulfillment platform in Europe — are significant competitive advantages for us. In addition, we have expertise with numerous verticals and SKU types in the e-commerce space, with an ability to produce replicable outcomes at scale. These are major reasons why our e-fulfillment services are equally attractive to longstanding e-commerce companies and new entrants.
We engineer customized, end-to-end solutions for our customers: storage, inventory management, staffing, peak management, demand forecasting, fulfillment, aftermarket support, high-value-add services, such as order personalization, and reverse logistics — the merchandise returns that have become a fast-growing byproduct of e-fulfillment. We are a major provider of integrated reverse logistics services, including the inspection, repackaging, refurbishment and resale or disposal of returned merchandise, as well as refunding and warranty management. Reverse logistics expertise is highly valued by companies with consumer end-markets, as shoppers increasingly “test-drive” the merchandise they buy online.
Robust Technological Differentiation
Logistics processes of all kinds are ripe for transformation through advanced automation and digital management. We anticipated this nearly a decade ago, and prioritized the development of proprietary technologies that make logistics smarter, faster and more responsive to changes in demand. Our customers see the depth of our commitment to innovation, and they value our ability to meet their current objectives and future needs. Many of our larger customers consider us a strategic partner — they view our technology and expertise as critical to their success. Our reputation as an innovator also supports our capacity to develop new capabilities by attracting world-class technology talent to our organization.

The most significant impacts of our technology to date are in three areas: our “Smart” suite of intelligent productivity tools, advanced warehouse automation and predictive analytics, all of which are integrated into our operations. See “Technology and Intellectual Property” for more information.
Another type of innovation that further differentiates GXO from our competitors is our “Direct” shared-space distribution network for B2C and B2B customers in North America. This network increases utilization of our existing warehouses and other resources, and it offers our customers the option of a flexible “fulfillment as a service” (“FaaS”) model. Our facilities serve as strategically located stockholding sites and cross-docks that can be utilized by multiple customers at the same time. The network gives retailers, e-tailers and manufacturers access to our scale, expertise and technology without the high fixed costs of traditional distribution center models.
Our “Direct” network enables our customers to position inventory within one- and two-day ground delivery range of approximately 99% of the U.S. population and in close proximity to retail stores for inventory replenishment. As demand patterns change, we reposition the inventory around our network, managed and tracked by our technology. This responds directly to consumer expectations for shorter fulfillment times, and consequently, it enhances consumer loyalty for our customers. The customers who use this network have the use of our technology for ease of doing business at both ends of distribution, as well as our predictive analytics to help plan inventory flows.
Long-Term Customer Relationships in Attractive Verticals
We have a large opportunity to grow our share in verticals with durable fundamentals and high-growth outsourcing opportunities, where we have strong partnerships with preeminent customers, longstanding track records and deep expertise. Our revenue is diversified across numerous verticals and customers with different demand patterns and seasonality, including over 30% of Fortune 100 companies and 24% of the Fortune Global 100. In 2020, our revenue profile reflected a healthy mix of verticals and customers, with low concentration risk:

Revenue by Vertical

24%
50%
13%
13%
E-commerce, Omnichannel and Consumer Technology
Food and beverage
Consumer packaged goods
Other

Revenue by Customer
4%
12%
13%
17%
54%
Customer 1
Customers 2-5
Customers 6-10
Customers 11-20
Remaining customers

Our customers include numerous long-term relationships with blue-chip market leaders and world-class brands, operating primarily in e-commerce and retail, food and beverage, consumer packaged goods, technology, aerospace, consumer technology, industrial and manufacturing, chemicals, agribusiness, life sciences and healthcare. These are all verticals where we have decades of expertise and understand the unique supply chain requirements, such as complex stock-keeping, time-assured distribution and surge management.
We are strongly positioned with large customers because we can provide the technology and customization required for their complex supply chains. GXO’s ability to produce reliable outcomes at scale resonates with these customers, as does our expansive capacity and leading ability to manage tight labor markets.
By partnering with our customers for the long term, we further our differentiation as a highly valued supply chain partner. The average relationship tenure for our top 20 customers in 2020, based on revenue, was approximately 15 years. GXO’s growth is also propelled by long-cycle projects and long-term contractual relationships:

2020 Revenue by Contract Duration

26%
25%
49%
< 2 years
2-4 years
5+ years

2020 Revenue by Customer Tenure

18%
82%
< 5 years
> 5 years

Resilient Business Model with Multiple Drivers of Profitable Growth
Our business has numerous drivers of profitable growth, including the ability to expand our margins through continuous deployment of our technology in areas such as labor productivity, warehouse management, inventory management, demand forecasting and advanced automation, as well as our asset-light business model, which has historically been resilient across cycles.
Our business relationships are characterized by long-term contractual agreements structured with either a fixed-variable or cost-plus mechanism to cover our base expenses across the economic cycle, with a historical customer retention rate of approximately 93%. Additionally, our business requires limited maintenance capital spending, which provides us with the flexibility to adjust our overall capital spending to changes in the macro environment. Our long-term contracts and flexible operating model allow us to adapt across the cycle, reducing costs during downturns and putting us in a position to expand quickly in growing markets. The result is expected to be strong, macro-independent free cash flow generation. We are committed to continuing to deploy capital with discipline and agility to maximize shareholder value.

Experienced and Cohesive Leadership
Our company is led by Malcolm Wilson, chief executive officer and Baris Oran, chief financial officer. Each of our executives has decades of experience in their respective fields, having previously served in leadership roles in businesses around the globe.
Malcolm Wilson has three decades of executive experience managing multinational supply chain operations. Prior to GXO, he served as Chief Executive Officer of XPO’s European operations, where he led the European logistics business to unprecedented growth and efficiencies. Earlier, he was head of the logistics division for industry leader Norbert Dentressangle and grew that logistics division to global scale as Norbert Dentressangle’s largest revenue-producing unit. XPO acquired Norbert Dentressangle in 2015.
Baris Oran has more than two decades of finance experience, including most recently serving as chief financial officer of the Sabanci Group, one of Turkey’s largest publicly traded companies. Oran also has significant board experience, having served as chairman, vice chairman or board member of eight public companies and four private companies over the course of his career.
Our leaders prioritize developing a company culture that is, among other things:
•Safe: In 2020, our recordable incident rate (“RIR”) in the U.S. was once again significantly better than the industry average. While the most recent industry average RIR for General Warehousing and Storage was 4.9, as reported by OSHA, our RIR in 2020 was significantly better at 1.3;
•Diverse: In 2020, approximately 8,840 of our global hires were women, representing over 30% of all hires. In the U.S., approximately 78% of our 2020 hires were diverse based on self-identification as a person of color, military veteran, member of the LGBTQ+ community or a person with a disability; and
•Sustainable: A number of our warehouse facilities are ISO 14001-certified, which ensures environmental and other regulatory compliance. We also monitor fuel emissions from forklifts, with protocols in place to take immediate corrective action if needed. Our packaging engineers ensure that the optimal carton size is used for each product slated for distribution, and when feasible, we purchase recycled packaging. As a byproduct of managing returned merchandise, we recycle millions of electronic components and batteries each year.
Our Strategy
Our strategy is to help our customers manage their supply chains most efficiently, using our network of people, technology and physical assets. We deliver value to customers in the form of technological innovations, process efficiencies, cost efficiencies and reliable outcomes. Our services are both highly responsive to customer goals — such as increasing visibility in the supply chain, decreasing fulfillment times and mitigating environmental impacts over time — and proactive in identifying potential improvements.
Management’s growth and optimization strategy for GXO is to:
•Develop additional business in verticals where we already have deep expertise, relationships with prominent customers and a strong track record of performance, by successfully selling to new customers and by expanding the services we provide to existing customers through new projects, thus earning more of their external and internal logistics spend;
•Market the advantages of our proprietary technology for warehouse operations, which we use to manage advanced automation, robotics, labor productivity, inventory management, safety, seasonal changes in demand and other aspects of complex logistics environments;
•Partner with our customers in meeting their goals for supply chain performance, risk mitigation, cost efficiency, growth management and stakeholder satisfaction by helping them overcome challenges specific to their business; and

•Integrate industry best practices into our operations to drive productivity and share gains, with a focus on automation and other levers of profitable growth.
Our growth and optimization strategy is geared toward consumer-related sectors that demonstrate enduring demand over time and where we already have a deep presence. In 2020, 50% of our revenue came from e-commerce, omnichannel and consumer technology, 13% came from food and beverage, and 13% from consumer packaged goods. These top three verticals accounted for 76% of our revenue, with the vast majority of revenue generated in the U.S., the U.K., France and Spain.
To aid us in executing our strategy, we have instilled a culture that focuses our efforts on delivering mutually beneficial results for our customers and our company.
Technology and Intellectual Property
Our industry is evolving, and logistics processes are ripe for innovative, disruptive thinking. Customers want to reduce risk and increase the productivity of their supply chains. We are well-positioned to meet these expectations because we prioritized visibility, quality control and automation early in our technological development.
Our highly scalable platform is built on the cloud to speed the deployment of new ways to increase efficiency and leverage our footprint. We can implement innovations across multiple geographies in a relatively short time, or take an innovation developed for one vertical and apply it to other verticals to enhance the value we offer our customers.
The most significant impacts of our proprietary technology to date are in three areas: labor and inventory management productivity, intelligent warehouse automation and predictive analytics, all of which are integrated through our proprietary warehouse management platform.
Labor and Inventory Management
Our productivity is driven by our comprehensive “Smart” suite of intelligent tools and analytics designed to optimize labor and inventory management. This technology incorporates dynamic data science, predictive analytics and machine learning to aid in decision-making. Our site managers use these tools to improve productivity in site-specific ways in a safe, disciplined and cost-effective manner.
As of year-end 2020, we had implemented these tools and analytics in approximately 85% of our North American logistics sites and 50% of our European logistics sites, with further roll-outs underway. This technology is delivering an average labor productivity improvement of 5% to 7%, and we expect to see further increases in productivity as we fully utilize these tools in all of our operations.
Intelligent Warehouse Automation
Our intelligent warehouse automation includes our deployments of autonomous robots and cobots (collaborative robots), automated sortation systems, automated guided vehicles, goods-to-person systems and wearable smart devices — these are all effective ways to deliver critical improvements in speed, accuracy and productivity. Importantly, automation also enhances safety and the overall quality of employment. Our warehouse management system creates a synchronized environment across automation platforms to control these technologies holistically as part of an integrated solution.
Other technologies that differentiate our logistics environments are our proprietary warehouse module for order management, which gives customers deep visibility into fulfillment flows, and our analytics dashboard, which gives customers valuable business intelligence to manage their supply chains. Our connection management software module facilitates integration with SAP, Oracle and other external systems, enabling our customers to get the most benefit from our technology in areas such as visibility, demand planning and continuous improvement.
We have found that autonomous goods-to-person systems can improve labor productivity by four to six times, and that cobots, which assist workers with the inventory picking process, can improve productivity by two times on average. Stationary robot arms can repeat demanding tasks with precision three times faster than is possible manually. Robots are particularly valuable in tight labor markets where wage inflation and labor shortages can erode customer margins.
Our ability to employ our technologies for our customers’ benefit is highlighted by our innovative partnership with Nestle, the world’s largest food and beverage company. In mid-2020, we opened our Digital Distribution Warehouse of the Future in partnership with Nestlé in the U.K. This flagship site has the capacity to process the highest throughput of any facility in Nestlé’s global network.
The Digital Distribution Warehouse of the Future brings together the latest systems architecture and intelligent applications under one roof, with sophisticated robotics, advanced sortation systems and data analysis using machine learning. Our European innovation lab is based on the premises, where it functions as both a think tank and an innovation incubator, giving us the ability to test new technologies under real-life operating conditions.
Predictive Analytics
Our predictive analytics add significant value for customers, particularly in e-commerce and omnichannel retail, where seasonality drives high volumes through outbound and inbound logistics processes. For example, about 15% to 35% of consumer goods bought online are returned, based on the product category, and this creates reverse peaks of returned merchandise at certain times of year. We have developed analytics that predict future surges in demand using a combination of data histories and customer forecasting.
As an industry leader that makes substantial investments in technology, we have access to an immense amount of data, as well as the analytical processing capabilities to capitalize on that data by incorporating our learnings into customer solutions. We believe our ability to process and act upon data is a key competitive advantage and differentiator versus our competitors.
Properties
As of March 31, 2021, we operated 885 locations, primarily in North America and Europe. These sites included locations in 27 countries.

Location	Leased Facilities	Owned Facilities	Customer Facilities(2)	Total
North America	187	1	143	331
Europe	278	9	203	490
Other(1)	49	—	15	64
Total	514	10	361	885

(1)Locations not in North America or Europe; primarily in Asia.
(2)Locations owned or leased by customers.
We lease our current executive office located in London, England, our U.S. headquarters in Greenwich, Connecticut, our U.S. operations center in North Carolina and our various office facilities in France, the U.K. and India, to support our global executive and shared-services functions. We believe that our facilities are sufficient for our current needs.
Customers and Markets
GXO provides services to over 1,000 customers globally, including Fortune 100 companies in the U.S., European multinational market leaders and renowned global brands. The customers we serve span every major industry and touch every part of the economy. The diversification of our customer base minimizes concentration risk: in 2020, our top five customers combined accounted for approximately 16% of our revenue, with our largest customer accounting for approximately 4% of revenue.
Our revenue is highly diversified due to our expertise across a range of key verticals. We derive our revenue from retail and e-commerce, food and beverage, consumer packaged goods, consumer technology and other verticals where we have longstanding positioning and prominent customers.

We market to domestic and international customers and primarily perform services in North America and Europe. In 2020, approximately 36% of our total revenue was generated in the U.S., 27% in Europe (excluding the U.K. and France), 25% in the U.K. and 10% in France.
Competition
GXO operates in a highly fragmented marketplace with thousands of companies competing domestically and internationally. The top five contract logistics providers across North America and Europe, in total, hold less than 25% of the $130 billion of outsourced logistics spend, with GXO holding approximately 5% share. We compete based on our ability to deliver quality of service, reliability, scope and scale of operations, technological capabilities, expertise and price.
Our competitors include local, regional, national and international companies that offer the same services we provide; some have larger customer bases, significantly more resources and more experience than we have. Some of our competitors include Clipper Logistics, DHL, DSV Panalpina, ID Logistics, and Kuehne + Nagel. Additionally, some of our customers have sufficient internal resources to perform the services we offer. Due to the competitive nature of our marketplaces, we strive daily to strengthen existing business relationships and forge new relationships.
Environmental and Other Government Regulations
Our operations are regulated and licensed by various governmental agencies in the U.S. at the local, state and federal levels and in other countries where we conduct business. These regulations impact us directly, and also indirectly when they regulate third parties with which we arrange or contract services. In addition, we are subject to a variety of other U.S. and foreign laws and regulations, including, but not limited to, the Foreign Corrupt Practices Act and other anti-bribery and anti-corruption statutes.
Moreover, we are subject to various environmental laws and regulations in the jurisdictions where we operate. From time to time, we receive inquiries from governmental authorities about potential environmental exposure related to the operations of our facilities. Historically, we have successfully resolved such inquiries without a material effect on our business or operations. We believe that our operations are in substantial compliance with current laws and regulations and we do not know of any existing environmental condition that reasonably would be expected to have a material adverse effect on our business or operating results.
A number of GXO’s sites are ISO 14001-certified to high standards for environmental management, and we have implemented numerous programs to manage environmental risks and maintain compliance in our business. U.S. federal and state governments, as well as governments in certain foreign jurisdictions where we operate, have also proposed environmental legislation that could, among other things, potentially limit carbon, exhaust and greenhouse gas emissions. If enacted, such legislation could result in reduced productivity and efficiency and increased operating expenses, all of which could adversely affect our results of operations.
Seasonality
Our revenue and profitability are typically lower in the first quarter of the calendar year relative to other quarters. We believe this is due in part to the post-holiday reduction in demand experienced by many of our customers, which leads to less use of the logistics services we provide. Our business benefits from strong positioning in the e-commerce sector, where demand is characterized by seasonal surges in activity, with the fourth quarter holiday peak typically being the most dramatic.
Human Capital
Our success relies in large part on our robust governance structure and Code of Business Ethics, our good corporate citizenship and, importantly, engaged employees who embrace our values.
As a customer-centric company with a strong service culture, we constantly work to maintain our position as an employer of choice. This requires an unwavering commitment to workplace inclusion and safety, as well as competitive total compensation that meets the needs of our employees and their families.

Employee Profile
As of March 31, 2021, we operated with approximately 93,000 team members (comprised of approximately 66,000 full-time and part-time employees and 27,000 temporary workers) in 27 countries: 32% of our employees were based in North America, 65% were based in Europe and 3% were based in Latin America and Asia combined. Of our North American employees, 83% were in hourly roles and 17% were in salaried positions. In Europe, 72% of our employees were covered by collective bargaining agreements, while none of our employees in North America were covered by collective bargaining agreements.
We have made significant investments in the safety, well-being and satisfaction of our employees in numerous areas, including:
Diversity, Equity and Inclusion
We take pride in having an inclusive workplace that encourages a diversity of backgrounds and perspectives and mandates fair treatment for all individuals — these attributes of our culture make us a stronger organization and a better partner to all GXO stakeholders. We welcome employees of every gender identity, sexual orientation, race, ethnicity, national origin, religion, life experience, veteran status and disability.
Health and Safety
Our frontline employees provide essential services that keep goods flowing to the people who need them. Their protection is always our foremost priority, and we have numerous protocols in place to ensure a safe workplace environment. We aim to maintain an OSHA recordable incident rate that is less than half the published rate for the General Warehousing and Storage sector, based on the “Industry Injury and Illness Data” of the U.S. Bureau of Labor Statistics.
Amid the onset of COVID-19 in 2020, we deployed a combination of protective measures, technology and virtual communications to maintain a safe workplace environment. We have taken many risk-mitigating actions to protect our employees, including offering 100% paid pandemic sick leave for eligible employees, providing frontline employee appreciation pay to approximately 18,500 workers in the U.S. and Canada, procuring personal protective equipment for employees in all of our workplaces, and providing expanded access to mental health counseling services for employees and their dependents.
Talent Development and Engagement
Our employees are critically important to our ability to provide best-in-class service. We ask our employees for feedback through engagement surveys, roundtables and town halls, and we use periodic engagement surveys to gauge our progress, assess satisfaction and ask for constructive suggestions. In this way, our employees help drive the continuous improvement of our business. We seek to identify top talent in all aspects of the recruitment process, and we emphasize training and development.
We tailor our recruitment efforts by geography and job function using an array of channels to ensure a diverse candidate pool. Our talent development infrastructure provides resources to employees throughout their career path, such as tailored skills development, training and mentoring for employees who aspire to grow into higher-paying positions with more responsibility. In addition, we maintain a robust pipeline of future operations leaders by using structured sponsorships and incidental learning techniques to develop internal candidates who demonstrate high potential in supervisory roles into positions as site leaders. The programs also serve to retain top talent by defining personalized development paths, and they attract new talent by differentiating GXO as an employer.
Expansive Total Rewards
We appreciate that our employees choose to work for GXO from among the many different options available to them inside and outside our industry. We offer a total compensation package that is both competitive and progressive to help attract and retain outstanding talent.

We offer competitive wages and a comprehensive suite of benefits to all employees to maintain our positioning as an employer of choice in the talent marketplace. A number of the benefits we offer were introduced in response to employee feedback — in the U.S., examples include our pregnancy care policy, family bonding policy, tuition reimbursement program for continuing education, and benefits such as diabetes management, supplemental insurance and short-term loans. In Europe, the benefits offered vary by country and are tailored to the needs of the local markets. Examples include comprehensive healthcare and risk insurance, employee assistance programs covering mental, physical and financial wellbeing, pension plans, profit sharing schemes, and local and global bonus schemes structured to offer competitive pay in each country.
Legal Proceedings
In the ordinary course of conducting our business activities, we and our subsidiaries become involved in judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings include insured and uninsured matters that are brought on an individual, collective, representative and class action basis, and other proceedings involving personal injury claims arising from the transportation and handling of goods, contractual disputes, employment-related claims, including alleged violations of wage and hour laws, and general and commercial liability matters.
Based on facts currently available, we do not expect any of these proceedings to have a material effect, individually or in the aggregate, on our reputation, business, financial position, results of operations or cash flows; however, we can give no assurance that the results of any such proceedings will not materially affect our reputation, business, financial position, results of operations and cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in conjunction with the audited Combined Financial Statements and corresponding notes and the Unaudited Pro Forma Condensed Combined Financial Information and corresponding notes included elsewhere in this information statement. This MD&A contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.
Business Overview
GXO Logistics, Inc. (“GXO” or “we”) is the largest pure-play contract logistics provider in the world and a foremost innovator in an industry propelled by strong secular tailwinds. Our total potential addressable market across North America and Europe is approximately $430 billion, including the $130 billion of logistics spend that is currently outsourced and the opportunity for another $300 billion of spend that is currently insourced.
Our customers rely on us to move their goods with high efficiency through their supply chains — from the moment inbound goods arrive at our logistics sites, through fulfillment and distribution and, in a growing number of cases, the management of returned products. Our customer base includes many blue-chip leaders in attractive sectors that demonstrate high growth or durable demand over time, with significant growth potential through customer outsourcing of logistics services.
We strive to provide all of our customers with consistently high levels of service and cutting-edge automation managed by our proprietary technology. We also collaborate with our largest customers on planning and forecasting, and provide assistance with network optimization, working with these customers to design or redesign their supply chains to meet specific goals, such as sustainability metrics. Our multidisciplinary, consultative approach has led to many of our key customer relationships extending for years and growing in scope.
The most dramatic growth in secular demand in recent years has been in e-commerce and related sectors, including omnichannel retail and other direct-to-consumer channels. As part of our growth strategy, we intend to develop additional business in consumer and other verticals where we already have deep expertise, prominent customer relationships and a strong track record of successful performance. We also intend to expand into new verticals by leveraging our capacity and technological strengths, and by marketing the benefits of our proprietary platform for warehouse operations. We use this technology to manage advanced automation, labor productivity, safety and the complex flow of goods within sophisticated logistics environments.
Our business model is asset-light and historically resilient in cycles, with high returns, strong free cash flow and visibility into revenue and earnings. The vast majority of our contracts with customers are multi-year agreements, and our facility lease arrangements generally align with contract length. Most of our customer contracts contain both fixed and variable components. The fixed component is typically designed to cover facility, technology and equipment costs, and may cover management costs, while the variable component is determined based on expected volumes and associated labor costs.
The Spin-Off
In December 2020, our parent company, XPO Logistics, Inc. (together with its subsidiaries, “XPO”), announced its intention to separate into two independent, publicly traded companies. The spin-off is expected to be completed through a tax-free pro rata distribution of all the outstanding shares of common stock of GXO. The proposed spin-off is complex in nature, and unanticipated developments or changes, including changes in law, the macroeconomic environment, competitive conditions of our markets, regulatory approvals or clearances, the uncertainty of the financial markets, and challenges in executing the separation, could delay or prevent the completion of the proposed spin-off, or cause the spin-off to occur on terms or conditions that are different or less favorable than expected, including, without limitation, the failure of the spin-off to qualify as a transaction that is tax-free for U.S. federal income tax purposes to our shareholders. There can be no assurance that the spin-off will occur or, if it does occur, of its terms or timing.
In connection with the separation and distribution, GXO and XPO will enter into several agreements to implement the legal and structural separation between the two companies; govern the relationship between GXO and XPO after the completion of the separation; and allocate between GXO and XPO various assets, liabilities and obligations, including, among other things, employee benefits, intellectual property and tax-related assets and liabilities.
Impacts of COVID-19
As a global provider of supply chain solutions, our business can be impacted to varying degrees by factors beyond our control. The rapid escalation of COVID-19 into a pandemic in 2020 has affected, and will continue to affect, economic activity broadly and customer sectors served by our industry.
In response to the COVID-19 pandemic, the governments of many countries, states, cities and other geographic regions have taken and are continuing to take preventative or reactive actions, such as imposing restrictions on travel and business operations and establishing guidelines for social distancing and occupational safety. Due to the critical role we play in moving goods in the markets we serve, GXO is considered an “essential business,” providing supply chain solutions to crucial industries. As a result, our sites have generally remained open and operating, and we have continued to serve our customers while employing significant measures to protect our employees and keep them safe.
The COVID-19 pandemic and associated impacts on economic activity had an adverse effect on our results of operations and financial condition as of and for the year ended December 31, 2020, as discussed below. We experienced declines in demand for our services that began in the first quarter of 2020, had a substantial impact in the second quarter of 2020, and abated throughout the second half of 2020. These declines in demand meaningfully affected our results in both North America and Europe.
Due to the largely unprecedented and evolving nature of the COVID-19 pandemic, it remains very difficult to predict the extent of the impact on our industry generally and our business in particular. Furthermore, the extent and pace of a recovery remains uncertain and may differ significantly among the countries in which we operate. We expect our results of operations will continue to be impacted by this pandemic in 2021.
We have incurred net incremental costs related to COVID-19 to ensure that we meet the needs of our customers and employees; these include costs for personal protective equipment (“PPE”), temporary site closures, site cleanings and enhanced employee benefits. We also implemented supplemental “appreciation pay” programs for thousands of frontline employees who continued to work during the pandemic. We expect to continue to incur additional costs as we implement operational changes in response to the pandemic. However, the majority of our cost base is variable, and we have taken and, if appropriate, will continue to take aggressive actions to adjust our expenses to reflect changes in demand for our services. These actions include reduced use of contractors, reduced employee hours, furloughs, layoffs and required use of paid time off, consistent with applicable regulations. While we could not fully offset the decrease in demand for our services arising from the economic disruption of the pandemic in 2020, the actions we have taken, combined with the variable components of our cost structure, have helped to mitigate the impact on our profitability.
A further discussion of the potential impact of the COVID-19 pandemic on our business is set forth above in Risk Factors.
Basis of Presentation
The combined financial statements of the Company were prepared on a standalone basis and have been derived from the combined financial statements and accounting records of XPO. Historically, separate financial statements have not been prepared for the Company, and it has not operated as a standalone business separate from XPO. The combined financial statements include certain assets and liabilities that have historically been held by XPO or by other XPO subsidiaries but are specifically identifiable or otherwise attributable to the Company. Significant intercompany balances and transactions between the operations of the GXO legal entities have been eliminated in the accompanying combined financial statements. All significant related party transactions between GXO and XPO have been included in these combined financial statements as components of XPO investment. We prepare our combined financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which requires us to make estimates and assumptions that impact the amounts reported and disclosed in our combined financial statements and the accompanying notes. We prepared these estimates based on the most current and best available information, but actual results could differ materially from these estimates and assumptions, particularly in light of the outbreak of a strain of coronavirus, COVID-19.
The Combined Balance Sheets include certain assets and liabilities directly attributable to GXO, and the Combined Statements of Operations include allocations of XPO costs and expenses, as described below.
XPO’s corporate function (“Corporate”) incurs a variety of expenses including, but not limited to, information technology, human resources, accounting, sales and sales operations, procurement, executive services, legal, corporate finance and communications. For purposes of the Combined Statements of Operations, an allocation of these expenses is included to burden all business units comprising XPO’s historical operations. The charges reflected have either been specifically identified or allocated using drivers including proportional adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), which includes adjustments for transaction and integration costs, as well as restructuring costs and other adjustments, or headcount. The majority of these allocated costs are recorded in Sales, general and administrative expense (“SG&A”) and Depreciation and amortization expense in the Combined Statements of Operations. We believe the assumptions regarding allocations of XPO corporate expenses are reasonable. Nevertheless, the combined financial statements may not reflect the combined results of operations, financial position and cash flows had the Company been a standalone entity during the periods presented.
Direct operating expenses are comprised of both fixed and variable expenses and consist of operating costs related to our logistics facilities, including personnel costs, facility and equipment expenses, such as rent, utilities, equipment maintenance and repair, transportation costs, costs of materials and supplies and information technology expenses. SG&A, including the allocated costs of XPO, primarily consists of salary and benefit costs for executive and certain administration functions, professional fees, facility costs other than those related to our logistics facilities, bad debt expense and legal costs. We report depreciation and amortization expense as a separate line within operating income on our Combined Statements of Operations.
XPO investment represents XPO’s historical investment in GXO, and includes the net effects of transactions with and allocations from XPO, as well as GXO’s accumulated earnings. Certain transactions between GXO and XPO, including XPO’s non-GXO subsidiaries, have been included in these combined financial statements, and are considered to be effectively settled at the time the transaction was recorded. The total net effect of the cash settlement of these transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as XPO investment. The components of the net transfers to and from XPO include certain costs allocated from Corporate functions, income tax expense, certain cash receipts and payments made on behalf of GXO and general financing activities.
GXO has a single reportable segment.

Combined Summary Financial Table

	Three Months Ended March 31,		Percent of Revenue
(In millions)	2021	2020	2021	2020
Revenue	$1,822	$1,440	100.0%	100.0%
Direct operating expense	1,520	1,203	83.4%	83.5%
Sales, general and administrative expense	171	142	9.4%	9.9%
Depreciation and amortization expense	79	76	4.3%	5.3%
Transaction and integration costs	18	17	1.0%	1.2%
Restructuring costs	4	—	0.2%	—%
Operating income	$30	$2	1.7%	0.1%
Other income	(1)	(1)	—%	(0.1)%
Interest expense	5	7	0.3%	0.5%
Income (loss) before income taxes	$26	$(4)	1.4%	(0.3)%
Income tax provision	9	6	0.5%	0.4%
Net income (loss)	$17	$(10)	0.9%	(0.7)%
Three Months Ended March 31, 2021 Compared with Three Months Ended March 31, 2020
Our revenue increased 26.5% to $1.8 billion in first quarter of 2021, compared with $1.4 billion for the same quarter in 2020. The increase in revenue compared to the first quarter of 2020 reflects 38.4% growth in our European business and 8.6% growth in our North American business, driven by increases in revenues from our e-commerce/retail and food and beverage customers. Also impacting our revenue was the Kuehne + Nagel business we acquired in January 2021, which contributed approximately 13.6 percentage points to revenue growth in our European business and 8.2 percentage points to our total revenue growth. Foreign currency movement increased revenue by approximately 5.5 percentage points in 2021.
Direct operating expense in the first quarter of 2021 was $1.5 billion, or 83.4% of revenue, compared with $1.2 billion, or 83.5% of revenue, for the same quarter in 2020. As a percentage of revenue, compensation costs and third-party transportation costs decreased direct operating expense by approximately 1.1% and 0.7%, respectively. These decreases were offset by higher temporary labor and maintenance costs, which increased direct operating expense by approximately 0.7% and 0.6%, respectively, as a percentage of revenue.
SG&A was $171 million for the first quarter of 2021, or 9.4% of revenue, compared with $142 million, or 9.9% of revenue, for the same quarter in 2020. The year-over-year decrease in SG&A as a percentage of revenue primarily resulted from lower compensation costs as a percentage of revenue due to the significant year-over-year increase in revenues.
Depreciation and amortization expense for the first quarter of 2021 was $79 million, compared with $76 million for the same quarter in 2020. Depreciation and amortization expense included amortization of acquisition-related intangible assets of $14 million in the first quarter of 2021 and 2020.
Transaction and integration costs for the first quarter in 2021 are primarily related to costs related to our planned spin-off.
We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure. We recorded restructuring charges of $4 million for severance costs in the first quarter of 2021. For further information on our restructuring actions, see Note 5—Restructuring Charges to the Condensed Combined Interim Financial Statements.
Other income for the first quarter of both 2021 and 2020 was $1 million and primarily consists of pension income.
Interest expense for the first quarter of 2021 decreased 28.6% to $5 million, from $7 million for the same quarter in 2020. The decrease in interest expense was primarily due to lower average total indebtedness.

Our effective income tax rate was 33.4% and (124.7)% in the first three months of 2021 and 2020, respectively. The effective tax rates for the first quarter of 2021 and 2020 were based on forecasted full-year effective tax rates. The negative effective income tax rate for the first quarter of 2020 was primarily driven by contribution- and margin-based taxes which we incurred even though our pretax income was negative.
Combined Summary Financial Table

	Years Ended December 31,			Percent of Revenue
(In millions)	2020	2019	2018	2020	2019	2018
Revenue	$6,195	$6,094	$6,065	100.0%	100.0%	100.0%
Direct operating expense	5,169	5,112	5,117	83.4%	83.9%	84.4%
Sales, general and administrative expense	611	514	528	9.9%	8.4%	8.7%
Depreciation and amortization expense	323	302	261	5.2%	5.0%	4.3%
Transaction and integration costs	47	1	9	0.8%	—%	0.1%
Restructuring costs	29	15	7	0.5%	0.2%	0.1%
Operating income	16	150	143	0.3%	2.5%	2.4%
Other income	(2)	(1)	(13)	—%	—%	(0.2)%
Interest expense	24	33	30	0.4%	0.5%	0.5%
Income (loss) before income taxes	(6)	118	126	(0.1)%	1.9%	2.1%
Income tax provision	16	37	36	0.3%	0.6%	0.6%
Net income (loss)	$(22)	$81	$90	(0.4)%	1.3%	1.5%
Year Ended December 31, 2020 Compared with Year Ended December 31, 2019
Our revenue increased 1.7% to $6.2 billion in 2020, compared with $6.1 billion in 2019. The increase in revenue compared to 2019 reflects 5.5% growth in our European business, partially offset by a 4.2% decline in our North American business. The growth in our European business was primarily driven by higher revenues from our e-commerce/retail customers, partially offset by the impact of COVID-19. The decline in our North America business was driven by the impact of COVID-19 and our elimination of certain low-margin business. Foreign currency movement increased revenue by approximately 0.8 percentage points in 2020.
Direct operating expense in 2020 was $5.2 billion, or 83.4% of revenue, compared with $5.1 billion, or 83.9% of revenue, in 2019. The year-over-year decrease as a percentage of revenue was primarily driven by lower temporary labor and third-party transportation costs, which decreased direct operating expense by approximately 1.0% and 0.6%, respectively, as a percentage of revenue. These decreases were partially offset by higher payroll costs, which increased direct operating expense by approximately 1.0%, as well as other incremental COVID-19-related costs. Additionally, 2020 and 2019 included $1 million and $9 million, respectively, from gains on sales of property and equipment.
SG&A was $611 million in 2020, or 9.9% of revenue, compared with $514 million, or 8.4% of revenue, in 2019. The year-over-year increase in SG&A as a percentage of revenue primarily resulted from higher compensation costs. Compensation costs were higher for the year ended December 31, 2020 in comparison to the prior-year period due to the strength of our operating performance in a challenging macro-environment.
Depreciation and amortization expense in 2020 was $323 million, compared with $302 million in 2019. The increase was primarily due to the impact of prior capital investments, new contract startups and accelerated depreciation due to contract modifications. Depreciation and amortization expense included amortization of acquisition-related intangible assets of $57 million in 2020, compared to $60 million in 2019.
Transaction and integration costs in 2020 are primarily related to XPO’s previously announced exploration of strategic alternatives that was terminated in March 2020 and costs related to the acquisition of Kuehne + Nagel’s U.K. logistics business, which was completed in 2021.
We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure, including actions in response to COVID-19. We expect the restructuring initiatives to which the 2020 charges relate to be complete by December 31, 2021. Once complete, these initiatives are expected to generate annualized pre-tax savings of approximately $30 million. For further information on our restructuring actions, see Note 5—Restructuring Charges to the Combined Financial Statements.
Other income primarily consists of pension income. Other income for 2020 was $2 million, compared with $1 million in 2019.
Interest expense for 2020 decreased to $24 million, from $33 million in 2019. The decrease in interest expense was primarily due to lower average total indebtedness.
Our effective income tax rate was (264.5)% and 31.4% in 2020 and 2019, respectively. The decrease in our effective income tax rate for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily driven by the incurrence of contribution- and margin-based taxes in both periods combined with a pretax loss in 2020 compared to pretax income in 2019.
The U.S. Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted in March 2020 provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary changes to the prior and future limitations on interest deductions, and technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property. We have applied the provisions of the CARES Act relating to income taxes and there was no material income tax benefit on our Consolidated Statements of Operations in 2020. Additionally, our cash flows benefited from the ability to defer the payment of certain payroll taxes that would otherwise have been due in 2020. We have not applied for any government loans under the CARES Act or similar laws.
Year Ended December 31, 2019 Compared with Year Ended December 31, 2018
Our revenue for 2019 increased by 0.5% to $6.09 billion, from $6.07 billion in 2018. The increase in revenue compared to 2018 was primarily driven by 5.0% growth of our North American business, partially offset by a 2.2% decline in revenue in Europe, primarily due to foreign currency movement. The growth of our North American business was led by higher revenues from our food and beverage, consumer packaged goods and aerospace customers. Foreign currency movement reduced revenue growth by approximately three percentage points in 2019.
Direct operating expense in 2019 was $5.1 billion, or 83.9% of revenue, compared with $5.1 billion, or 84.4% of revenue, in 2018. The year-over-year decrease as a percentage of revenue was primarily driven by lower temporary labor and third-party transportation costs, which decreased direct operating expense by approximately 1.6% and 0.3%, respectively, as a percentage of revenue. These decreases were partially offset by higher personnel costs to support growth in the North American business, which increased direct operating expense by approximately 1.6% as a percentage of revenue. Additionally, 2019 and 2018 included $9 million and $2 million, respectively, from gains on sales of property and equipment.
SG&A was $514 million in 2019, or 8.4% of revenue, compared with $528 million, or 8.7% of revenue, in 2018. The year-over-year decrease in SG&A as a percentage of revenue primarily resulted from lower bad debt and overhead expenses, which in aggregate decreased SG&A by approximately 0.6% as a percentage of revenue.
Depreciation and amortization expense in 2019 was $302 million, compared with $261 million in 2018. The increase was primarily due to the impact of prior capital investments and new contract startups.
Transaction and integration costs in 2018 are primarily related to litigation expenses.
Other income for 2019 was $1 million, compared with $13 million in 2018. Included in Other income for 2018 was a gain of $9 million related to a terminated swap.
Interest expense for 2019 increased to $33 million, from $30 million in 2018. The increase in interest expense was primarily due to higher average total indebtedness.
Our effective income tax rate was 31.4% and 28.9% in 2019 and 2018, respectively. The increase in our effective income tax rate for 2019 compared to 2018 was primarily driven by changes in our valuation allowances.

Liquidity and Capital Resources
Our principal existing sources of cash are cash generated from operations and funding from XPO.
Treasury activities at XPO are generally centralized, while certain balances are managed locally, except as noted below. To the extent cash and cash equivalents are legally owned by GXO, they are reflected in the combined financial statements.
Our European subsidiaries use a centralized notional pooling approach to cash management and the financing of their operations. To the extent additional financing is required, XPO, including its affiliates, funds the European subsidiaries’ operating and investing activities. This arrangement is not reflective of the manner in which the Company would have financed its operations had it been a standalone business separate from XPO during the periods presented. All cash management accounts and transactions are reflected in the Combined Balance Sheets as cash and cash equivalents and in the Combined Statements of Cash Flows as operating activities. For our European subsidiaries, none of the cash and cash equivalents or debt at the corporate level has been assigned to the Company in the Combined Financial Statements. Under the notional pooling arrangements, since there is no immediate contractual obligation for us to cover any negative cash positions of these pooling arrangements related to other members, including other XPO affiliates, no obligation or guarantee to cover any such negative cash positions has been included in the Combined Balance Sheets.
We continually evaluate our liquidity requirements in light of our operating needs, growth initiatives and capital resources. We believe that our existing liquidity and sources of capital are sufficient to support our operations over the next 12 months. In conjunction with the planned spin-off, we expect to further evaluate our liquidity needs, capital structure and sources of capital on a standalone basis.
Financial Condition
The following table summarizes our asset and liability balances as of March 31, 2021, December 31, 2020 and December 31, 2019:

	March 31,	December 31,
(In millions)	2021	2020	2019
Total current assets	2,034	1,836	1,488
Total long-term assets	5,086	4,712	4,663
Total current liabilities	1,894	1,738	1,483
Total long-term liabilities	2,183	1,862	1,971
Total assets increased $397 million from December 31, 2019 to December 31, 2020 primarily due to higher cash and cash equivalents and accounts receivable, the latter of which is due to higher revenues and reduced factoring of our receivables. Total liabilities increased $146 million from December 31, 2019 to December 31, 2020 due to an increase in accrued expenses in 2020, primarily due to the deferral of payroll tax payments as a result of the CARES Act.
The increase in our assets and liabilities from December 31, 2020 to March 31, 2021 primarily reflects the impact of the Kuehne + Nagel business acquired in January 2021.
Trade Receivables Securitization and Factoring Programs
We sell certain of our trade accounts receivable on a non-recourse basis to third-party financial institutions under factoring agreements. We account for these transactions as sales of receivables and present cash proceeds as cash provided by operating activities in the Combined Statements of Cash Flows. We also sell certain European trade accounts receivable under a securitization program described below. We use trade receivables securitization and factoring programs to help manage our cash flows and offset the impact of extended payment terms for some of our customers.

XPO Logistics Europe, one of our majority-owned subsidiaries, participates in a trade receivables securitization program co-arranged by three European banks (the “Purchasers”). Under the program, a wholly-owned bankruptcy-remote special purpose entity of XPO Logistics Europe sells trade receivables that originate with wholly-owned subsidiaries of XPO Logistics Europe to unaffiliated entities managed by the Purchasers. The special purpose entity is a variable interest entity and has been presented within these combined financial statements based on our control of the entity’s activities.
We account for transfers under our securitization and factoring arrangements as sales because we sell full title and ownership in the underlying receivables and control of the receivables is considered transferred. For these transfers, the receivables are removed from our Combined Balance Sheets at the date of transfer. In the securitization and factoring arrangements, our continuing involvement is limited to servicing the receivables. The fair value of any servicing assets and liabilities is immaterial. Our current trade receivables securitization program also permits us to borrow, on an unsecured basis, cash collected in a servicing capacity on previously sold receivables, which we report within short-term debt on our Combined Balance Sheets. In addition to selling trade receivables which originate with GXO, the special purpose entity also purchases trade receivables from XPO and sells assets to the Purchasers. The trade receivables which have been purchased from XPO have been reflected within Other current assets in the Combined Balance Sheets, and the related cash flows have been reflected within Purchase and sale of affiliate trade receivables, net, within investing activities in the Combined Statements of Cash Flows. See Note 10—Debt to the Combined Financial Statements and Note 6—Debt to the Interim Condensed Combined Financial Statements for additional information related to our receivables securitization secured borrowing program and these borrowings.
Under a prior securitization program that was terminated in July 2019, we accounted for transfers as either sales or secured borrowings based on an evaluation of whether control has transferred. For the transfers that did not meet the criteria for surrender of control, the transaction was accounted for as a secured borrowing. These secured borrowings were repaid when the program was terminated. For transfers that were accounted for as sales, the consideration received included a simultaneous cash payment and a deferred purchase price receivable. The cash payment which we received on the date of the transfer was reflected within Net cash provided by operating activities on our Combined Statement of Cash Flows. As we received cash payments on the deferred purchase price receivable, it was reflected as an investing activity. The current program does not include a deferred purchase price mechanism.
The maximum amount of net cash proceeds available at any one time under the current program, inclusive of any unsecured borrowings, is €400 million (approximately $469 million as of March 31, 2021). As of March 31, 2021, €82 million (approximately $96 million) was available under the program, subject to having sufficient receivables available to sell to the Purchasers.
Information related to the trade receivables sold was as follows:

	Three Months Ended March 31,		Years Ended December 31,
(In millions)	2021	2020	2020	2019	2018
Securitization programs (1)
Receivables sold in period	$347	$319	$1,491	$1,023	$146
Cash consideration	347	319	1,491	943	113
Deferred purchase price	—	—	—	80	33

Factoring programs
Receivables sold in period	100	246	612	794	612
Cash consideration	100	245	611	790	609

(1)Receivable transfers under the securitization programs are accounted for as either sales or secured borrowings. In the prior program, a portion of the transfers were accounted for as secured borrowings while under the current program, all transfers are accounted for as sales. This change had the effect of increasing the amount of trade receivables we reported as sold beginning in 2019.

Cash Flow Activity for the Three Months Ended March 31, 2021 and 2020
Our cash flows from operating, investing and financing activities, as reflected on our Condensed Combined Statements of Cash Flows, are summarized as follows:

	Three Months Ended March 31,
(In millions)	2021	2020
Net cash provided by operating activities	$47	$41
Net cash used in investing activities	(38)	(37)
Net cash provided by financing activities	80	81
Effect of exchange rates on cash, cash equivalents and restricted cash	(3)	(13)
Net increase in cash, cash equivalents and restricted cash	$86	$72
During the first quarter of 2021, we: (i) generated cash from operating activities of $47 million and (ii) received net transfers from XPO of $138 million. We used cash during this period primarily to: (i) purchase property and equipment of $67 million and (ii) make payments on debt and finance leases of $26 million.
During the first quarter of 2020, we: (i) generated cash from operating activities of $41 million; (ii) received net transfers from XPO of $55 million; and (iii) received net proceeds related to secured borrowing activity of $84 million. We used cash during this period primarily to: (i) make payments on debt and finance leases of $62 million and (ii) purchase property and equipment of $48 million.
Cash flows from operating activities for the first quarter of 2021 increased by $6 million compared with 2020. The increase reflects higher net income, partially offset by the impact of operating assets and liabilities generating $38 million less in cash in 2021.
Investing activities used $38 million of cash for the first quarter of 2021, compared with $37 million used for the same quarter in 2020. During for the first quarter of 2021, we used $67 million of cash to purchase property and equipment and received $20 million, net, in connection with the purchase and sale of affiliate trade receivables. During the same quarter in 2020, we used $48 million of cash to purchase property and equipment and received $8 million, net, in connection with the purchase and sale of affiliate trade receivables and received $3 million of cash from sales of property and equipment.
Financing activities generated $80 million of cash for the first quarter of 2021 and generated $81 million of cash for the same quarter in 2020. The primary source of cash from financing activities for the first quarter of 2021 were $138 million of net transfers from XPO. The primary uses of cash from financing activities for the first quarter of 2021 were $26 million used to repay debt and finance leases and $25 million from net borrowings related to our securitization program. By comparison, the primary sources of cash from financing activities in the first quarter of 2020 were $84 million of net proceeds related to secured borrowing activity and $55 million of net transfers from XPO. The primary uses of cash from financing activities in the first quarter of 2020 were $62 million used to repay debt and finance leases.

Cash Flow Activity for the Years Ended December 31, 2020, 2019 and 2018
Our cash flows from operating, investing and financing activities, as reflected on our Combined Statements of Cash Flows, are summarized as follows:

	Years Ended December 31,
(In millions)	2020	2019	2018
Net cash provided by operating activities	$333	$145	$335
Net cash used in investing activities	(280)	(147)	(240)
Net cash provided by (used in) financing activities	67	(102)	(38)
Effect of exchange rates on cash, cash equivalents and restricted cash	8	3	(11)
Net increase (decrease) in cash, cash equivalents and restricted cash	$128	$(101)	$46
During 2020, we: (i) generated cash from operating activities of $333 million and (ii) received net transfers from XPO of $168 million. We used cash during this period primarily to: (i) purchase property and equipment of $222 million and (ii) make payments on debt and finance leases of $123 million.
During 2019, we: (i) generated cash from operating activities of $145 million; (ii) collected $112 million on the deferred purchase price receivable as described above; (iii) received net transfers from XPO of $278 million; and (iv) received net proceeds related to secured borrowing activity of $261 million. We used cash during this period primarily to: (i) purchase property and equipment of $222 million; (ii) make payments on debt and finance leases of $376 million; and (iii) purchase noncontrolling interests of $258 million.
During 2018, we: (i) generated cash from operating activities of $335 million and (ii) received net transfers from XPO of $65 million. We used cash during this period primarily to: (i) purchase property and equipment of $270 million and (ii) make payments on debt and finance leases of $139 million.
Cash flows from operating activities for 2020 increased by $188 million compared with 2019. The increase reflects the impact of operating assets and liabilities generating $310 million more in cash in 2020, partially offset by lower net income. Within operating assets and liabilities, accrued expenses and other liabilities was a source of cash for 2020 as compared to a use of cash in 2019. This fluctuation reflects the deferral of certain tax payments and an increase in compensation and purchased transportation accruals in 2020.
Cash flows from operating activities for 2019 decreased by $190 million compared with 2018. The decrease primarily reflects the impact of operating assets and liabilities generating $240 million less cash in 2019. Within operating assets and liabilities, accounts receivable was a use of cash in 2019 compared to a source of cash in 2018, which reflected increased revenues in 2019.
Investing activities used $280 million of cash in 2020, compared with $147 million used in 2019 and $240 million used in 2018. During 2020, we used $222 million of cash to purchase property and equipment, received $12 million from sales of property and equipment and used $40 million, net, in connection with the purchase and sale of affiliate trade receivables. During 2019, we used $222 million of cash to purchase property and equipment, received $15 million of cash from sales of property and equipment, received proceeds of $112 million related to the realization of cash on deferred purchase price receivable and used $52 million, net, in connection with the purchase and sale of affiliate trade receivables. During 2018, we used $270 million of cash to purchase property and equipment and received $30 million of cash from sales of property and equipment.
Financing activities generated $67 million of cash in 2020, used $102 million of cash in 2019 and used $38 million of cash in 2018. The primary sources of cash from financing activities in 2020 were $168 million of net transfers from XPO and $24 million from net borrowings related to our securitization program. The primary uses of cash from financing activities in 2020 were $123 million used to repay debt and finance leases. By comparison, the primary sources of cash from financing activities in 2019 were $278 million of net transfers from XPO and $261 million of net proceeds related to secured borrowing activity on our securitization program. The primary uses of cash from financing activities in 2019 were $376 million used to repay debt and finance leases and $258 million used to purchase a shareholder’s noncontrolling interest in XPO Logistics Europe SA. The primary uses of cash from financing activities in 2018 were $139 million used to repay debt and finance leases. The primary sources of cash from financing activities in 2018 were $65 million of net transfers from XPO and $47 million of net proceeds related to secured borrowing activity on our securitization program.
Off-Balance Sheet Arrangements
We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Contractual Obligations
The table below reflects our contractual obligations as of December 31, 2020. As of March 31, 2021, the Company’s future contractual obligations have not materially changed.

	Payments Due by Period
(In millions)	Total	2021	2022-2023	2024-2025	Thereafter
Contractual obligations
Finance leases	$206	$34	$61	$36	$75
Operating leases (1)	1,632	381	605	333	313
Debt (excluding finance leases)	515	26	2	351	136
Interest on related-party debt (2)	39	18	20	1	—
Total contractual obligations	$2,392	$459	$688	$721	$524

(1)As of December 31, 2020, we had additional operating leases that have not yet commenced with future undiscounted lease payments of $143 million. These operating leases will commence in 2021 through 2022 with initial lease terms of 2 years to 10 years.
(2)Estimated interest payments have been calculated based on the outstanding amount of debt and the applicable interest rates as of December 31, 2020.
As of December 31, 2020, our Combined Balance Sheet reflects a long-term liability of $54 million for deferred taxes. Additionally, our Combined Balance Sheet reflects gross unrecognized tax benefits of $4 million, which are primarily included in long-term liabilities. As the timing of future cash outflows for these liabilities is uncertain, they are excluded from the above table. Actual amounts of contractual cash obligations may differ from estimated amounts due to changes in foreign currency exchange rates. We anticipate net capital expenditures to be between $225 million and $275 million in 2021, funded by cash on hand and available liquidity.
The above table also excludes the principal amount of indebtedness expected to be incurred in connection with the separation and distribution of approximately $800 million and associated interest payments of $16 million per year. See “Description of Material Indebtedness” for additional discussion.
Critical Accounting Policies
We prepare our combined financial statements in accordance with U.S. generally accepted accounting principles. The methods, assumptions, and estimates that we use in applying our accounting policies may require us to apply judgments regarding matters that are inherently uncertain and may change based on changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and/or judgments have the potential to materially alter our results of operations. We have identified below our accounting policies that we believe could potentially produce materially different results if we were to change underlying assumptions, estimates and/or judgments. Although actual results may differ from estimated results, we believe the estimates are reasonable and appropriate.
Corporate Expense Allocation
The Combined Financial Statements of GXO include general corporate expenses for certain support functions that are provided on a centralized basis, such as expenses related to information technology, human resources, accounting, sales and sales operations, procurement, executive services, legal, corporate finance and communications. For purposes of the Combined Statements of Operations, an allocation of these expenses is included to burden all business units comprising XPO’s historical operations. The charges reflected have either been specifically identified or allocated using drivers including proportional adjusted EBITDA, which includes adjustments for transaction and integration costs, as well as restructuring costs and other adjustments, or headcount. All such costs have been deemed to have been incurred and settled through XPO investment in the period when the costs were recorded.
Evaluation of Goodwill
We measure goodwill as the excess of consideration transferred over the fair value of net assets acquired in business combinations. We allocate goodwill to our reporting units for the purpose of impairment testing. We evaluate goodwill for impairment annually, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. We measure goodwill impairment, if any, at the amount a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. We have two reporting units. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, the assignment of assets and liabilities to the reporting unit, the assignment of goodwill to the reporting unit, and a determination of the fair value of the reporting unit.
For our 2020 and 2019 goodwill assessments, we performed a quantitative analysis for both of our reporting units using a combination of income and market approaches, with the assistance of a third-party valuation specialist. As of August 31, 2020 and 2019, we completed our annual impairment tests for goodwill and both of our reporting units had fair values in excess of their carrying values, resulting in no impairment of goodwill.
The income approach of determining fair value is based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The discount rates reflect management’s judgment and are based on a risk adjusted weighted-average cost of capital utilizing industry market data of businesses similar to the reporting units. Inherent in our preparation of cash flow projections are assumptions and estimates derived from a review of our operating results, business plans, expected growth rates, cost of capital and tax rates. Our forecasts also reflect expectations concerning future economic conditions, interest rates and other market data. The market approach of determining fair value is based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry. We believe this approach, which utilizes multiple valuation techniques, yields the most appropriate evidence of fair value.
Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates could materially affect the estimate of the fair value of a reporting unit, and therefore could affect the likelihood and amount of any potential impairment.
New Accounting Standards
Information related to new accounting standards is included in Note 2—Basis of Presentation and Significant Accounting Policies to the Combined Financial Statements and Note 2—Basis of Presentation to the Condensed Combined Financial Statements.

MANAGEMENT
Executive Officers Following the Distribution
The following table sets forth information regarding the individuals who are expected to serve as executive officers of GXO following the completion of the distribution. We are in the process of identifying the other persons who will be our executive officers following the completion of the distribution and will include information concerning those persons in an amendment to this information statement.

Name	Age	Position
Malcolm Wilson	62	Chief Executive Officer
Baris Oran	47	Chief Financial Officer
Karlis Kirsis	42	Chief Legal Officer
Maryclaire Hammond	55	Chief Human Resources Officer
Malcolm Wilson currently serves as chief executive officer of XPO Logistics Europe. Under his leadership of XPO Logistics Europe, XPO’s European logistics business achieved unprecedented growth and efficiencies. Mr. Wilson has three decades of executive experience managing multinational supply chain operations in North America, Europe and Asia. He joined XPO in 2015 through the company’s acquisition of industry leader Norbert Dentressangle, where he led the logistics division and served on the executive board. Mr. Wilson grew the logistics division to global scale as Norbert Dentressangle’s largest revenue-producing unit.
Baris Oran currently serves as chief financial officer of XPO’s Logistics segment. Mr. Oran joined XPO on May 14, 2021, having previously served as chief financial officer of the Sabanci Group, one of Turkey’s largest publicly traded companies. Mr. Oran served as chief financial officer of Sabanci from 2016 to 2021, prior to which he held other senior finance roles at the company. Mr. Oran was previously employed by Kordsa Global, Ernst and Young, Sara Lee Corp, and Price Waterhouse Coopers. Mr. Oran also has significant board experience, including serving as executive chairman of Teknosa since 2019.
Karlis Kirsis currently serves as senior vice president, European Chief Legal Officer, Corporate Secretary for XPO, a role he has held since February 2020. In this role, Mr. Kirsis is responsible for advising senior executives and XPO’s board of directors on a wide range of strategic initiatives. Mr. Kirsis previously served in various roles at XPO, including senior vice president, Corporate Counsel, from July 2017 to February 2020, and vice president, Corporate and Securities Counsel, from September 2016 to July 2017. Prior to his time with XPO, Mr. Kirsis was a corporate associate with Skadden, Arps, Slate, Meagher & Flom LLP from 2007 to 2016.
Maryclaire Hammond currently serves as senior vice president, human resources – Americas and Asia Pacific for XPO’s North American logistics business, a role she has held since September 2019. In this capacity, Ms. Hammond oversees the employment culture of more than 22,000 XPO employees at over 300 locations in the America’s and Asia Pacific. Prior to her time with XPO, Ms. Hammond was employed by Marathon Petroleum Company (formerly Andeavor) as a senior human resources director from August 2017 – September 2019, and before that as human resources director for BP North America. Additionally, she served as a Global Vice President of Human Resources with Honeywell in Rolle, Switzerland.

DIRECTORS
Board Structure and Directors Following the Distribution
Our amended and restated certificate of incorporation will provide for a classified board of directors, with members of each class serving staggered three-year terms. We will have [         ] directors in Class I, [         ] directors in Class II and [         ] directors in Class III. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The terms of directors in Classes I, II and III end at the annual meetings in 2022, 2023 and 2024, as indicated below.
Following the completion of the distribution, commencing with the first annual meeting of stockholders following the distribution, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Commencing with the second annual meeting of stockholders after the completion of the distribution, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter each director will serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. Consequently, by 2025, all of our directors will stand for election each year for one-year terms, and our board will therefore no longer be divided into three classes.
The following table sets forth information as of July [     ], 2021 regarding the individuals who are expected to serve on GXO’s board of directors following completion of the distribution and until their respective successors are duly elected and qualified. We are in the process of identifying the other persons who are expected to serve on GXO’s board of directors following the completion of the distribution and will include information concerning those persons in an amendment to this information statement.

Name	Age	Position	Class
Brad Jacobs	64	Chairman of the Board	Class [ ]—Expiring 202[ ]
Oren Shaffer	78	Lead Independent Director	Class [ ]—Expiring 202[ ]
Marlene Colucci	58	Vice Chair	Class [ ]—Expiring 202[ ]
Gena Ashe	59	Director	Class [ ]—Expiring 202[ ]
Clare Chatfield	63	Director	Class [ ]—Expiring 202[ ]
Joli Gross	51	Director	Class [ ]—Expiring 202[ ]
Malcolm Wilson	62	Director	Class [ ]—Expiring 202[ ]
[ ]	[ ]	Director	Class [ ]—Expiring 202[ ]
Brad Jacobs, chairman and chief executive officer of XPO Logistics, has started five companies from scratch and led each of them to become a billion dollar or multi-billion dollar enterprise. These include XPO Logistics (NYSE: XPO) and two other publicly traded companies: United Rentals (NYSE: URI) and United Waste Systems. XPO Logistics and United Rentals were among the 20 best-performing stocks of the last decade. Prior to starting XPO in 2011, Mr. Jacobs founded United Rentals in 1997 and led the company for 10 years as chairman, including six years as chief executive officer. He founded United Waste Systems in 1989 and served eight years as chairman and chief executive officer.
Oren Shaffer served as a director of XPO from September 2, 2011 until the separation. From 2002 to 2007, Mr. Shaffer was vice chairman and chief financial officer of Qwest Communications International, Inc. (now CenturyLink, Inc.). Previously, Mr. Shaffer was president and chief operating officer of Sorrento Networks, Inc., executive vice president and chief financial officer of Ameritech Corporation, and held senior executive positions with The Goodyear Tire & Rubber Company, where he also served on the board of directors. Additionally, Mr. Shaffer served as a director on the board of Terex Corporation from 2007 until May 2019.

Marlene Colucci served as a director of XPO from February 7, 2019 until the separation. She has served as the executive director of The Business Council in Washington, D.C. since July 2013. Previously, from September 2005 to June 2013, she was executive vice president of public policy for the American Hotel & Lodging Association. From September 2003 to June 2005, she served in the White House as special assistant to President George W. Bush in the Office of Domestic Policy. In this role, she developed labor, transportation and postal reform policies and advised the president and his staff on related matters. Earlier, Ms. Colucci served as deputy assistant secretary with the U.S. Department of Labor’s Office of Congressional and Intergovernmental Affairs. Her law career includes more than 12 years with the firm of Akin Gump Strauss Hauer & Feld LLP, where she served as senior counsel.
Gena Ashe served as a director of XPO from March 21, 2016 until the separation. She has served as the general counsel and corporate secretary of Anterix Inc. since July 2019, and as the president and chief executive officer of GLA Legal Advisory Group, LLC since February 2018. She was senior vice president, chief legal officer and corporate secretary of Adtalem Global Education Inc. from May 2017 to February 2018, and executive vice president, chief legal officer, and corporate secretary of BrightView Landscapes, LLC (formerly The Brickman Group, Ltd. LLC) from December 2012 to June 2016. Ms. Ashe served as vice-chairman of the Supervisory Board of XPO Logistics Europe S.A., XPO’s majority-owned subsidiary, from February 2017 until June 2021. In addition, she has served as a director of the Executive Leadership Council since February 2020 and American Landscape Partners, LLC since January 2021. Ms. Ashe also sits on the Board of Trustees of Spelman College.
Clare Chatfield is a senior partner at L.E.K. Consulting and head of L.E.K.’s Energy & Environment Practice. Ms. Chatfield has worked at L.E.K. since 1990, and has led its Energy and Environment Practice since 2000. Since 2016, Ms. Chatfield has served as a non-executive director of the Savencia Group and the president of its remuneration committee, and as a non-executive director of Daher Group and a member of Daher Group’s audit committee. From 2016 until June 2021, Ms. Chatfield served as a non-executive director of XPO Logistics Europe and as the president of its audit committee. From 2017-2020, Ms. Chatfield served as a non-executive director of the Antalis Group.
Joli Gross is senior vice president, general counsel and corporate secretary, of United Rentals, Inc., a role she has held since May 2017. Prior to her current role at United Rentals, Ms. Gross held various positions in the organization, including deputy general counsel and corporate secretary (January 2016-May 2017), deputy general counsel and assistant secretary (March 2011-January 2016), associate general counsel and assistant secretary (August 2006-March 2011), and director, legal affairs - real estate & contracts (August 2002-August 2006). Ms. Gross currently serves on the executive board of Family Centers.
Malcolm Wilson currently serves as chief executive officer of XPO Logistics Europe. Under his leadership of XPO Logistics Europe, XPO’s European logistics business achieved unprecedented growth and efficiencies. Mr. Wilson has three decades of executive experience managing multinational supply chain operations in North America, Europe and Asia. He joined XPO in 2015 through the company’s acquisition of industry leader Norbert Dentressangle, where he led the logistics division and served on the executive board. Mr. Wilson grew the logistics division to global scale as Norbert Dentressangle’s largest revenue-producing unit.
Director Independence
Under our Corporate Governance Guidelines (“Guidelines”), our board of directors will be responsible for making independence determinations annually with the assistance of the Nominating, Corporate Governance and Sustainability Committee. Such independence determinations will be made by reference to the independence standard under the Guidelines and the definition of “independent director” under Section 303A.02 of the NYSE Listed Company Manual.
In addition to the independence standards provided in the Guidelines, our board of directors will be responsible for determining that each director who serves on our Audit Committee satisfies standards established by the SEC providing that, to qualify as “independent” for the purposes of membership on that committee, members of audit committees may not: (i) accept directly or indirectly any consulting, advisory or other compensatory fee from GXO other than their director compensation, or (ii) be an affiliated person of GXO or any of its subsidiaries. Our board of directors will also determine that each member of the Compensation Committee satisfies the NYSE standards for independence of Compensation Committee members. Additionally, our board of directors will determine that each member of the Nominating, Corporate Governance and Sustainability Committee satisfies the NYSE standards for independence. In making the independence determinations for each director, our board of directors and the Nominating, Corporate Governance and Sustainability Committee will analyze certain relationships of the directors that are not required to be disclosed pursuant to Item 404(a) of Regulation S-K.
The board is expected to affirmatively determine that all the directors are independent except Mr. Jacobs. In the course of its determination regarding independence, the board is expected not to find any material relationships between GXO and any of the directors, other than Mr. Jacobs’ role as the Chief Executive Officer of XPO and Mr. Wilson’s role as the Chief Executive Officer of GXO.
Committees of the Board of Directors
Effective upon the completion of the distribution, our board of directors will have the following three standing committees: an Audit Committee, Compensation Committee, and a Nominating, Corporate Governance and Sustainability Committee. The board is expected to adopt written charters for each committee, which will be available on our website.
Each of the Audit Committee, the Compensation Committee, and the Nominating, Corporate Governance and Sustainability Committee is expected to be composed solely of directors who have been determined by the board to be independent in accordance with SEC regulations, NYSE listing standards and the independence standards under our Guidelines (including the heightened independence standards for members of the Audit Committee and the Compensation Committee).
Audit Committee. Oren Shaffer is expected to be Audit Committee Chair, and GXO is in the process of determining the additional members of the Audit Committee. GXO’s board of directors is expected to determine that Mr. Shaffer is an “audit committee financial expert” for purposes of the rules of the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the New York Stock Exchange. Our Audit Committee will be established in accordance with Section 3(a)(58)(A) of the Exchange Act, to assist our board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our independent registered public accounting firm, (v) the performance of our independent registered public accounting firm and internal audit function and (vi) related party transactions. Each member of the Audit Committee will be required to: (i) satisfy all applicable independence standards, (ii) not have participated in the preparation of our financial statements at any time during the past three years and (iii) be able to read and understand fundamental financial statements.
Compensation Committee. [     ] is expected to be the Compensation Committee Chair, and GXO is in the process of determining the additional members of the Compensation Committee. GXO’s board of directors is expected to determine that each member of the Compensation Committee will be independent, as defined by the rules of the New York Stock Exchange and in accordance with GXO’s Corporate Governance Guidelines. The primary responsibilities of the Compensation Committee will be, among other things: (i) to oversee the administration of our compensation programs, (ii) to review and approve the compensation of our executive management, (iii) to review company contributions to qualified and non-qualified plans, (iv) to prepare any report on executive compensation required by SEC rules and regulations and (v) to retain independent compensation consultants and oversee the work of such consultants.
Nominating, Corporate Governance and Sustainability Committee. [     ] is expected to be the Nominating, Corporate Governance and Sustainability Committee Chair, and GXO is in the process of determining the additional members of the Nominating, Corporate Governance and Sustainability Committee. GXO’s board of directors is expected to determine that each of the members of the Nominating, Corporate Governance and Sustainability Committee will be independent, as defined by the rules of the New York Stock Exchange and in accordance with the company’s Corporate Governance Guidelines. The primary responsibilities of the Nominating, and Corporate Governance and Sustainability Committee will be, among other things: (i) to identify individuals qualified to become directors and recommend that our board select such individuals to be presented for stockholder consideration at the annual meeting or to be appointed by the board to fill a vacancy, (ii) to make recommendations to our board concerning committee appointments, (iii) to develop, recommend to our board and annually review the Guidelines and oversee corporate governance matters and (iv) to oversee an annual evaluation of our board and committees.
How We Make Pay Decisions and Assess Our Compensation Programs
During our fiscal year ended December 31, 2020, GXO was not an independent company and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by XPO, as described in the section of this information statement titled “Compensation Discussion and Analysis.”
Corporate Governance
Our Commitment to Sound Corporate Governance
GXO will be committed to strong corporate governance practices designed to maintain high standards of independent oversight, accountability, integrity and ethics while promoting long-term growth in stockholder value.
Our governance structure will enable independent, experienced and accomplished directors to provide advice, insight and oversight to advance the interests of GXO and our stockholders. GXO will strive to maintain sound governance standards, to be reflected in our Code of Business Ethics, Corporate Governance Guidelines, our systematic approach to risk management and our commitment to transparent financial reporting and strong internal controls.
The following documents, as well as additional corporate governance information and materials, will be available on our website at www.gxo.com/investors:
•Amended and Restated Certificate of Incorporation
•Amended and Restated Bylaws
•Corporate Governance Guidelines
•Insider Trading Policy
•Code of Business Ethics
•Related Person Transaction Approval Policy
In addition, the following documents will be available on our website at www.gxo.com/investors:
•Charters of each of our board committees
Copies of these documents will also available in print form at no charge by sending a request to GXO Logistics, Inc., Two American Lane, Greenwich, CT 06831, Attention: Investor Relations.
The GXO website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.
Role of the Board and Board Leadership Structure
The Nominating, Corporate Governance and Sustainability Committee is expected to routinely review our governance practices and board leadership structure to ensure that it continues to serve GXO’s best interests and the best interests of our stockholders.

As of the completion of the distribution, it is expected that Brad Jacobs will serve as GXO’s Chairman. To ensure independent oversight and decision-making, GXO will also have a Lead Independent Director and a Vice Chair.
Under our Corporate Governance Guidelines to be adopted in connection with the distribution, the independent directors will designate a Lead Independent Director to, among other things, preside over meetings of the board of directors at which the Chairman is not present and at executive sessions of the independent directors, and to serve as a liaison between the Chairman and the independent directors. It is expected that Oren Shaffer will serve as the Lead Independent Director as of the completion of the distribution.
Additionally, the board of directors will appoint a Vice Chair responsible for, among other things, presiding at meetings of the board of directors where the Chairman and Lead Independent Director are not present; assisting the Chairman, when appropriate, in carrying out his or her duties; assisting the Lead Independent Director, when appropriate, in carrying out his or her duties; and such other duties, responsibilities and assistance as the board of directors or the Chairman may determine. It is expected that Marlene Colucci will serve as the Vice Chair as of the completion of the distribution.
Executive Sessions
Following the completion of the distribution, our board of directors will hold regular and special meetings throughout each calendar year. In conjunction with those meetings, executive sessions, which are meetings of the independent directors, will be regularly scheduled throughout the year. Our Lead Independent Director will preside over the executive sessions of the board.
Board, Committee and Director Evaluations
The board will annually assess the effectiveness of the full board, the operations of its committees and the contributions of director nominees. The Nominating, Corporate Governance and Sustainability Committee will oversee the evaluation of the board as a whole and its committees, as well as individual evaluations of those directors who are being considered for possible re-nomination to the board.
Director Selection Process
The Nominating, Corporate Governance and Sustainability Committee will be responsible for recommending to our board all nominees for election to the board, including nominees for re-election to the board, in each case, after consultation with the Chairman of the board. Subject to the foregoing, in considering new nominees for election to our board, the Nominating, Corporate Governance and Sustainability Committee will consider, among other things, breadth of experience, financial expertise, wisdom, integrity, an ability to make independent analytical inquiries, an understanding of our company’s business environment, knowledge and experience in such areas as technology and marketing, and other disciplines relevant to our company’s businesses, the nominee’s ownership interest in our company, and a willingness and ability to devote adequate time to board duties, all in the context of the needs of the board at that point in time and with the objective of ensuring diversity in the background, experience and viewpoints of board members. When searching for new directors, our board will endeavor to actively seek out highly qualified women and individuals from underrepresented minorities to include in the pool from which board nominees are chosen. Our board will aim to create a team of directors with diverse experiences and perspectives to provide our global company with thoughtful and engaged board oversight. The Nominating, Corporate Governance and Sustainability Committee will assess the effectiveness of its diversity efforts through periodic evaluations of the board’s composition.
The Nominating, Corporate Governance and Sustainability Committee will be able to identify potential nominees for election to our board from a variety of sources, including recommendations from current directors or management, recommendations from our stockholders or any other source the committee deems appropriate, including engaging a third-party consulting firm to assist in identifying independent director nominees.
Our board will consider nominees submitted by our stockholders, subject to the same factors that are brought to bear when it considers nominees referred by other sources. Our stockholders will be permitted to nominate candidates for election as directors by following the procedures set forth in our amended and restated bylaws, which are summarized below.
Our amended and restated bylaws will provide that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice will be required to be delivered to or mailed and received by the secretary of our company not less than 90 days, and not more than 120 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year’s annual meeting. As more specifically provided in our amended and restated bylaws, any nomination will be required to include, among other information: (i) the nominator’s name and address and the number of shares of each class of our capital stock that the nominator owns, (ii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns, (iii) the information with respect to each such proposed director nominee that would be required to be provided in a proxy statement prepared in accordance with applicable SEC rules and (iv) the consent of the proposed candidate to serve as a member of our board.
Any stockholder who wishes to nominate a potential director candidate will be required to follow the specific requirements set forth in our amended and restated bylaws, a copy of which will be available in print form at no charge by sending a request to GXO Logistics, Inc., Two American Lane, Greenwich, CT 06831, Attention: Investor Relations.
Board Risk Oversight
Our board will provide overall risk oversight, with a focus on the most significant risks facing our company. In addition, our board will be responsible for ensuring that appropriate crisis management and business continuity plans are in place. The management of risks to our business, and the execution of contingency plans, will be primarily the responsibility of our senior management team.
Our board and senior management team will regularly discuss the company’s business strategy, operations, policies, controls, prospects and current and potential risks. Our board will delegate responsibility for the oversight of specific risks special to committees as follows:
Audit Committee. The Audit Committee will oversee the policies that govern the process by which our exposure to risk is assessed and managed by management. In that role, the Audit Committee will be responsible for discussing with our management major financial risk exposures and the steps taken by management to monitor and control these exposures. The Audit Committee will also be responsible for reviewing risks arising from related party transactions involving our company and for overseeing our company-wide Code of Business Ethics and overall compliance with legal and regulatory requirements.
Compensation Committee. The Compensation Committee will monitor the risks associated with our compensation philosophy and programs to ensure that the company has a compensation structure that strikes an appropriate balance between motivating our senior executives to deliver long-term results for the company’s stockholders and simultaneously holding our senior leadership team accountable.
Nominating, Corporate Governance and Sustainability Committee. The Nominating, Corporate Governance and Sustainability Committee will oversee risks related to our governance structure and processes.
Corporate Governance Guidelines and Code of Business Ethics
Our board of directors will remain committed to sound corporate governance principles and practices. The Chairman of the board will provide support on key governance matters and stockholder engagement to the board as well as providing strategic guidance to GXO’s executive management team.
The Guidelines will serve as a framework within which our board will conduct its operations. Among other things, the Guidelines will include criteria for determining the qualifications and independence of the members of our board, requirements for the standing committees of our board, responsibilities for members of our board and an annual evaluation of the effectiveness of our board and its committees. The Nominating, Corporate Governance and

Sustainability Committee will be responsible for reviewing the Guidelines annually, or more frequently as appropriate, and recommending to our board appropriate changes in light of applicable laws and regulations, the governance standards identified by leading governance authorities and our company’s evolving needs.
Our Code of Business Ethics will apply to our directors and executive officers. This code will be designed to deter wrongdoing, to promote the honest and ethical conduct of all employees and to promote compliance with applicable governmental laws, rules and regulations, as well as to provide clear channels for reporting concerns. The Code of Business Ethics will constitute a “code of ethics” as defined in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Code of Business Ethics or waivers from any provision thereof applicable to our principal executive officer, our principal financial officer and our principal accounting officer by posting such information on our website pursuant to SEC rules.
The Guidelines and our Code of Business Ethics will be available on our website at www.gxo.com/investors. Copies of these documents will also be available in print form at no charge by sending a request to GXO Logistics, Inc., Two American Lane, Greenwich, CT 06831, Attention: Investor Relations.
Stockholder Communication with the Board
GXO’s Corporate Governance Guidelines will include procedures by which stockholders and other interested parties may communicate with our board of directors, any board committee, any individual director, including our Lead Independent Director and Vice Chair, or any group of directors (such as our independent directors) by sending written correspondence to: board of directors c/o Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, CT 06831. We will not forward communications to the board that qualify as spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.
Procedures for Approval of Related Persons Transactions
GXO will have a written Related Person Transaction Approval Policy regarding the review, approval and ratification of transactions between GXO and related persons. The policy will apply to any transaction in which GXO or a GXO subsidiary is a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. A related person will mean any director or executive officer of GXO, any nominee for director, any stockholder known to GXO to be the beneficial owner of more than 5% of any class of GXO’s voting securities, and any immediate family member of any such person.
Under this policy, reviews will be conducted by management to determine which transactions or relationships should be referred to the Audit Committee for consideration. The Audit Committee will then review the material facts and circumstances regarding a transaction and determine whether to approve, ratify, revise or reject a related person transaction, or to refer it to the full board or another committee of the board for consideration. GXO’s Related Person Transaction Approval Policy will operate in conjunction with other aspects of GXO’s compliance program, including its Business Conduct Policies, which will require that all directors, officers and employees have a duty to be free from the influence of any conflict of interest when they represent GXO in negotiations or make recommendations with respect to dealings with third parties, or otherwise carry out their duties with respect to GXO.
The board is expected to consider the following types of potential related person transactions and pre-approve them under GXO’s Related Person Transaction Approval Policy as not presenting material conflicts of interest:
•employment of GXO executive officers (except employment of a GXO executive officer that is an immediate family member of another GXO executive officer, director, or nominee for director) as long as the Compensation Committee has approved the executive officers’ compensation;
•director compensation that the board has approved;
•any transaction with another entity in which the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of the other entity’s total annual revenues, if a related person’s interest arises only from:
◦such person’s position as an employee or executive officer of the other entity; or

◦such person’s position as a director of the other entity; or
◦the ownership by such person, together with his or her immediate family members, of less than a 10% equity interest in the aggregate in the other entity (other than a partnership); or
◦both such position as a director and ownership as described above; or
◦such person’s position as a limited partner in a partnership in which the person, together with his or her immediate family members, have an interest of less than 10%;
•charitable contributions in which a related person’s only relationship is as an employee (other than an executive officer), or a director or trustee, if the aggregate amount involved does not exceed the greater of $250,000 or 2% of the charitable organization’s total annual receipts;
•transactions, such as the receipt of dividends, in which all stockholders receive proportional benefits;
•transactions involving competitive bids;
•transactions involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and
•transactions with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

EXECUTIVE COMPENSATION
As discussed elsewhere in this information statement, XPO is separating into two publicly traded companies, XPO and GXO. GXO is currently a subsidiary of XPO and is not yet an independent company, and its compensation committee has not yet been formed. Following the separation and distribution, GXO will have its own executive officers and its own compensation committee of the GXO Board (the “GXO Compensation Committee”). As of the date of this information, the following individuals are expected to serve as executive officers of GXO in the positions set forth below effective as of the separation and distribution:
•Malcolm Wilson, Chief Executive Officer
•Baris Oran, Chief Financial Officer
•Karlis Kirsis, Chief Legal Officer
•Maryclaire Hammond, Chief Human Resources Officer
This section discusses the compensation policies and practices that are expected to apply to the identified GXO executive officers after the separation and distribution. These policies and practices remain subject to the review and approval by the GXO Compensation Committee after the separation and distribution. This section also contains a description of certain GXO executive compensation arrangements that are expected to become effective upon the occurrence of separation and distribution.
Compensation Discussion & Analysis
Compensation Philosophy and Executive Compensation Program Objectives
XPO’s executive compensation philosophy is founded on the following core objectives, which we expect to be the core objectives of GXO’s compensation philosophy:
•Attract high-impact, results-oriented executives in a competitive job market who will contribute to our goal of maximizing stockholder value.
•Ensure that each executive receives total compensation that encourages his or her long-term retention through business and individual performance assessments, coupled with market benchmarking.
•Maintain executive focus on the company’s top priorities of profitable growth, innovation, operational excellence and customer satisfaction, as well as increased focus on ESG matters including employee safety and engagement.
•Set ambitious targets that incentivize our executives to drive long-term stockholder value creation without unnecessary risk.
•Align the interests of our executives with those of our stockholders by emphasizing high growth and high returns in our long-term, performance-based incentives.
•Incorporate stockholder feedback into our Compensation Committee’s decision-making process.
Executive Compensation Governance Framework
Stock Ownership Policies
We believe that executive equity ownership in the company mitigates a number of risks, including risks related to executive attrition and undue risk-taking. It is expected that GXO’s executive stock ownership guidelines will initially be consistent with XPO’s executive stock ownership guidelines and will therefore be expressed as a multiple of each GXO named executive officer’s annual base salary as follows:
•Chief Executive Officer: 6x annual base salary

•Other GXO Named Executive Officers: 3x annual base salary
Compliance with GXO’s stock ownership guidelines will be determined using the aggregate count of shares of common stock held directly or indirectly by the GXO named executive officer, plus unvested restricted stock units subject solely to time-based vesting. Stock options, whether vested or unvested, and equity-based awards subject to performance-based vesting conditions, will not be counted toward meeting stock ownership guidelines until they have settled or been exercised, as applicable.
Until the stock ownership guidelines are met, a named executive officer is required to retain 70% of the net shares (after tax withholding) received upon settlement of equity-based awards. A newly appointed executive is required to reach his or her stock ownership guideline no later than five years from the date of appointment.
Clawback Policy
XPO’s named executive officers are subject to clawback restrictions with respect to long-term and annual short-term incentive compensation as described below. The Compensation Committee of XPO’s Board of Directors (the “XPO Compensation Committee”) is focused on mitigating risk associated with XPO’s compensation program for XPO named executive officers and believes that clawback provisions are an important tool to achieve this. We expect that GXO will adopt a clawback policy with similar terms, which will be set forth in the GXO equity award agreements.
The XPO named executive officer employment agreements include a clawback provision under which the XPO named executive officer may be required, upon certain triggering events, to repay all or a portion of long-term incentive compensation that was previously paid (including proceeds from previously-exercised and vested equity-based awards) and to forfeit unvested equity-based awards during the term of the employment agreements. These clawback provisions are generally triggered if any of the following conditions apply—the XPO named executive officer:
•Has engaged in fraud or other willful misconduct that contributes materially to any significant financial restatement or material loss to XPO or any of XPO’s affiliates;
•Is terminated for cause, as defined in the employment agreement; or
•Breaches the restrictive covenants that are applicable under the employment agreement.
In addition, if an XPO named executive officer has engaged in fraud or other willful misconduct that contributes materially to any financial restatement or material loss to the company or any of its affiliates, XPO may: (i) require repayment by the XPO named executive officer of any cash bonus or annual bonus previously paid, net of any taxes paid by the XPO named executive officer on such bonus; (ii) cancel any earned but unpaid cash bonus or annual bonus; and/or (iii) adjust the XPO named executive officer’s future compensation in order to recover an appropriate amount with respect to the restated financial results or the material loss.
Process for Determining Executive Compensation
Role of the Compensation Committee
We expect that the GXO Compensation Committee will adopt a similar role to the role of the XPO Compensation Committee following the separation and distribution. The XPO Compensation Committee is responsible for approving XPO’s compensation practices and overseeing XPO’s executive compensation program in a manner consistent with XPO’s compensation philosophy. The XPO Compensation Committee is tasked with: (i) reviewing the annual and long-term performance goals for XPO Executive Officers (ii) approving awards under incentive compensation and equity-based plans; and (iii) approving all other compensation and benefits for XPO Executive Officers. The XPO Compensation Committee acts independently but works closely with the full Board of Directors of XPO and executive management in making many of its decisions. To assist it in discharging its responsibilities, the XPO Compensation Committee has retained the services of an independent compensation consultant.

Role of Management
We expect GXO management will adopt a similar role in determination of executive compensation to the role of XPO management following the separation and distribution. Executive management provides input to the XPO Compensation Committee, including with respect to the XPO Compensation Committee’s evaluation of executive compensation practices. The XPO Compensation Committee carefully and independently reviews the recommendations of management without members of management present and consults its independent advisor before making final determinations. XPO believes this process ensures that its executive compensation program effectively aligns with XPO’s compensation philosophy and stockholder interests.
Peer Group
It is expected that the initial GXO peer group will be as set forth below, subject to the review and approval of the GXO Compensation Committee after the separation and distribution. This peer group reflects a group of companies with similar or adjacent business models, and that source talent from the same labor pools as GXO. In determining the peer group, the following factors were considered: (i) whether company is publicly-traded on a major U.S. stock exchange, (ii) whether company is within a reasonable size range of GXO, (iii) whether company is operating in similar or adjacent industry to logistics, and (iv) whether company has displayed a degree of peer similarity.

Aspen Technology, Inc.	Pitney Bowes Inc.
C.H. Robinson Worldwide, Inc.	Rockwell Automation, Inc.
Cintas Corporation	Rollins, Inc.
The Descartes Systems Group, Inc.	Sanmina Corporation
Expeditors International of Washington, Inc.	Shopify Inc.
FedEx Corporation	United Parcel Service, Inc.
Iron Mountain Inc.

Executive Compensation Elements
It is expected that GXO’s executive compensation program will consist of four principal elements: (i) annual base salary, (ii) annual short-term incentive, (iii) annual long-term incentive, and (iv) employee benefits and limited executive perquisites.
Annual Base Salary
Annual base salary provides a fixed incentive that corresponds to an executive’s experience and job scope. We expect that the GXO Compensation Committee will review annual base salaries for GXO’s executive officers each year in order to ensure alignment with current market levels. The 2021 annual base salary of each identified GXO executive officer is set forth in the table below.

Executive Officer	Annual Base Salary
Malcolm Wilson, Chief Executive Officer	£468,000
Baris Oran, Chief Financial Officer	$600,000
Karlis Kirsis, Chief Legal Officer	£310,000
Maryclaire Hammond, Chief Human Resources Officer	£288,000
Annual Short-Term Incentive
Each GXO named executive officer is eligible for an annual short-term incentive payment. The table below reflects the 2021 annual short-term incentive opportunity of each identified GXO executive officer.

Executive Officer	Base Salary	Target Opportunity (as a percentage of base salary)	Target Opportunity	Maximum Bonus Opportunity
Malcolm Wilson, Chief Executive Officer	£468,000	115%	£538,200	2x target
Baris Oran, Chief Financial Officer	$600,000	100%	$600,000	2x target
Karlis Kirsis, Chief Legal Officer	£310,000	100%	£310,000	2x target
Maryclaire Hammond, Chief Human Resources Officer	£288,000	75%	£216,000	2x target
We expect that, subject to review and approval by the GXO Compensation Committee, GXO will maintain a 2021 short-term incentive program that utilizes a balanced scorecard of three weighted metrics:
•50% adjusted EBITDA;
•30% Revenue; and
•20% Free Cash Flow, as adjusted to exclude certain items.
We expect that for the 2021 performance year, each performance metric must equal or exceed 90% of target performance in order for each named executive officer to become eligible for a short term incentive award, assuming they remained employed on the payment date. We expect that 2021 short-term incentives would pay out at 50% of the target opportunity at a 90% target performance level with upward potential up to a maximum of 200% of the target opportunity for a 120% target performance level. The actual performance goals for each metric and the corresponding payout curve will be confirmed by the GXO Compensation Committee after the separation and distribution.
Long-Term Incentives
We expect that GXO will maintain a long-term incentive program designed to retain key executives and to align the interests of GXO executives with the achievement of sustainable long-term growth and performance. Subject to the review and approval of the GXO Compensation Committee after the separation and distribution, we expect that annual long-term incentive grants made in 2022 in respect of the 2021 performance year will be composed of 70% performance-based restricted stock units and 30% time-based restricted stock units for key positions, including the CEO and CFO; all other executive officer positions will have awards comprised of 50% performance-based stock units and 50% restricted stock units. We expect that, subject to the review and approval of the GXO Compensation Committee after the separation and distribution, the initial performance awards granted by GXO to executive officers in 2022 will have a four-year performance period, with awards vesting at end of the performance period based on the achievement of performance goals, using the following three performance measures:
•60% total shareholder return vs. the S&P MidCap 400 Index
•25% adjusted Cash Flow per Share
•15% ESG scorecard measures
Employee Benefits and Limited Executive Perquisites
We expect GXO to offer a variety of health and welfare programs to all eligible employees, including the GXO named executive officers. The GXO named executive officers will be eligible for the same health and welfare benefit programs that apply to, on the same basis as, the rest of our employees, including medical and dental care coverage, life insurance coverage and short and long-term disability, with the exception of our CEO who is entitled to the UK pension allowance described below since he does not participate in the GXO UK pension scheme.
We expect to limit the use of perquisites as a method of compensation and provide executive officers with only those perquisites that we believe are reasonable and consistent with our compensation goal of enabling us to attract and retain superior executives for key positions.

Going Forward GXO Compensation Arrangements
XPO or GXO has entered into, or expects to enter into, offer letters and service agreements with each of the identified GXO executive officers with respect to their GXO executive positions following the occurrence of the separation and distribution. These offer letters and service agreements will become effective, and to the extent applicable, GXO will assume such agreements, as of the separation and distribution. The material terms of these letters and agreements are described below.
In connection with the separation and distribution, it is expected that GXO will adopt an executive severance plan (described below) and the 2021 Omnibus Incentive Compensation Plan (which is described in this information statement under the heading “GXO 2021 Omnibus Incentive Compensation Plan”), each of which will be effective for GXO upon the separation and distribution. Following the separation and distribution, the GXO Compensation Committee will consider and develop GXO’s compensation programs, plans, philosophy and practices, consistent with GXO’s business needs and goals.
Offer Letter and Service Agreement with GXO Chief Executive Officer
The offer letter and service agreement with Malcolm Wilson would become effective upon, and subject to the occurrence of, the separation and distribution and provides for Mr. Wilson to serve as Chief Executive Officer of GXO and to receive an annual compensation package consisting of a base salary of £468,000, a target annual bonus award of 115% of base salary, an annual equity award consisting of 30% restricted stock units and 70% performance-based restricted stock units with a total target value of $850,000 for the 2021 performance year and a pension allowance equal to 17.79% of base salary. In addition, the offer letter and service agreement provide for an XPO equity award of 120,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the separation and distribution by March 31, 2022 and (ii) Mr. Wilson’s continuous employment with XPO (and GXO after the separation and distribution) through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the separation and distribution, as described under “The Separation and Distribution—Treatment of Equity-Based Compensation.”
Offer Letter with GXO Chief Financial Officer
The offer letter with Baris Oran will become effective upon, and subject to the occurrence of, the separation and distribution and provides for Mr. Oran to serve as Chief Financial Officer of GXO and to receive an annual compensation package consisting of a base salary of $600,000, a target annual bonus award of 100% of base salary, and an annual equity award consisting of 30% restricted stock units and 70% performance-based restricted stock units with a total target value of $800,000 for the 2021 performance year. In addition, the offer letter provides for an XPO equity award of 100,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the separation and distribution by March 31, 2022 and (ii) Mr. Oran’s continuous employment with XPO (and GXO after the separation and distribution) through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the separation and distribution, as described under “The Separation and Distribution—Treatment of Equity-Based Compensation.”
Offer Letter and Service Agreement with GXO Chief Legal Officer
The offer letter and service agreement with Karlis Kirsis would become effective upon, and subject to the occurrence of, the separation and distribution and provides for Mr. Kirsis to serve as the Chief Legal Officer of GXO effective as of the separation and distribution and to receive an annual compensation package consisting of a base salary of £310,000, a target annual bonus award of 100% of base salary, and an annual equity award consisting of 50% restricted stock units and 50% performance-based restricted stock units with a total target value of $350,000 for the 2021 performance year. In addition, the offer letter and service agreement provide for an XPO equity award of 20,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the separation and distribution by March 31, 2022 and (ii)

Mr. Kirsis’s continuous employment with XPO (and GXO after the separation and distribution) through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the separation and distribution, as described under “The Separation and Distribution—Treatment of Equity-Based Compensation.” Mr. Kirsis also entered into a UK pension top-up agreement with XPO in connection with his role with GXO following the separation and distribution, which states that XPO will provide a top-up to his pension account of 4% of base salary, subject to his individual contribution of at least 8% of base salary (which additional contribution will be grossed up to offset any additional tax impact).
Offer Letter and Service Agreement with GXO Chief Human Resources Officer
The offer letter and service agreement with Maryclaire Hammond would become effective upon, and subject to the occurrence of, the separation and distribution and provides for Ms. Hammond to serve as the Chief Human Resources Officer of GXO effective as of the separation and distribution and to receive an annual compensation package consisting of a base salary of £288,000, a target annual bonus award of 75% of base salary, and an annual equity award consisting of 50% restricted stock units and 50% performance-based restricted stock units with a total target value of $350,000 for the 2021 performance year. In addition, the offer letter and service agreement provide for an XPO equity award of 20,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the separation and distribution by March 31, 2022 and (ii) Ms. Hammond’s continuous employment with XPO (and GXO after the separation and distribution) through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the separation and distribution, as described under “The Separation and Distribution—Treatment of Equity-Based Compensation.” Ms. Hammond also entered into a UK pension top-up agreement with XPO in connection with her role with GXO following the separation and distribution, which states that XPO will provide a top-up to her pension account of 4% of base salary, subject to her individual contribution of at least 8% of base salary (which additional contribution will be grossed up to offset any additional tax impact).
GXO Severance Plan
It is expected that GXO will adopt a severance plan that will become effective upon, and subject to, the occurrence of, the separation and distribution. The eligible participants under the severance plan would include the named executive officers of GXO and its other executive officers and key members of executive management.
Pursuant to the severance plan, any GXO executive officer whose employment is terminated without “cause” at any time other than within the two years following a “change in control” (as such terms are defined in the severance plan) of GXO, would be entitled to receive (subject to the officer’s execution of a release of claims in favor of GXO and continuing compliance with the officer’s confidential information protection agreement that includes restrictive covenants relating to confidentiality, ownership of intellectual property, non-hire and non-solicitation of employees, non-solicitation of customers, non-competition and non-disparagement):
•continuation of annual base salary for 18 months (for the Chief Executive Officer) or 12 months (for other executive officers);
•a prorated target annual bonus for the year of termination (the “Prorated Bonus”); and
•up to 18 months (for the Chief Executive Officer) or 12 months (for other executive officers) of healthcare benefit coverage continuation at the active employee rate for healthcare benefit coverage or a cash payment in lieu thereof (the “Healthcare Benefit”).
Pursuant to the severance plan, any GXO executive officer whose employment is terminated without “cause” or who resigns for “good reason” on, or within the two years following, a “change in control” (as such terms are defined in the severance plan) of GXO, would be entitled to receive (subject to the officer’s execution of a release of claims in favor of GXO and continuing compliance with the officer’s confidential information protection agreement, service agreement, or other similar contractual obligations):
•a lump sum cash severance payment equal to two and one-half times (for the Chief Executive Officer) and two times (for other executive officers) the sum of (a) the officer’s annual base salary and (b) the officer’s target annual bonus;
•the Prorated Bonus; and
•the Healthcare Benefit.
The severance plan provides that, in the event that the payments and benefits to a named executive officer in connection with a change in control, whether pursuant to the severance plan or otherwise, would be subject to the golden parachute excise tax imposed under Sections 280G and 4999 of the Code, then the officer will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the officer.
Cash severance payable under the severance plan will be offset by any other severance payments to which the officer is entitled in respect of the applicable termination of employment, including pursuant to the GXO confidential information protection agreement, as applicable, which provides for payments of the GXO executive officer’s base salary for the duration of his or her post-termination non-compete period with a minimum payment of base salary for 12 months following termination if the officer is terminated without cause before January 1, 2022.
Executive Compensation Tables
As none of our executive officers were previously serving as executive officers of XPO in 2020, there are no executive compensation tables provided.

DIRECTOR COMPENSATION
The initial GXO non-employee director compensation program is designed to enable ongoing attraction and retention of highly qualified directors and to address the time, effort, expertise and accountability required of active GXO Board membership. This program is described in further detail below. Following the separation and distribution, the director compensation program will be subject to the review and approval of the GXO Board or a committee thereof.
Treatment of outstanding XPO equity-based compensation awards held by GXO non-employee directors in connection with the distribution is described under “The Separation and Distribution—Treatment of Equity-Based Compensation.”
The GXO annual non-employee director compensation program will initially be consistent of the following: (i) an annual cash retainer of $80,000, payable quarterly in arrears; and (ii) an annual grant of time-based restricted stock units with a target value of $190,000, which will generally be granted on the first business day of the calendar year (starting with calendar year 2022) and vest on the later of the first anniversary of grant or the first business day of the following calendar year, subject to continued service on the GXO Board on the vesting date. It is expected that the number of shares of GXO common stock subject to each award will be determined by dividing $190,000 by the average of the closing prices of GXO’s common stock on the ten trading days immediately preceding the grant date.
The vice chair of the Board will receive an additional annual cash retainer of $25,000, payable quarterly in arrears. The lead independent director also will receive an additional $25,000 annual cash retainer, payable quarterly in arrears. The chairperson of each of the GXO Audit Committee, the GXO Compensation Committee and the GXO Nominating, Corporate Governance and Sustainability Committee each will receive an additional cash retainer of $25,000, $20,000 and $20,000, respectively, payable quarterly in arrears.
No other fees will be paid to directors for their attendance at or participation in meetings of the GXO Board or its committees. GXO will reimburse directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

GXO 2021 OMNIBUS INCENTIVE COMPENSATION PLAN
The material terms of the GXO Logistics, Inc. 2021 Omnibus Incentive Compensation Plan (the “Plan”) are summarized below. This summary does not contain all information about the Plan. This summary is qualified in its entirety by reference to, and should be read together with the full text of the Plan.
Types of Awards
The Plan provides for the grant of options intended to qualify as incentive stock options (“ISOs”) under Section 422 of the Code, nonqualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted share awards, restricted stock units (“RSUs”), performance awards, cash incentive awards, deferred share units and other equity-based and equity-related awards, as well as cash-based awards.
Plan Administration
The Plan is administered by the Compensation Committee of the GXO Board or such other committee the GXO Board designates to administer the Plan (the “Committee”). Subject to the terms of the Plan and applicable law, the Committee has sole authority to administer the Plan, including, but not limited to, the authority to (i) designate plan participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of GXO common stock to be covered by awards, (iv) determine the terms and conditions of awards, (v) determine the vesting schedules of awards and, if certain performance criteria were required to be attained in order for an award to vest or be settled or paid, establish such performance criteria and certify whether, and to what extent, such performance criteria have been attained, (vi) interpret, administer, reconcile any inconsistency in, correct any default in and/or supply any omission in, the Plan, (vii) establish, amend, suspend or waive such rules and regulations and appoint such agents as it should deem appropriate for the proper administration of the Plan, (viii) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards, and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.
Shares Available For Awards
Subject to adjustment for changes in capitalization, there are 11,600,000 shares of GXO common stock, in the aggregate, that are currently authorized for delivery pursuant to awards granted under the Plan, 11,600,000 shares of which may be granted pursuant to ISOs. Awards that are settled in cash do not reduce the number of shares available for delivery under the Plan. If any award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of all shares subject thereto, then the number of shares subject to such award that were not issued are not treated as issued for purposes of reducing the maximum aggregate number of shares that may be delivered pursuant to the Plan.
Notwithstanding the foregoing, and for the avoidance of doubt, shares that were surrendered or tendered to us in payment of the exercise price of an award (including with respect to stock-settled SARs) or any taxes required to be withheld in respect of an award and awards based on the fair market value of a share that are settled other than by the delivery of shares (including cash settlement) do not become available again to be delivered pursuant to awards under the Plan or increase the number of shares that may be delivered pursuant to ISOs under the Plan. The maximum value of shares of GXO common stock that are available to be granted pursuant to awards to any non-employee director in the Plan in any fiscal year is $600,000 as of the date of grant.
Changes in Capitalization
In the event of any extraordinary dividend or other extraordinary distribution, recapitalization, rights offering, stock split, reverse stock split, split-up or spin-off affecting the shares of GXO common stock, the Committee shall make equitable adjustments and other substitutions to the Plan and awards under the Plan in the manner it determined to be appropriate or desirable. In the event of any reorganization, merger, consolidation, combination, repurchase or exchange of GXO common stock or other similar corporate transactions, the Committee in its discretion is permitted to make such adjustments and other substitutions to the Plan and awards under the Plan as it deems appropriate or desirable.

Substitute Awards
The Committee is permitted to grant awards in assumption of, or in substitution for, outstanding awards previously granted by GXO or any of its affiliates or a company that GXO acquired or with which GXO combined. Any shares issued by GXO through the assumption of or substitution for outstanding awards granted by a company that GXO acquired do not reduce the aggregate number of shares of GXO common stock available for awards under the Plan, except that awards issued in substitution for ISOs will reduce the number of shares of GXO common stock available for ISOs under the Plan.
Source of Shares
Any shares of GXO common stock issued under the Plan consist, in whole or in part, of authorized and unissued shares or of treasury shares.
Eligible Participants
Directors, officers, employees and consultants (including any prospective directors, officers, employees and consultants) of GXO and its affiliates are eligible to receive awards under the Plan.
Stock Options
The Committee is permitted to grant both ISOs and NSOs under the Plan. The exercise price for stock options may not be less than the fair market value (as defined in the Plan) of GXO common stock on the grant date. The Committee may not reprice any stock option granted under the Plan without the approval of GXO stockholders. All stock options granted under the Plan are NSOs unless the applicable award agreement expressly stated that the stock option was intended to be an ISO. Subject to the provisions of the Plan (including the minimum vesting period described below) and the applicable award agreement, the Committee determines, at or after the grant of a stock option, the vesting criteria, term, methods of exercise and any other terms and conditions of any stock option. Unless otherwise set forth in the applicable award agreement, each stock option expires upon the earlier of (i) the tenth anniversary of the date the stock option was granted and (ii) three months after the participant who was holding the stock option ceased to be a director, officer, employee or consultant for GXO, or one of its affiliates. The exercise price is permitted to be paid with cash (or its equivalent) or, in the sole discretion of the Committee, with previously acquired shares of GXO common stock or through delivery of irrevocable instructions to a broker to sell GXO common stock otherwise deliverable upon the exercise of the stock option (provided that there was a public market for GXO common stock at such time), or, in the sole discretion of the Committee, a combination of any of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of any such shares so tendered to us as of the date of such tender, together with any shares withheld by us in respect of taxes relating to a stock option, was at least equal to such aggregate exercise price.
Stock Appreciation Rights
The Committee is permitted to grant SARs under the Plan. The exercise price for SARs may not be less than the fair market value (as defined in the Plan) of GXO common stock on the grant date. The Committee may not reprice any SAR granted under the Plan without the approval of GXO stockholders. Upon exercise of a SAR, the holder receives cash, shares of GXO common stock, other securities, other awards, other property or a combination of any of the foregoing, as determined by the Committee, equal in value to the excess, if any, of the fair market value of a share of GXO common stock on the date of exercise of the SAR over the exercise price of the SAR. Subject to the provisions of the Plan (including the minimum vesting period described below) and the applicable award agreement, the Committee determines, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR. Unless otherwise set forth in the applicable award agreement, each SAR expires upon the earlier of (i) the tenth anniversary of the date the SAR was granted and (ii) three months after the participant who was holding the SAR ceased to be a director, officer, employee or consultant for GXO or one of its affiliates. Under certain circumstances, the GXO Committee has the ability to substitute, without the consent of the affected participant, SARs for outstanding NSOs. No SAR granted under the Plan could be exercised more than 10 years after the date of grant.

Restricted Shares and Restricted Stock Units
Subject to the provisions of the Plan, the Committee is permitted to grant restricted shares and RSUs. Restricted shares and RSUs are not permitted to be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable award agreement, except that the Committee may determine that restricted shares and RSUs are permitted to be transferred by the participant for no consideration. Restricted shares may be evidenced in such manner as the Committee determines.
An RSU is granted with respect to one share of GXO common stock or has a value equal to the fair market value of one such share. Upon the lapse of restrictions applicable to an RSU, the RSU may be paid in cash, shares of GXO common stock, other securities, other awards or other property, as determined by the Committee, or in accordance with the applicable award agreement. In connection with each grant of restricted shares, except as provided in the applicable award agreement, the holder is entitled to the rights of a stockholder (including the right to vote and receive dividends) in respect of such restricted shares. The Committee is permitted to, on such terms and conditions as it might determine, provide a participant who holds RSUs with dividend equivalents, payable in cash, shares of GXO common stock, other securities, other awards or other property.
Performance Awards
Subject to the provisions of the Plan, the Committee is permitted to grant awards under the Plan that are conditioned on the achievement of performance goals established by the Committee. In its discretion, the Committee sets performance goals that, depending on the extent to which they were met during a specified performance period, determine the number of shares of GXO common stock and/or amount of cash or other property that are paid out to the participant. The Committee, in its sole discretion, is permitted to pay earned performance awards in the form of cash, shares of GXO common stock or other property or any combination thereof that has an aggregate fair market value equal to the value of the earned performance units at the close of the applicable performance period. The determination of the Committee with respect to the form and timing of payout of performance units is set forth in the applicable award agreement. The Committee is permitted to, on such terms and conditions as it might determine, provide a participant who holds performance units with dividends or dividend equivalents, payable in cash, shares of GXO common stock, other securities, other awards or other property.
Cash Incentive Awards
Subject to the provisions of the Plan, the Committee is permitted to grant cash incentive awards to participants. In its discretion, the Committee determines the number of cash incentive awards to be awarded, the duration of the period in which, and any condition under which, the cash incentive awards vest or are forfeited, and any other terms and conditions applicable to the cash incentive awards. Subject to the provisions of the Plan, the holder of a cash incentive award may receive payment based on the number and value of the cash incentive award earned, which is determined by the Committee, in its discretion, based on the extent to which performance goals or other conditions applicable to the cash incentive award have been achieved.
Other Stock-Based Awards
Subject to the provisions of the Plan, the Committee is permitted to grant to participants other equity-based or equity-related compensation awards, including vested stock, which shall be granted pursuant to the five percent limit described below under the header “Minimum Vesting Period.” The Committee is permitted to determine the amounts and terms and conditions of any such awards.
Assumed XPO Awards
Notwithstanding any provisions in the Plan to the contrary, each XPO equity award that is assumed by GXO in the distribution shall be subject to the terms and conditions of the equity compensation plan and award agreement to which such equity award was subject immediately prior to the distribution, subject to the adjustment of such equity award by the Compensation Committee of XPO and the terms of the employee matters agreement.

Clawbacks
The Company may clawback awards provided to eligible employees to the extent required by applicable law and as otherwise determined by the Compensation Committee and set forth in an award agreement.
Minimum Vesting Period
The Plan is subject to a designated vesting period of at least one year following the date of grant, except that up to five percent of shares available for grant under the Plan may be granted without regard to this requirement. Such minimum vesting period does not apply to equity-based compensation awards issued in connection with the adjustment of outstanding XPO equity-based compensation awards upon the distribution.
Amendment and Termination
Subject to any applicable law or government regulation and to the rules of the applicable national stock exchange or quotation system on which the shares of GXO common stock may be listed or quoted, the Plan may be amended, modified or terminated by the GXO Board without the approval of GXO stockholders, except that stockholder approval is required for any amendment that (i) increases the maximum number of shares of GXO common stock available for awards under the Plan or increases the maximum number of shares of GXO common stock that could be delivered pursuant to ISOs granted under the Plan, (ii) changes the class of employees or other individuals eligible to participate in the Plan, (iii) amends or decreases the exercise price of any option or SAR, (iv) cancels or exchanges any option or SAR at a time when its exercise price exceeds the fair market value of the underlying shares, (v) allows repricing of any option or SAR without stockholder approval, or (vi) constitutes a material increase in the benefits to be provided to eligible employees within the meaning of the New York Stock Exchange rules as of the date hereof. Under these provisions, stockholder approval is not to be required for all possible amendments that might increase the cost of the Plan. No modification, amendment or termination of the Plan that materially and adversely impairs the rights of any participant is effective without the consent of the affected participant, unless otherwise provided by the Committee in the applicable award agreement.
The Committee is permitted to waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted under the Plan, the Prior Plan or the Stock Option Plan (as defined below), prospectively or retroactively. However, unless otherwise provided by the Committee in the applicable award agreement or in the Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that materially and adversely impairs the rights of any participant to any award previously granted is not effective without the consent of the affected participant.
The Committee is authorized to make adjustments in the terms and conditions of awards in the event of any unusual or nonrecurring corporate event (including the occurrence of a change of control of GXO) affecting GXO, any of its affiliates or the financial statements of GXO or any of its affiliates, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law whenever the GXO Committee, in its discretion, determined that those adjustments were appropriate or desirable, including providing for the substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for exercise prior to the occurrence of such event and, in its discretion, the GXO Committee is permitted to provide for a cash payment to the holder of an award in consideration for the cancellation of such award.
Change of Control
The Plan provides that, unless otherwise provided in an award agreement, in the event of a change of control of GXO, awards will be assumed and replaced by awards of equivalent value in connection with the change of control and such assumed awards will have so-called “double trigger” vesting provisions, such that the awards will vest in full and become immediately exercisable upon qualifying terminations of employment during the two-year period following the change of control. However, in the event that awards are not replaced with awards of equivalent value the vesting of the awards will generally accelerate immediately prior to the change of control.

Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:
▪during any period, a change in the composition of a majority of the board of directors, as constituted on the first day of such period, that was not supported by a majority of the incumbent board of directors;
▪consummation of certain mergers or consolidations of GXO with any other corporation following which GXO stockholders hold 50% or less of the combined voting power of the surviving entity;
▪the stockholders approve a plan of complete liquidation or dissolution of GXO; or
▪an acquisition by any individual, entity or group of beneficial ownership of a percentage of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors that was equal to or greater than 30%.
Although award agreements may provide for a different definition of change of control than is provided for in the Plan, except in the case of a transaction described in the third bullet above, any definition of change of control set forth in any award agreement must provide that a change of control will not occur until consummation or effectiveness of a change of control of GXO, rather than upon the announcement, commencement, stockholder approval or other potential occurrence of any event or transaction that, if completed, will result in a change of control of GXO.
Term of the Plan
Prior to the distribution, it is expected that the Plan will be approved by the GXO Board and by XPO as the sole shareowner of GXO. No award may be granted under the Plan more than ten years after the distribution.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with XPO
Following the separation and distribution, GXO and XPO will each operate separately as an independent public company. In connection with the separation, GXO will enter into a separation agreement with XPO to effect the separation and to provide a framework for GXO’s relationship with XPO after the separation and will enter into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property license agreement. These agreements will provide for the allocation between GXO and XPO of the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits and tax-related assets and liabilities) of XPO and its subsidiaries attributable to periods prior to, at and after the separation and will govern the relationship between GXO and XPO subsequent to the completion of the separation.
The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The summaries of each of these agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.
Separation Agreement
Transfer of Assets and Assumption of Liabilities
The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of GXO and XPO as part of the separation of XPO into two independent companies, and will provide for when and how these transfers and assumptions will occur. In particular, the separation agreement will provide that, among other things, subject to the terms and conditions contained therein:
•certain assets related to the GXO Businesses, which we refer to as the “GXO Assets,” will be retained by or transferred to GXO or one of its subsidiaries, including:
◦equity interests in certain GXO subsidiaries that hold assets of the GXO Businesses;
◦the GXO brands, certain other trade names and trademarks, and certain other intellectual property (including patents, know-how and trade secrets), software, information and technology allocated to GXO pursuant to the separation agreement;
◦facilities owned or leased by GXO;
◦certain contracts exclusively related to the GXO Businesses;
◦with respect to certain contracts primarily but not exclusively related to the GXO Businesses, those portions of such contracts to the extent related to the GXO Businesses;
◦other assets and rights expressly allocated to GXO pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation;
◦cash in an amount equal to $100 million (after giving effect to the cash true-up adjustments set forth in the separation agreement);
◦permits that primarily relate to the GXO Businesses; and
◦other assets that are included in GXO’s pro forma balance sheet, included in GXO’s Unaudited Pro Forma Condensed Combined Financial Information, which appear in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”;
•certain liabilities related to the GXO Businesses or the GXO Assets, which we refer to as the “GXO Liabilities,” will be retained by or transferred to GXO; and

•all of the assets (including cash and cash equivalents) and liabilities (including whether accrued, contingent or otherwise) other than the GXO Assets and the GXO Liabilities (such assets and liabilities, other than the GXO Assets and the GXO Liabilities, we refer to as the “XPO Assets” and “XPO Liabilities,” respectively) will be retained by or transferred to XPO.
It is anticipated that, on the distribution date, GXO will have approximately $100 million of cash. The separation agreement will provide for an adjustment payment to potentially be made following the distribution from GXO to XPO, or from XPO to GXO, so that GXO’s final cash balance as of the effective time of the distribution is equal to $100 million.
Except as expressly set forth in the separation agreement or any ancillary agreement, neither of GXO nor XPO will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either of GXO or XPO, or as to the legal sufficiency of any document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals are not obtained, or that any requirements of law, agreements, security interests or judgments are not complied with.
Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement will provide that in the event that the transfer of certain assets and liabilities (or a portion thereof) to GXO or XPO, as applicable, does not occur prior to the separation, then until such assets or liabilities (or a portion thereof) are able to be transferred, GXO or XPO, as applicable, will hold such assets on behalf and for the benefit of the transferee and will pay, perform and discharge such liabilities, for which the transferee will reimburse GXO or XPO, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.
The Distribution
The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, XPO will distribute to its stockholders that hold XPO common stock as of the record date for the distribution all of the issued and outstanding shares of GXO common stock on a pro rata basis. XPO will not distribute any fractional shares of GXO common stock.
Conditions to the Distribution
The separation agreement will provide that the distribution is subject to satisfaction (or waiver by XPO in its sole and absolute discretion) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” XPO will have the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent that it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.
Claims
In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.
Releases
The separation agreement will provide that GXO and its affiliates will release and discharge XPO and its affiliates from all liabilities assumed by GXO as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to the GXO Businesses, except as expressly set forth in the separation agreement. XPO and its affiliates will release and discharge GXO and its affiliates from all liabilities retained by XPO and its affiliates as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to the businesses conducted by XPO, except the GXO Businesses, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.
These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include the separation agreement and the other agreements described under “Certain Relationships and Related Party Transactions.”
Indemnification
In the separation agreement, GXO will agree to indemnify, defend and hold harmless XPO, each of XPO’s controlled affiliates and each of their respective directors, officers and employees, from and against all liabilities to the extent relating to, arising out of or resulting from:
•the GXO Liabilities;
•GXO’s failure or the failure of any other person to pay, perform or otherwise promptly discharge any of the GXO Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;
•except to the extent relating to an XPO Liability, any guarantee, indemnification or contribution obligation for the benefit of GXO by XPO that survives the distribution;
•any breach by GXO of the separation agreement or any of the ancillary agreements; and
•any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the Form 10 or in this information statement (as amended or supplemented), except for any such statements or omissions made explicitly in XPO’s name.
XPO will agree to indemnify, defend and hold harmless GXO, each of GXO’s controlled affiliates and each of their respective directors, officers and employees from and against all liabilities to the extent relating to, arising out of or resulting from:
•the XPO Liabilities;
•the failure of XPO or any other person to pay, perform or otherwise promptly discharge any of the XPO Liabilities in accordance with their respective terms whether prior to, at or after the distribution;
•except to the extent relating to a GXO Liability, any guarantee, indemnification or contribution obligation for the benefit of XPO by GXO that survives the distribution;
•any breach by XPO of the separation agreement or any of the ancillary agreements; and
•any untrue statement or alleged untrue statement or omission or alleged omission of a material fact made explicitly in XPO’s name in the Form 10 or in this information statement (as amended or supplemented).
The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters.
Indemnification with respect to taxes, and the procedures related thereto, will be governed by the tax matters agreement.
Non-Compete
The separation agreement will contain a covenant not to compete, prohibiting, subject to certain customary exceptions, (1) GXO and its subsidiaries from engaging in the XPO retained businesses and (2) XPO and its subsidiaries from engaging in the GXO Businesses, in each case for a period of two years following the distribution date.
Insurance
The separation agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to claims covered by XPO’s insurance prior to the distribution and set forth procedures for the administration of insured claims and related matters.
Further Assurances
In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, GXO and XPO will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.
Dispute Resolution
The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between GXO and XPO related to the separation or distribution and that are unable to be resolved through good faith discussions between GXO and XPO. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of the parties in dispute. If such efforts are not successful, one of the parties in dispute may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the separation agreement.
Expenses
Except as expressly set forth in the separation agreement or in any ancillary agreement, XPO will be responsible for all costs and expenses incurred in connection with the separation incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by GXO and XPO, all costs and expenses incurred in connection with the separation after the distribution will be paid by the party incurring such cost and expense.
Amendment and Termination
The separation agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole and absolute discretion of the XPO board of directors without the approval of any person, including GXO or XPO stockholders. In the event of a termination of the separation agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other parties or any other person. After the distribution date, the separation agreement may not be amended or terminated, except by an agreement in writing signed by both GXO and XPO.
Transition Services Agreement
GXO and XPO will enter into a transition services agreement in connection with the separation pursuant to which GXO and XPO and their respective affiliates will provide each other, on an interim, transitional basis, various services, such as, treasury administration, employee benefits administration, information technology services, regulatory services, general administrative services and other support services. The agreed-upon charges for such services are generally intended to allow the servicing party to charge a price comprised of out-of-pocket costs and expenses and a predetermined profit in the form of a mark-up of such out-of-pocket expenses. The party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.

The services generally will commence on the distribution date and terminate no later than twelve months following the distribution date. The receiving party may terminate any services by giving prior written notice to the provider of such services and paying any applicable wind-down charges.
Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges actually paid to such party by the other party pursuant to the transition services agreement. The transition services agreement also will provide that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.
Tax Matters Agreement
In connection with the separation, GXO and XPO will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters).
Under the tax matters agreement, XPO generally will be responsible for all U.S. federal income taxes imposed on the XPO consolidated tax return group and state and foreign income, franchise, capital gain, withholding and similar taxes imposed on a consolidated, combined or unitary tax return group (or similar tax group under non-U.S. law) that includes XPO or one of its subsidiaries with respect to taxable periods (or portions thereof) that end on or prior to the distribution date, except (i) special rules will apply with respect to certain taxes imposed in connection with the internal reorganization or the separation and distribution, and (ii) GXO will be responsible for (x) taxes resulting from any breach of certain covenants made by GXO in the tax matters agreement or other separation-related agreements and (y) certain other taxes attributable to GXO’s business. GXO generally will be responsible for all federal, state, or foreign income, franchise, capital gain, withholding or similar taxes imposed on a separate return basis on GXO (or any of its subsidiaries or any subgroup consisting solely of GXO and its subsidiaries), as applicable, with respect to taxable periods (or portions thereof) that end on or prior to the date of the relevant distribution, except (i) special rules will apply with respect to certain taxes imposed in connection with the internal reorganization or the separation and distribution and (ii) XPO will be responsible for taxes resulting from any breach of any covenant made by XPO in the tax matters agreement or other separation-related agreements.
The tax matters agreement will provide special rules that allocate tax liabilities in the event either (i) the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or (ii) any internal separation transaction that is intended to qualify as a transaction that is generally tax-free fails to so qualify. Under the tax matters agreement, each party will be responsible for any taxes and related amounts imposed on XPO or GXO as a result of the failure to so qualify, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant covenants made by that party in the tax matters agreement. Further, under the tax matters agreement, each of XPO and GXO would be responsible for a specified portion of any taxes (and any related costs and other damages) arising as a result of the failure of the distribution and certain related transactions to qualify as a transaction that is generally tax-free (including as a result of Section 355(e) of the Code) or a failure of any internal separation transaction that is intended to qualify as a transaction that is generally tax-free to so qualify, in each case, to the extent such amounts did not result from a disqualifying action by, or acquisition of equity securities of, XPO or GXO.
In addition, the tax matters agreement will impose certain restrictions on GXO and its subsidiaries during the two-year period following the distribution that will be intended to prevent the distribution, together with certain related transactions, from failing to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Specifically, during such period, except in specific circumstances, GXO and its subsidiaries will be prohibited from: (i) ceasing to conduct certain businesses; (ii) entering into certain transactions or series of transactions pursuant to which all or a portion of the shares of GXO common stock would be acquired or all or a portion of certain assets of GXO and its subsidiaries would be acquired; (iii) liquidating, merging or consolidating with any other person; (iv) issuing equity securities beyond certain thresholds; (v) repurchasing GXO stock other than in certain open-market transactions or (vi) taking or failing to take any other action that would cause the distribution, together with certain related transactions, to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Further, the tax matters agreement will impose similar restrictions on us and our subsidiaries during the two-year period following the distribution that are intended to prevent certain transactions undertaken as part of the internal reorganization from failing to qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or for applicable non-U.S. income tax purposes.
Employee Matters Agreement
GXO and XPO will enter into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.
The employee matters agreement will provide that, unless otherwise specified, each party will be responsible for liabilities associated with current employees of such party and its subsidiaries and former employees of such party’s business for purposes of post-separation compensation and benefit matters. The employee matters agreement will also provide, subject to customary exceptions, that neither XPO nor GXO nor their respective subsidiaries will solicit for employment or hire any individual who is a salaried employee of the other party or its subsidiaries for a period of two years following the distribution date.
The employee matters agreement will also govern the terms of equity-based awards granted by XPO prior to the separation. See “The Separation and Distribution—Treatment of Equity-Based Compensation.”
Intellectual Property License Agreement
GXO and XPO will enter into an intellectual property license agreement in connection with the separation to facilitate and provide for an orderly transition in connection with the transaction. Under the intellectual property license agreement, each of GXO and XPO will be the owner of a copy of the XPO Smart Software for use in its business. The intellectual property license agreement will also provide GXO a non-exclusive license to certain XPO software platforms for use in the operation of the GXO Businesses, and XPO will retain a non-exclusive license to certain GXO software platforms for use in the operation of XPO’s retained businesses. Further, the intellectual property license agreement will also provide the parties with reciprocal, non-exclusive licenses under certain intellectual property rights transferred to GXO and certain intellectual property rights retained by XPO in order to provide the parties freedom to operate their respective businesses.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of material U.S. federal income tax consequences of the distribution to “U.S. holders” (as defined below) of XPO common stock. This discussion is based on the Code, Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, in each case as in effect and available as of the date of this information statement and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this document. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.
This discussion applies only to U.S. holders (as defined below) of shares of XPO common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the separation and the distribution, together with certain related transactions, were or will be consummated in accordance with the separation agreement and the other agreements related to the separation and as described in this information statement. Holders of XPO common stock that are not U.S. holders should consult their own tax advisors as to the tax consequences of the distribution.
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of XPO common stock in light of their particular circumstances nor does it address tax consequences applicable to holders that are or may be subject to special treatment under the U.S. federal income tax laws (such as, for example, insurance companies, tax‑exempt organizations, financial institutions, mutual funds, certain former U.S. citizens or long‑term residents of the United States, broker‑dealers, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes), or other pass‑through entities or owners thereof, traders in securities who elect a mark‑to‑market method of accounting, holders who hold their XPO common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” holders who acquired XPO common stock upon the exercise of employee stock options or otherwise as compensation, or U.S. holders whose functional currency is not the U.S. dollar). This discussion also does not address any tax consequences arising under the alternative minimum tax, the Medicare tax on net investment income or the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, no information is provided with respect to any tax consequences under state, local, or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. This discussion does not address the tax consequences to any person who actually or constructively owns 5% or more of XPO common stock.
If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds XPO common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of XPO common stock that are partnerships and partners in such partnerships should consult their own tax advisors as to the tax consequences of the distribution.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of XPO common stock that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. AND OTHER TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED HEREIN.
It is a condition to the distribution that XPO receives an opinion of its outside counsel, satisfactory to the XPO board of directors, regarding the qualification of the distribution, together with certain related transactions, as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Code. The opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of GXO and XPO (including those relating to the past and future conduct of GXO and XPO). If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if GXO or XPO breaches any of its respective representations or covenants contained in the separation agreement and certain other separation-related agreements and documents or in any documents relating to the opinion of counsel, such opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt by XPO of the opinion of counsel, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the facts, representations, assumptions, statements or undertakings upon which the opinion of counsel was based is false or has been violated, or that the distribution and/or certain related transactions should be taxable for other reasons, including as a result of certain transactions occurring after the distribution. In addition, an opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by XPO of the opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, XPO, GXO and XPO stockholders could be subject to significant U.S. federal income tax liability or tax indemnification obligations. Please refer to “—Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable” below.
Material U.S. Federal Income Tax Consequences if the Distribution, Together with Certain Related Transactions, Qualifies as a Transaction That is Generally Tax-Free under Sections 355 and 368(a)(1)(D) of the Code.
If the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution generally are as follows:
•no gain or loss will be recognized by (and no amount will be includible in the income of) XPO as a result of the distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the separation and distribution (including with respect to any portion of the borrowing proceeds transferred to XPO from GXO that is not used for qualifying purposes) with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by XPO under Treasury Regulations relating to consolidated U.S. federal income tax returns;
•no gain or loss will be recognized by (and no amount will be includible in the income of) U.S. holders of XPO common stock upon the receipt of GXO common stock in the distribution;
•the aggregate tax basis in the XPO common stock and the GXO common stock received in the distribution in the hands of each U.S. holder of XPO common stock immediately after the distribution will equal the aggregate basis of XPO common stock held by such U.S. holder immediately before the distribution, allocated between the XPO common stock and the GXO common stock in proportion to the relative fair market value of each on the date of the distribution; and
•the holding period of GXO common stock received by each U.S. holder of XPO common stock in the distribution will generally include the holding period at the time of the distribution for the XPO common stock with respect to which the distribution is made.
If a U.S. holder of XPO common stock holds different blocks of XPO common stock (generally shares of XPO common stock acquired on different dates or at different prices), such holder should consult its own tax advisor regarding the determination of the basis and holding period of shares of GXO common stock received in the distribution in respect of particular blocks of XPO common stock.
Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable.
As discussed above, notwithstanding receipt by XPO of an opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, some or all of the consequences described above would not apply, and XPO, GXO and XPO stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of XPO or GXO could cause the distribution and certain related transactions not to qualify for tax-free treatment for U.S. federal income tax purposes.
If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, XPO would recognize taxable gain as if it had sold the GXO common stock in a taxable sale for its fair market value (unless XPO and GXO jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the XPO group would recognize taxable gain as if GXO had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the GXO common stock and the assumption of all GXO’s liabilities and (ii) GXO would obtain a related step up in the basis of its assets), and XPO stockholders who receive shares of GXO common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.
Even if the distribution, together with certain related transactions, were otherwise to qualify as a tax-free transaction under Sections 355(a) and 368(a)(1)(D) of the Code, the distribution may result in taxable gain to XPO (but not its shareholders) under Section 355(e) of the Code if the distribution, together with certain related transactions, were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in XPO or GXO. For this purpose, any acquisitions of XPO or GXO shares within the period beginning two years before, and ending two years after, the distribution are presumed to be part of such a plan, although XPO or GXO may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable Treasury Regulations).
In connection with the distribution, GXO and XPO will enter into a tax matters agreement that, among other things, will allocate between GXO and XPO the responsibility for tax liabilities incurred by them as a result of the failure of the distribution, together with certain related transactions, to qualify for tax-free treatment. For a discussion of the tax matters agreement, see “Certain Relationships and Related Person Transactions—Tax Matters Agreement.”
THE FOREGOING IS INTENDED ONLY AS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES THAT MAY BE IMPORTANT TO PARTICULAR HOLDERS. ALL HOLDERS OF XPO COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON‑U.S. AND OTHER TAX LAWS.

DESCRIPTION OF MATERIAL INDEBTEDNESS
The material agreements described below are filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The summaries set forth below of each such agreement are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.
Notes
In July 2021, GXO Logistics, Inc. issued $800 million in aggregate principal amount of notes, consisting of $400 million in aggregate principal amount of notes due 2026 (the “2026 notes”) and $400 million in aggregate principal amount of notes due 2031 (the “2031 notes”, and together with the 2026 notes, the “notes”). The notes were issued pursuant to an indenture dated as of July 2, 2021 (the “Base Indenture”) as supplemented by the First Supplemental Indenture dated as of July 2, 2021 (the “Supplemental Indenture”, and the Base Indenture as amended or supplemented by the Supplemental Indenture, the “Indenture”), in each case between GXO Logistics, Inc. and Wells Fargo Bank, National Association, as trustee (the “Trustee”).
The notes were offered in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. The offering of the notes has not been registered under the Securities Act or any state securities laws and the notes may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration requirements or in a transaction not subject to the registration requirements of the Securities Act or any state securities laws.
The 2026 notes will accrue interest at a rate of 1.65% per year, payable semi-annually in cash in arrears on January 15 and July 15 of each year, beginning on January 15, 2022. The 2026 notes will mature on July 15, 2026, unless earlier repurchased or redeemed, if applicable. The 2031 notes will accrue interest at a rate of 2.65% per year, payable semi-annually in cash in arrears on January 15 and July 15 of each year, beginning on January 15, 2022. The 2031 notes will mature on July 15, 2031, unless earlier repurchased or redeemed, if applicable.
GXO Logistics, Inc. may redeem some or all of the notes of each series at the applicable redemption price, as described in the Supplemental Indenture.
The Indenture contains customary events of default with respect to the notes, including failure to make required payments, failure to comply with certain agreements or covenants and certain events of bankruptcy and insolvency.
The net proceeds from the notes were placed in an escrow account to be released, subject to the satisfaction of certain terms and conditions, prior to the distribution. GXO Logistics, Inc. expects to use the net proceeds from the offering of the notes (i) to transfer all or a portion of the net proceeds of the notes and other cash and cash equivalents to XPO Logistics, Inc., which XPO Logistics, Inc. intends to use to repay existing indebtedness, (ii) to provide working capital to GXO and/or (iii) to pay fees, costs and expenses incurred in connection with the separation, distribution, such financing transactions and related transactions.
In connection with the issuance of the notes, GXO Logistics, Inc. entered into a registration rights agreement, pursuant to which GXO Logistics, Inc. agreed, for the benefit of the holders of the notes, to use commercially reasonable efforts to (i) file a registration statement on an appropriate registration form with respect to a registered offer to exchange each series of notes for new notes with terms substantially identical in all material respects to such series of notes (except that the exchange notes will not contain terms with respect to transfer restrictions or any increase in annual interest rate) and (ii) cause the registration statement to be declared effective under the Securities Act within 360 days of the issue date of the notes.
The foregoing description and the other information in this information statement regarding the notes is included in this information statement solely for informational purposes. Nothing in this information statement should be construed as an offer to sell, or the solicitation of an offer to buy, any such notes.

Revolving Credit Facility
In June 2021, GXO Logistics, Inc. entered a Revolving Credit Agreement with the lenders and other parties from time to time party thereto and Citibank, N.A., as administrative agent and an issuing lender (the “Revolving Credit Agreement”).
The Revolving Credit Agreement is a five-year unsecured, multicurrency revolving facility. Initially, the aggregate commitment of all lenders under the Revolving Credit Agreement will be equal to $800 million, of which $60 million will be available for the issuance of letters of credit. The initial availability of revolving loans and letters of credit under the Revolving Credit Agreement is subject to the satisfaction (or waiver) of certain conditions set forth therein, including the consummation of the distribution (such date of initial availability, the “Closing Date”).
On and following the Closing Date, GXO Logistics, Inc. may, subject to certain conditions set forth in the Revolving Credit Agreement, borrow, repay and reborrow revolving loans at any time prior to the fifth anniversary of the Closing Date. Revolving loans and letters of credit initially will be available, at the option of GXO Logistics, Inc., in U.S. dollars, Canadian dollars or Euros.
Loans under the Revolving Credit Agreement will bear interest at a fluctuating rate per annum equal to (i) with respect to borrowings in Dollars, at GXO Logistics, Inc.’s option the alternate base rate or the reserve adjusted LIBOR rate, (ii) with respect to borrowings in Canadian Dollars, the reserve adjusted CDOR rate and (iii) with respect to borrowings in Euros, the reserve adjusted EURIBOR rate, in each case, plus an applicable margin calculated based on GXO Logistics, Inc.’s credit ratings.
The Revolving Credit Agreement contains representations and warranties, affirmative and negative covenants and events of default customary for unsecured financings of this type, including negative covenants that, among other things, after the distribution, limit the ability of GXO Logistics, Inc. and its subsidiaries to incur liens, limit the ability of GXO Logistics, Inc. to make certain fundamental changes and limit the ability of certain of its subsidiaries to incur indebtedness, in each case subject to a number of important exceptions and qualifications. In addition, the Revolving Credit Agreement requires, after the distribution, GXO Logistics, Inc. to maintain a maximum consolidated leverage ratio.
Finance Leases
As of March 31, 2021, pro forma for the separation and distribution, GXO Logistics, Inc. and its subsidiaries had finance lease liabilities of $163 million.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Before the separation and distribution, all of the outstanding shares of GXO common stock will be owned beneficially and of record by XPO. Following the separation and distribution, GXO expects to have outstanding an aggregate of approximately 114,602,061 shares of common stock based upon approximately 114,602,061 shares of XPO common stock issued and outstanding on July 9, 2021, excluding treasury shares, assuming no exercise of XPO options and applying the distribution ratio.
Stock Ownership of Certain Beneficial Owners
The following table shows all holders known to GXO that are expected to be beneficial owners of more than 5% of the outstanding shares of GXO common stock immediately following the completion of the distribution, based on information available as of July 9, 2021 and based upon the assumption that, for every share of XPO common stock held by such persons, they will receive one share of GXO common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Jacobs Private Equity, LLC	15,133,201	(1)	13.2%
Orbis Investment Management Limited(2) Orbis House, 25 Front Street Hamilton Bermuda HM11	13,980,053		12.2%
BlackRock, Inc.(3) 55 East 52nd Street New York, NY 10055	8,327,934		7.3%
The Vanguard Group(4) 100 Vanguard Blvd. Malvern, PA 19355	8,095,381		7.1%
(1)Brad Jacobs has indirect beneficial ownership of the shares of XPO common stock beneficially owned by Jacobs Private Equity, LLC (“JPE”), as a result of being its managing member. In addition, Mr. Jacobs directly owns 387,416 shares of XPO common stock following the vesting of equity incentive awards and exercise of stock options. See footnote (1) in the table below.
(2)Based on Amendment No. 8 to the Schedule 13G filed on January 11, 2021 by Orbis Investment Management Limited (“OIML”), Orbis Investment Management (U.S.), L.P. (“OIMUS”) and Allan Gray Australia Pty Ltd (“AGAPL”), which reported that, as of December 31, 2020, OIML beneficially owned 13,853,375 shares of XPO common stock, OIMUS beneficially owned 119,113 shares of XPO common stock, and AGAPL beneficially owned 7,565 shares of XPO common stock. The group has sole voting and sole dispositive power over such shares of XPO common stock.
(3)Based on Amendment No. 2 to the Schedule 13G filed on February 1, 2021 by BlackRock, Inc., which reported that, as of December 31, 2020, BlackRock, Inc. beneficially owned 8,327,934 shares of our common stock, with sole voting power over 7,764,109 shares of XPO common stock and sole dispositive power over 8,327,934 shares of XPO common stock.
(4)Based on Amendment No. 6 to the Schedule 13G filed on February 10, 2021 by The Vanguard Group, which reported that, as of December 31, 2020, The Vanguard Group beneficially owned 8,095,381 shares of XPO common stock with shared voting power over 83,351 shares of XPO common stock, sole dispositive power over 7,889,423 shares of XPO common stock and shared dispositive power over 205,958 shares of XPO common stock.
Stock Ownership of Directors and Executive Officers
The following table shows the ownership or GXO common stock, deferred share units and deferred restricted share units expected to be beneficially owned by our directors, named executive officers, and our directors and current executive officers as a group immediately following the completion of the distribution, based on information available as of July 9, 2021 and based on the assumption that, for every share of XPO common stock held by such persons, they will receive one share of GXO common stock.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
Directors:
Brad Jacobs	15,520,617(1)	13.5%
Oren Shaffer	31,136(2)	*
Marlene Colucci	2,637(3)	*
Gena Ashe	0(4)	*
Clare Chatfield	0	*
Joli Gross	539	*

NEOs:
Malcolm Wilson+	15,844(5)	*
Baris Oran	0(6)	*
Karlis Kirsis	20,922(7)	*
Maryclaire Hammond	5,282(8)	*
Current Directors & Officer As a Group	15,596,977	13.6%
*       Less than 1%
+       Director and Executive Officer
(1)Mr. Jacobs has indirect beneficial ownership of the shares of XPO common stock (15,133,201) beneficially owned by JPE as a result of being its managing member. Also includes 387,416 shares of XPO common stock held directly by Mr. Jacobs following the vesting of equity incentive awards and exercise of stock options.
(2)Excludes 29,044 vested deferred and unvested RSUs that will be converted to GXO RSUs on August 2, 2021.
(3)Excludes 3,996 vested deferred and unvested RSUs that will be converted to GXO RSUs on August 2, 2021.
(4)Excludes 16,002 vested deferred and unvested RSUs that will be converted to GXO RSUs on August 2, 2021.
(5)Excludes 53,862 unvested RSUs that will be converted to GXO RSUs on August 2, 2021.
(6)Excludes 100,000 unvested stock options that will be converted to GXO stock options on August 2, 2021.
(7)Excludes 13,683 unvested RSUs that will be converted to GXO RSUs on August 2, 2021.
(8)Excludes 9,114 unvested RSUs that will be converted to GXO RSUs on August 2, 2021.

DESCRIPTION OF CAPITAL STOCK
GXO’s certificate of incorporation and bylaws will be amended and restated prior to the distribution. The following briefly summarizes the material terms of our capital stock that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws. These summaries do not describe every aspect of these securities and documents and are subject to all the provisions of our amended and restated certificate of incorporation or amended and restated bylaws that will be in effect at the time of the distribution, and are qualified in their entirety by reference to these documents, which you should read (along with the applicable provisions of Delaware law) for complete information on our capital stock as of the time of the distribution. The amended and restated certificate of incorporation and amended and restated bylaws, each in a form expected to be in effect at the time of the distribution, will be included as exhibits to GXO’s registration statement on Form 10, of which this information statement forms a part. We will include our amended and restated certificate of incorporation and amended and restated bylaws, as in effect at the time of the distribution, in a Current Report on Form 8-K filed with the SEC. The following also summarizes certain relevant provisions of the DGCL. Since the terms of the DGCL are more detailed than the general information provided below, you should read the actual provisions of the DGCL for complete information.
General
GXO’s authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.
Immediately following the distribution, we expect that approximately 114,602,061 shares of our common stock will be issued and outstanding, based on approximately 114,602,061 shares of XPO common stock issued and outstanding on July 9, 2021, and that no shares of our preferred stock will be issued and outstanding.
GXO’s common stock is expected to be listed on the NYSE under the symbol “GXO.”
Common Stock
Immediately following the distribution, we expect that approximately 114,602,061 shares of our common stock will be issued and outstanding, all of which will be fully paid and non-assessable.
Common stockholders will be entitled to one vote for each share held on all matters submitted to a vote of stockholders. Except as otherwise required by law and except for director elections (see below), whenever any corporate action is to be taken, such action will be authorized by a majority of the votes cast at a meeting of stockholders by the stockholders entitled to vote thereon.
Common stockholders will be entitled to share equally in the dividends, if any, that may be declared by GXO’s board of directors out of funds that are legally available to pay dividends, but only after payment of any dividends required to be paid on outstanding preferred stock, if any. Upon any voluntary or involuntary liquidation, dissolution or winding up of GXO, the common stockholders will be entitled to share ratably in all assets of GXO remaining after we pay all of our debts and other liabilities and any amounts we may owe to the holders of our preferred stock, if any.
Common stockholders will not have any preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of common stockholders will be subject to the rights of the stockholders of any series of preferred stock that we will or may designate and issue.
Delaware law and our amended and restated bylaws will permit us to issue uncertificated shares of common stock.
Preferred Stock
Pursuant to Delaware law and our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series, and to fix the rights, preferences and privileges (including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences) of each series, which may be greater than the rights of the common stock.
Immediately following the distribution, we expect no shares of our preferred stock to be issued and outstanding.
Corporate Governance
We will institute strong corporate governance practices, as described below and elsewhere in this information statement. Responsible and appropriate corporate governance will ensure that our management always keeps stockholder interests in mind when crafting value-creating strategies at all levels of the organization.
Single Class Capital Structure. We will have a single class share capital structure with all stockholders entitled to vote for director nominees and each holder of common stock entitled to one vote per share.
Director Elections. The election of directors in an uncontested election will require the affirmative vote of a majority of the votes cast (the number of shares voted “for” a director’s election exceeds fifty percent (50%) of the number of votes cast with respect to that director’s election) by holders of shares of our common stock at the meeting at which a quorum is present. If any incumbent director standing for re-election receives a greater number of votes “against” his or her election than votes “for” such election, our amended and restated bylaws will require that such person promptly tender his or her resignation to our board of directors. Once an election is determined to be a contested election, directors will be elected by a plurality of the votes cast at the meeting at which a quorum is present.
Classified Board. As discussed further below, upon completion of the separation, we will have a classified board until 2025.
Majority Vote for Mergers and Other Business Combinations. Mergers and other business combinations involving GXO will generally be required to be approved by a majority of our outstanding shares of common stock where such stockholder approval is required.
Other Expected Corporate Governance Features. Governance features related to our board of directors are set forth in the section of this information statement captioned “Directors.” In addition to the foregoing, it is expected that we will implement stock ownership guidelines for directors and senior executive officers, annual board performance evaluations, clawback and anti-hedging policies, prohibitions on option repricing in equity plans without stockholder approval, risk oversight procedures and other practices and protocols.
Anti-Takeover Effects of Various Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation, and our Amended and Restated Bylaws
Provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could make it more difficult to acquire GXO by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of GXO to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure GXO outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute. Section 203 of the DGCL, an anti-takeover statute, generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” generally is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock. A corporation may “opt out” of Section 203 of the DGCL in its certificate of incorporation. GXO will not “opt out” of, and will thus be subject to, Section 203 of the DGCL.
Classified Board. Upon completion of the separation, our board of directors will initially be divided into three classes, with Class I composed of [     ] directors, Class II composed of [     ] directors and Class III composed of [     ] directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect to hold in 2022. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2023, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2024. At the first annual meetings of stockholders following the distribution, the successors of Class I directors will be elected to serve for a term of three years each. Commencing with the second annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter each director will serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. Consequently, by 2025, all of our directors will stand for election each year for one year terms, and our board will therefore no longer be divided into three classes. Before our board of directors is declassified, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, while the classified board is in effect, these provisions could discourage a third-party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our company.
Size of Board and Vacancies. Our amended and restated certificate of incorporation and bylaws will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Our bylaws will also provide that the size of the board of directors will be not less than one nor more than twelve members. Any vacancies created in the board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our board of directors will be appointed for a term expiring at the next annual meeting of stockholders, and until his or her successor has been elected and qualified.
Director Removal. Our amended and restated certificate of incorporation and/or bylaws will provide that (i) prior to the board being fully declassified, as discussed above, stockholders will be permitted to remove a director only for cause; and (ii) after the board has been fully declassified, stockholders may remove the Company’s directors with or without cause. Removal will require the affirmative vote of at least a majority of the Company’s voting stock.
Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will expressly eliminate the right of our stockholders to act by written consent effective as of the distribution. Stockholder action must take place at the annual or at a special meeting of GXO stockholders.
Special Stockholder Meetings. Our amended and restated certificate of incorporation will provide that the Chairman of the board of directors or the board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of our stockholders. Stockholders may not call special meetings of stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated certificate of incorporation will mandate that stockholder nominations for the election of directors be given in accordance with the bylaws. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as other requirements for stockholders making the proposals or nominations. Additionally, the bylaws will require that candidates for election as director disclose their qualifications and make certain representations.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
Undesignated Preferred Stock. Our amended and restated certificate of incorporation will authorize 10,000,000 shares of undesignated preferred stock. As a result, our board of directors will be permitted, without the approval of holders of our common stock, to issue shares of our preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire GXO. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of GXO.
Limitation of Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of GXO, or for serving at our request as a director or officer or in another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that we must indemnify and advance expenses to our directors and officers, subject to our receipt of an undertaking from the indemnitee as may be required under the DGCL. We will also be expressly authorized to, and intend to, carry directors’ and officers’ insurance to protect GXO and our directors, officers, employees and agents from certain liabilities.
The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. We may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Authorized but Unissued Shares of Common Stock
Authorized but unissued shares of our common stock and preferred stock will be available for future issuance without approval by the holders of our common stock. We will be permitted to use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, employee benefit plans and as consideration for or to finance future acquisitions, investments or other purposes. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control of GXO by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Forum
Our amended and restated certificate of incorporation will provide that unless our board of directors otherwise determines, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of GXO, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of GXO to GXO or to GXO stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against GXO or any current or former director or officer of GXO arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, any action asserting a claim relating to or involving GXO governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty of liability created by the Exchange Act or the rules and regulations thereunder, and as a result, the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision described above. Our stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.
Listing
We expect to list our shares of common stock on the NYSE under the symbol “GXO.”
Sale of Unregistered Securities
On February 16, 2021, GXO issued 100 shares of its common stock to XPO for total consideration of $10. Pursuant to Section 4(a)(2) of the Securities Act, we did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.
Transfer Agent and Registrar
After the distribution, the transfer agent and registrar for our common stock will be Computershare.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to GXO and GXO common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the internet website maintained by the SEC at www.sec.gov. Information contained on or connected to any website referenced in this information statement is not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.
As a result of the distribution, GXO will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.
We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.
You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
XPO Logistics, Inc.:
Opinion on the Combined Financial Statements
We have audited the accompanying combined balance sheets of GXO Logistics, Inc. (the Company) as of December 31, 2020 and 2019, the related combined statements of operations, comprehensive income (loss), cash flow, and changes in equity for each of the years in the three‑year period ended December 31, 2020, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 7 to the combined financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standard Update (ASU) No. 2016-02, Leases and its related amendments (Topic 842).
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of the carrying value of goodwill
As discussed in Notes 2 and 8 to the combined financial statements of the Company, the goodwill balance as of December 31, 2020 was $2,063 million. The Company performs goodwill impairment testing annually, or more frequently if events or circumstances indicate the carrying value of a reporting unit that includes goodwill might exceed the fair value of that reporting unit. In assessing the carrying value of goodwill, the Company uses a third-party specialist, who uses a combination of an income approach and a market approach to estimate fair value. The income approach is based on the present value of estimated future cash flows, discounted at a risk-adjusted rate to estimate the fair value of the Company’s reporting units. The market approach is based on comparable market multiples for companies engaged in similar business, as well as recent transactions within the industry.
We identified the assessment of the carrying value of goodwill for each of the Company’s two reporting units as a critical audit matter. Assessment of certain assumptions used to estimate fair value under the income approach, including the fair value model, long-term future growth rates, and the risk-adjusted discount rate, had estimation uncertainty which resulted in subjective auditor judgment and required specialized skills and knowledge. Additionally, assessment of the guideline public companies and transactions within the industry used to estimate fair value under the market approach required significant auditor judgment. Changes to these assumptions may have a significant effect on the Company’s assessment of the carrying value of the goodwill.
The following are the primary procedures performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s goodwill impairment assessment process. This included controls related to the determination of the fair value of the reporting units, including the Company’s estimate of long-term future growth rates, the assumptions used to develop the risk-adjusted discount rates, and the determination of the guideline public companies and transactions within the industry. We performed sensitivity analyses over the fair value model for long-term future growth rates to assess their impact on the Company’s determination of the fair value of each reporting unit. We compared the Company’s historical growth rate forecast to actual results to assess the Company’s ability to accurately forecast. We involved valuation professionals with specialized skill and knowledge, who assisted in:
•comparing the valuation methodologies used by the Company to valuation standards
•comparing the Company’s risk-adjusted discount rates to risk-adjusted discount rate ranges that were independently developed using publicly available third-party market data for comparable entities
•comparing the long-term growth rates to industry data, economic growth data, and long-term growth rates used by the Company in prior years’ valuation analyses
•evaluating the guideline public companies and transactions used by the Company by reading the business descriptions, examining financial metrics of the comparable public companies and transactions within the industry, and considering market participant guidance and perspective.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.
Stamford, Connecticut

March 19, 2021

GXO Logistics, Inc.
Combined Balance Sheets

	December 31,
(In millions)	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$328	$200
Accounts receivable, net of allowances of $18 and $20, respectively	1,224	1,069
Other current assets	284	219
Total current assets	1,836	1,488
Long-term assets
Property and equipment, net of $922 and $685 in accumulated depreciation, respectively	770	742
Operating lease assets	1,434	1,458
Goodwill	2,063	1,984
Identifiable intangible assets, net of $373 and $302 in accumulated amortization, respectively	299	343
Other long-term assets	146	136
Total long-term assets	4,712	4,663
Total assets	$6,548	$6,151
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$415	$413
Accrued expenses	784	609
Short-term borrowings and current finance lease liabilities	58	31
Short-term operating lease liabilities	332	336
Other current liabilities	149	94
Total current liabilities	1,738	1,483
Long-term liabilities
Long-term debt and finance lease liabilities	615	642
Deferred tax liability	54	85
Long-term operating lease liabilities	1,099	1,124
Other long-term liabilities	94	120
Total long-term liabilities	1,862	1,971
Equity
XPO investment	2,765	2,633
Accumulated other comprehensive income (loss)	58	(66)
Total equity before noncontrolling interests	2,823	2,567
Noncontrolling interests	125	130
Total equity	2,948	2,697
Total liabilities and equity	$6,548	$6,151
See accompanying notes to combined financial statements.

GXO Logistics, Inc.
Combined Statements of Operations

	Years Ended December 31,
(In millions)	2020	2019	2018
Revenue	$6,195	$6,094	$6,065
Direct operating expense	5,169	5,112	5,117
Sales, general and administrative expense	611	514	528
Depreciation and amortization expense	323	302	261
Transaction and integration costs	47	1	9
Restructuring costs	29	15	7
Operating income	16	150	143
Other income	(2)	(1)	(13)
Interest expense	24	33	30
Income (loss) before income taxes	(6)	118	126
Income tax provision	16	37	36
Net income (loss)	(22)	81	90
Net income attributable to noncontrolling interests	(9)	(21)	(20)
Net income (loss) attributable to GXO	$(31)	$60	$70
See accompanying notes to combined financial statements.

GXO Logistics, Inc.
Combined Statements of Comprehensive Income (Loss)

	Years Ended December 31,
(In millions)	2020	2019	2018
Net income (loss)	$(22)	$81	$90

Other comprehensive income (loss), net of tax
Foreign currency translation gain (loss), net of tax effect of $(3), $3 and $(1)	$129	$(13)	$(89)
Unrealized gain (loss) on financial assets/liabilities designated as hedging instruments, net of tax effect of $—, $— and $3	2	—	(7)
Defined benefit plans adjustment, net of tax effect of $—, $— and $—	1	1	(1)
Other comprehensive income (loss)	132	(12)	(97)
Comprehensive income (loss)	$110	$69	$(7)
Less: Comprehensive income attributable to noncontrolling interests	17	23	3
Comprehensive income (loss) attributable to GXO	$93	$46	$(10)
See accompanying notes to combined financial statements.

GXO Logistics, Inc.
Combined Statements of Cash Flow

	Years Ended December 31,
(In millions)	2020	2019	2018
Operating activities
Net income (loss)	$(22)	$81	$90
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation, amortization and net lease activity	323	302	261
Other	(2)	38	20
Changes in assets and liabilities
Accounts receivable	(122)	(173)	39
Other assets	4	51	(64)
Accounts payable	(13)	(41)	(39)
Accrued expenses and other liabilities	165	(113)	28
Net cash provided by operating activities	333	145	335
Investing activities
Payment for purchases of property and equipment	(222)	(222)	(270)
Proceeds from sale of property and equipment	12	15	30
Cash collected on deferred purchase price receivable	—	112	—
Purchase and sale of affiliate trade receivables, net	(40)	(52)	—
Other	(30)	—	—
Net cash used in investing activities	(280)	(147)	(240)
Financing activities
Proceeds from borrowings related to current trade securitization program	24	—	—
Repayment of debt and finance leases	(123)	(376)	(139)
Purchase of noncontrolling interests	(21)	(258)	—
Net proceeds related to secured borrowing activity on prior securitization program	—	261	47
Net transfers from XPO	168	278	65
Other	19	(7)	(11)
Net cash provided by (used in) financing activities	67	(102)	(38)
Effect of exchange rates on cash, cash equivalents and restricted cash	8	3	(11)
Net increase (decrease) in cash, cash equivalents and restricted cash	128	(101)	46
Cash, cash equivalents and restricted cash, beginning of year	200	301	255
Cash, cash equivalents and restricted cash, end of year	$328	$200	$301
Supplemental disclosure of cash flow information:
Cash paid for interest	$32	$29	$33
Cash paid for income taxes	$27	$40	$21
See accompanying notes to combined financial statements.

GXO Logistics, Inc.
Combined Statements of Changes in Equity
For the Three Years Ended December 31, 2020, 2019 and 2018

(In millions)	XPO Investment	Accumulated Other Comprehensive Income (Loss)	Equity Before Noncontrolling Interests	Non-controlling Interests	Total Equity
Balance as of December 31, 2017	$2,202	$28	$2,230	$311	$2,541
Net income	70	—	70	20	90
Other comprehensive loss	—	(80)	(80)	(17)	(97)
Net transfers from XPO	40	—	40	—	40
Balance as of December 31, 2018	$2,312	$(52)	2,260	$314	$2,574
Net income	60	—	60	21	81
Other comprehensive income (loss)	—	(14)	(14)	2	(12)
Purchase of noncontrolling interests	(3)	—	(3)	(255)	(258)
Other	(7)	—	(7)	(2)	(9)
Net transfers from XPO	271	—	271	50	321
Balance as of December 31, 2019	$2,633	$(66)	$2,567	$130	$2,697
Net income (loss)	(31)	—	(31)	9	(22)
Other comprehensive income	—	124	124	8	132
Purchase of noncontrolling interests	(1)	—	(1)	(20)	(21)
Net transfers from XPO	164	—	164	(2)	162
Balance as of December 31, 2020	$2,765	$58	$2,823	$125	$2,948
See accompanying notes to combined financial statements.

GXO Logistics, Inc.
Notes to Combined Financial Statements
Years Ended December 31, 2020, 2019 and 2018
1.Organization
Nature of Operations
We are a leading global provider of logistics services, with operations primarily in North America and Europe. We provide high-value-add warehousing and distribution, order fulfillment and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions. In addition, we are a major provider of reverse logistics, which is also called returns management. We serve a broad range of customers in the e-commerce and retail, food and beverage, consumer packaged goods, aerospace, consumer technology, manufacturing and other industries. We present our operations in the Combined Financial Statements as one reportable segment.
The Proposed Distribution
In December 2020, the board of directors of our parent company, XPO Logistics, Inc. (together with its subsidiaries, “XPO”), unanimously approved a plan to pursue a spin-off of 100% of its Logistics segment as a separate publicly traded company named GXO Logistics, Inc. (“GXO”, the “Company” or “we”). The spin-off is expected to be completed through a tax-free pro rata distribution of all the outstanding shares of common stock of GXO (the “Distribution”) to XPO shareholders. GXO’s stock is expected to trade on the New York Stock Exchange. Completion of the transaction, is subject to a number of conditions including the approval of XPO’s board of directors, in its sole and absolute discretion. References to GXO or the Company include the subsidiaries of XPO that will be subsidiaries of GXO at the time of the Distribution.
2.Basis of Presentation and Significant Accounting Policies
Basis of Presentation
The combined financial statements of GXO were prepared on a standalone basis and have been derived from the consolidated financial statements and accounting records of XPO. These financial statements reflect the combined historical results of operations, financial position and cash flows of GXO in accordance with U.S. generally accepted accounting principles (“GAAP”).
Historically, separate financial statements have not been prepared for the Company and it has not operated as a standalone business separate from XPO. The combined financial statements include certain assets and liabilities that have historically been held by XPO or by other XPO subsidiaries but are specifically identifiable or otherwise attributable to the Company. All significant intercompany transactions between XPO and the Company have been included as components of XPO investment in the combined financial statements, as they are to be considered effectively settled upon effectiveness of the Distribution. The combined financial statements are presented as if the GXO businesses had been combined for all periods presented. The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as immediately prior to the Distribution all of the assets and liabilities presented are wholly owned by XPO and are being transferred to GXO at a carry-over basis.
The Combined Balance Sheets include certain assets and liabilities directly attributable to GXO, and the Combined Statements of Operations include allocations of XPO costs and expenses, as described below.
XPO’s corporate function (“Corporate”) incurs a variety of expenses including, but not limited to, information technology, human resources, accounting, sales and sales operations, procurement, executive services, legal, corporate finance and communications. For purposes of the Combined Statements of Operations, an allocation of these expenses is included to burden all business units comprising XPO’s historical operations. The charges reflected have either been specifically identified or allocated using drivers including proportional adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), which includes adjustments for transaction and integration costs, as well as restructuring costs and other adjustments, or headcount. The majority of these allocated costs are recorded in SG&A and Depreciation and amortization expense in the Combined Statements of Operations. We believe the assumptions regarding allocations of XPO corporate expenses are reasonable. Nevertheless, the combined financial statements may not reflect the combined results of operations, financial position and cash flows had the Company been a standalone entity during the periods presented.
Direct operating expenses are comprised of both fixed and variable expenses and consist of operating costs related to our logistics facilities, including personnel costs, facility and equipment expenses, such as rent, utilities, equipment maintenance and repair, transportation costs, costs of materials and supplies and information technology expenses. SG&A, including the allocated costs of XPO, primarily consists of salary and benefit costs for executive and certain administration functions, professional fees, facility costs not related to our logistics facilities, bad debt expense and legal costs. We report depreciation and amortization expense as a separate line within operating income on our Combined Statements of Operations.
XPO investment represents XPO’s historical investment in GXO, and includes the net effects of transactions with and allocations from XPO as well as GXO’s accumulated earnings. Certain transactions between GXO and XPO, including XPO’s non-GXO subsidiaries, have been included in these combined financial statements, and are considered to be effectively settled at the time the transaction is recorded. The total net effect of the cash settlement of these transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as XPO investment. The components of the net transfers to and from XPO include certain costs allocated from Corporate functions, income tax expense, certain cash receipts and payments made on behalf of GXO and general financing activities.
Principles of Combination
The combined financial statements include the accounts and business activities distributed across the legal entities of GXO. Significant intercompany balances and transactions among the operations of the GXO legal entities have been eliminated in the combined financial statements. All significant related party transactions between GXO and XPO have been included in these combined financial statements as components of XPO investment. The preparation of the combined financial statements in accordance with GAAP requires us to make estimates and assumptions that impact the amounts reported and disclosed in our combined financial statements and the accompanying notes. We prepared these estimates based on the most current and best available information, but actual results could differ materially from these estimates and assumptions, particularly in light of the outbreak of a strain of coronavirus, COVID-19. COVID-19 has had, and we expect will continue to have, significant effects on economic activity, on demand for our services, and on our results of operations in 2021.
We have a controlling financial interest in entities generally when we own a majority of the voting interest. The noncontrolling interests reflected in our combined financial statements primarily relate to a minority interest in XPO Logistics Europe SA (“XPO Logistics Europe”), a business XPO acquired in 2015. As described in Note 3—Purchases of Noncontrolling Interest, XPO purchased portions of the noncontrolling interests in both 2020 and 2019. Following these acquisitions, the noncontrolling interest was approximately 3% and 5% of XPO Logistics Europe at December 31, 2020 and 2019, respectively.
Significant Accounting Policies
Revenue Recognition
We recognize revenue when we transfer control of promised products or services to customers in an amount equal to the consideration we expect to receive for those products or services.
Performance Obligations
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied.

We generate revenue by providing supply chain services for our customers, including warehousing and distribution, order fulfillment, reverse logistics, packaging and labeling, factory and aftermarket support and inventory management contracts ranging from a few months to a few years. Our performance obligations are satisfied over time as customers receive and consume the benefits of our services. The contracts generally contain a single performance obligation as the distinct services provided remain substantially the same over time and possess the same pattern of transfer. The transaction price is based on the amount specified in the contract with the customer and contains fixed and variable components. In general, the fixed component of a contract represents reimbursement for facility and equipment costs incurred to satisfy the performance obligation and is recognized on a straight-line basis over the term of the contract. The variable component is comprised of cost reimbursement determined based on the costs incurred, while per-unit pricing is determined based on units provided, and time and materials pricing is determined based on the hours of services provided. The variable component is recognized based on the level of activity.
Generally, we can adjust our pricing based on contractual provisions related to achieving agreed-upon performance metrics, changes in volumes, services and market conditions. Revenue relating to these pricing adjustments is estimated and included in the consideration if it is probable that a significant revenue reversal will not occur in the future. The estimate of variable consideration is determined by the expected value or most likely amount method and factors in current, past and forecasted experience with the customer. Customers are billed based on terms specified in the revenue contract, and they pay us according to approved payment terms.
Contract Costs
In connection with setting up a customer warehouse, we incur incremental expenditures to fulfill the customer contract, such as designing the warehouse. These expenditures are capitalized to the extent they are recoverable from the expected margin in the contract and will help us satisfy future performance obligations. Conversely, costs which the company incurs as it delivers services and satisfies its performance obligations are expensed as incurred.
Cash, Cash Equivalents and Restricted Cash
We consider all highly liquid investments with an original maturity of three months or less on the date of purchase to be cash equivalents. Treasury activities at XPO are generally centralized, while certain balances are managed locally, except as noted below. To the extent cash and cash equivalents are legally owned by GXO, they are reflected in the combined financial statements.
Our European subsidiaries use a centralized notional pooling approach to cash management and the financing of their operations. To the extent additional financing is required, XPO, including its affiliates, funds the European subsidiaries’ operating and investing activities. This arrangement is not reflective of the manner in which the Company would have financed its operations had it been a standalone business separate from XPO during the periods presented. All cash management accounts and transactions are reflected in the Combined Balance Sheets as cash and cash equivalents and in the Combined Statements of Cash Flows as operating activities. For our European subsidiaries, none of the cash and cash equivalents or debt at the corporate level has been assigned to the Company in the Combined Financial Statements. Under the notional pooling arrangements, since there is no immediate contractual obligation for us to cover any negative cash positions of these pooling arrangements related to other members, including other XPO affiliates, no obligation or guarantee to cover any such negative cash positions has been included in the Combined Balance Sheets.
Accounts Receivable and Allowance for Doubtful Accounts
We record accounts receivable at the contractual amount, and we record an allowance for doubtful accounts for the amount we estimate we may not collect. In determining the allowance for doubtful accounts, we consider historical collection experience, the age of the accounts receivable balances, the credit quality and risk of our customers, any specific customer collection issues, current economic conditions, and other factors that may impact our customers’ ability to pay. Commencing in 2020 and as discussed further below, we also consider reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining our allowance for doubtful accounts. We write off accounts receivable balances once the receivables are no longer deemed collectible.

The roll-forward of the allowance for doubtful accounts was as follows:

	Years Ended December 31,
(In millions)	2020	2019	2018
Beginning balance	$20	$11	$8
Provision charged to expense	8	13	5
Write-offs, less recoveries, and other adjustments	(10)	(4)	(2)
Ending balance	$18	$20	$11
Trade Receivables Securitization and Factoring Programs
We sell certain of our trade accounts receivable on a non-recourse basis to third-party financial institutions under factoring agreements. We account for these transactions as sales of receivables and present cash proceeds as cash provided by operating activities in the Combined Statements of Cash Flows. We also sell certain European trade accounts receivable under a securitization program described below. We use trade receivables securitization and factoring programs to help manage our cash flows and offset the impact of extended payment terms for some of our customers.
XPO Logistics Europe, one of our majority-owned subsidiaries, participates in a trade receivables securitization program co-arranged by three European banks (the “Purchasers”). Under the program, a wholly-owned bankruptcy-remote special purpose entity of XPO Logistics Europe sells trade receivables that originate with wholly-owned subsidiaries of XPO Logistics Europe to unaffiliated entities managed by the Purchasers. The special purpose entity is a variable interest entity and has been presented within these combined financial statements based on our control of the entity’s activities.
We account for transfers under our securitization and factoring arrangements as sales because we sell full title and ownership in the underlying receivables and control of the receivables is considered transferred. For these transfers, the receivables are removed from our Combined Balance Sheets at the date of transfer. In the securitization and factoring arrangements, our continuing involvement is limited to servicing the receivables. The fair value of any servicing assets and liabilities is immaterial. In addition to selling trade receivables which originate with GXO, the special purpose entity also purchases trade receivables from XPO and sells assets to the Purchasers. The trade receivables which have been purchased from XPO have been reflected within Other current assets in the Combined Balance Sheets, and the related cash flows have been reflected within Purchase and sale of affiliate trade receivables, net, within investing activities in the Combined Statements of Cash Flows. See Note 10—Debt for additional information related to our receivables securitization secured borrowing program and these borrowings.
Under a prior securitization program that was terminated in July 2019, we accounted for transfers as either sales or secured borrowings based on an evaluation of whether control has transferred. For the transfers that did not meet the criteria for surrender of control, the transaction was accounted for as a secured borrowing. These secured borrowings were repaid when the program was terminated. For transfers that were accounted for as sales, the consideration received included a simultaneous cash payment and a deferred purchase price receivable. The cash payment which we received on the date of the transfer was reflected within Net cash provided by operating activities on our Combined Statement of Cash Flows. As we received cash payments on the deferred purchase price receivable, it was reflected as an investing activity. The current program does not include a deferred purchase price mechanism.

Information related to the trade receivables sold was as follows:

	Years Ended December 31,
(In millions)	2020	2019	2018
Securitization programs
Receivables sold in period	$1,491	$1,023	$146
Cash consideration	1,491	943	113
Deferred purchase price	—	80	33

Factoring programs
Receivables sold in period	612	794	612
Cash consideration	611	790	609
Property and Equipment
We generally record property and equipment at cost, or in the case of acquired property and equipment, at fair value at the date of acquisition. Maintenance and repair expenditures are charged to expense as incurred. For internally-developed computer software, all costs incurred during planning and evaluation are expensed as incurred. Costs incurred during the application development stage are capitalized and included in property and equipment. Capitalized software also includes the fair value of acquired internally-developed technology.
We compute depreciation expense on a straight-line basis over the estimated useful lives of the assets as follows:

Estimated Useful Life
Buildings and leasehold improvements	Term of lease to 40 years
Machinery, equipment and other	3 to 15 years
Computer software and equipment	1 to 6 years
Leases
We determine if an arrangement is a lease at inception. We recognize operating lease right-of-use assets and liabilities at the lease commencement date based on the estimated present value of the lease payments over the lease term. For most of our leases, the implicit rate cannot be readily determined and, as a result, we use the incremental borrowing rates of XPO based on the information available at commencement date to determine the present value of future lease payments. This rate is determined from a hypothetical yield curve that takes into consideration market yield levels of XPO’s relevant debt outstanding as well as the index that matches XPO’s credit rating, and then adjusts as if the borrowings were collateralized.
We include options to extend or terminate a lease in the lease term when we are reasonably certain to exercise such options. We exclude variable lease payments (such as payments based on an index or reimbursements of lessor costs) from our initial measurement of the lease liability. We recognize leases with an initial term of 12 months or less as lease expense over the lease term, and those leases are not recorded on our Combined Balance Sheets. We account for lease and non-lease components within a contract as a single lease component for our real estate leases. For additional information on our leases, see Note 7—Leases.
Segment Reporting
We evaluated segment reporting in accordance with Accounting Standards Codification (“ASC”) 280–Segment Reporting. We concluded that GXO is comprised of two operating segments based on the operating results regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resource allocation and the performance of the business. These two operating segments have been aggregated into a single reporting segment.

Goodwill
We measure goodwill as the excess of consideration transferred over the fair value of net assets acquired in business combinations that were pushed down to GXO. We allocate goodwill to our reporting units for the purpose of impairment testing. We evaluate goodwill for impairment annually, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. We measure goodwill impairment, if any, as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. We have two reporting units.
For our 2020 and 2019 goodwill assessments, we performed a quantitative analysis for both of our reporting units using a combination of income and market approaches, with the assistance of a third-party valuation specialist. As of August 31, 2020 and 2019, we completed our annual impairment tests for goodwill with both of our reporting units having fair values in excess of their carrying values, resulting in no impairment of goodwill.
The income approach of determining fair value is based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for our business. The market approach of determining fair value is based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry.
Intangible Assets
Our intangible assets subject to amortization consist of customer relationships. We review long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired if the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying amount. An impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. We estimate fair value using the expected future cash flows discounted at a rate consistent with the risks associated with the recovery of the asset. We amortize intangible assets on a straight-line basis or on a basis consistent with the pattern in which the economic benefits are realized. The estimated useful life for customer relationships ranges from 5 to 15 years.
Other Long-Term Assets
Other long-term assets include contract assets, primarily comprised of deferred contract-related costs, deposits, miscellaneous long-term receivable balances and other deferred assets.
Accrued Expenses
The components of accrued expenses as of December 31, 2020 and 2019 are as follows:

	As of December 31,
(In millions)	2020	2019
Accrued salaries and wages	$317	$252
Accrued transportation and facility charges	259	218
Accrued value-added tax and other taxes	141	87
Other accrued expenses	67	52
Total accrued expenses	$784	$609
Contract Liabilities
Contract liabilities represents our obligation to transfer services to a customer for which we have received consideration, or the amount is due, from the customer. Contract liabilities are included in other current liabilities on our Combined Balance Sheets.

Self-Insurance
We participate in a combination of self-insurance programs and purchased insurance that are managed by XPO to provide for the costs of medical, casualty, liability, vehicular, cargo and workers’ compensation claims. XPO periodically evaluates our level of insurance coverage and adjusts our insurance levels based on risk tolerance and premium expense.
Liabilities for the risks we retain, including estimates of claims incurred but not reported, are not discounted and are estimated, in part, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. Changes in these assumptions and factors can impact actual costs paid to settle the claims and those amounts may be different than estimates.
Advertising Costs
Advertising costs are expensed as incurred.
Accumulated Other Comprehensive Income (Loss)
The components of and changes in accumulated other comprehensive income (loss) (“AOCI”), net of tax for the years ended December 31, 2020 and 2019, are as follows:

(In millions)	Foreign Currency Translation Adjustments	Derivative Hedges	Defined Benefit Plans Liability	Less: AOCI Attributable to Noncontrolling Interests	AOCI Attributable to GXO
As of December 31, 2018	$(55)	$(2)	$(3)	$8	$(52)
Other comprehensive income (loss)	(13)	—	1	(2)	(14)
As of December 31, 2019	(68)	(2)	(2)	6	(66)
Other comprehensive income (loss)	129	2	1	(8)	124
As of December 31, 2020	$61	$—	$(1)	$(2)	$58
Income Taxes
During the periods presented in the Combined Financial Statements, the operations of the Company were included in the consolidated U.S. federal and certain state and local and foreign income tax returns filed by XPO, where applicable. Income tax expense and other income tax related information contained in the Combined Financial Statements are presented on a separate return basis as if the Company had filed its own tax returns. As a result, actual tax transactions included in the consolidated financial statements of XPO may not be included in the combined financial statements. Similarly, the tax treatment of certain items reflected in the combined financial statements may not be reflected in the consolidated financial statements and tax returns of XPO. Therefore, portions of items such as net operating losses (“NOLs”), credit carryforwards, other deferred taxes, and valuation allowances may exist in the combined financial statements that may or may not exist in XPO’s consolidated financial statements and vice versa. In addition, although deferred tax assets have been recognized for NOLs and tax credits in accordance with the separate return method, certain NOLs and credits will not carry over with the Company in connection with the Distribution. The income taxes of the Company as presented in the Combined Financial Statements may not be indicative of the income taxes that the Company will incur in the future. In jurisdictions where the Company has been included in tax returns filed by XPO, any income tax receivables or payables resulting from the related income tax provisions have been reflected in the Combined Balance Sheets within XPO investment.
We adopted the separate return approach for the purpose of presenting the Combined Financial Statements, including the income tax provisions (benefits) and the related deferred tax assets and liabilities. The historic operations of the Company reflect a separate return approach for each jurisdiction in which the Company had a presence and XPO filed a tax return.
We account for income taxes using the asset and liability method on a legal entity and jurisdictional basis, under which we recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. Our calculation relies on several factors, including pre-tax earnings, differences between tax laws and accounting rules, statutory tax rates, tax credits, uncertain tax positions, and valuation allowances. We use judgment and estimates in evaluating our tax positions. Valuation allowances are established when, in our judgment, it is more likely than not that our deferred tax assets will not be realized based on all available evidence. We record Global Intangible Low-Taxed Income (“GILTI”) tax as a period cost. We recognize tax benefits from uncertain tax positions only if (based on the technical merits of the position) it is more likely than not that the tax positions will be sustained on examination by the tax authority. We adjust these tax liabilities, including related interest and penalties, based on the current facts and circumstances. We report tax-related interest and penalties as a component of income tax expense.
Foreign Currency Translation and Transactions
The assets and liabilities of our foreign subsidiaries that use their local currency as their functional currency are translated to U.S. dollars (“USD”) using the exchange rate prevailing at each balance sheet date, with balance sheet currency translation adjustments recorded in AOCI on our Combined Balance Sheets. The assets and liabilities of our foreign subsidiaries whose local currency is not their functional currency are remeasured from their local currency to their functional currency and then translated to USD. The results of operations of our foreign subsidiaries are translated to USD using average exchange rates prevailing for each period presented.
We convert foreign currency transactions recognized on our Combined Statements of Operations to USD by applying the exchange rate prevailing on the date of the transaction. Gains and losses arising from foreign currency transactions and the effects of remeasuring monetary assets and liabilities are recorded in Other income in our Combined Statements of Operations and were not material for any of the periods presented.
We use a loan designated as a net investment hedge to hedge our exposure to foreign exchange risk on our investments in foreign subsidiaries. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized as OCI while any gains or losses relating to the ineffective portion are recognized in the Statements of Operations. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the Statements of Operations.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels of inputs used to measure fair value are:
•Level 1—Quoted prices for identical instruments in active markets;
•Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and
•Level 3—Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management’s judgment and estimates.
We base our fair value estimates on market assumptions and available information. The carrying values of cash and cash equivalents, accounts receivable, financial assets purchased from XPO, accounts payable, accrued expenses and current maturities of long-term debt approximated their fair values as of December 31, 2020 and 2019 due to their short-term nature and/or being receivable or payable on demand. The Level 1 cash equivalents include money market funds valued using quoted prices in active markets.
The fair value of cash equivalents approximates its carrying value and amounted to $54 million and $25 million, respectively, for the years ended December 31, 2020 and 2019. The cash equivalents are classified as Level 1 within the fair value hierarchy.

Stock-Based Compensation
XPO’s compensation programs include grants of stock-based compensation awards to directors, officers and key employees under XPO’s share-based payment programs. These awards include stock options, restricted stock units, performance-based units, cash incentive awards and other equity-related awards. Our Combined Statements of Operations include all of the share-based payment expenses directly attributable to GXO, as well as an allocation of any related XPO Corporate costs. Our stock-based compensation expense is recorded in SG&A on our Combined Statements of Operations and is not material for the years ending December 31, 2020, 2019 and 2018.
We account for stock-based compensation based on the equity instrument’s grant date fair value. For grants of restricted stock units (“RSUs”) subject to service-based or performance-based vesting conditions only, we establish the fair value based on the market price of XPO’s stock on the date of the grant. For grants of RSUs subject to market-based vesting conditions, the fair value is established using the Monte Carlo simulation lattice model.
We recognize the grant date fair value of equity awards as compensation cost over the requisite service period. We recognize expense for our performance-based restricted stock units (“PRSUs”) over the awards’ requisite service period based on the number of awards expected to vest with consideration to the actual and expected financial results. We do not recognize expense until achievement of the performance targets for a PRSU award is considered probable.
Related-Party Transactions
Transactions between the Company and XPO and other subsidiaries, are deemed related-party transactions. Related-party transactions are comprised of the following: (i) those that have been effectively settled or are expected to be settled for cash, and (ii) those which have historically not been settled and which have or are expected to be forgiven by either party. For those that have been or are expected to be cash settled, we have recorded related-party receivables (assets) or payables (liabilities) in the Combined Balance Sheets as of December 31, 2020 and 2019. For those that have been or are expected to be forgiven, the amounts have been recorded as an adjustment of XPO Investment in the Combined Balance Sheets as of December 31, 2020 and 2019.
Adoption of New Accounting Standards
In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU, as subsequently modified, amends the incurred losses impairment method with a method that reflects expected credit losses on certain types of financial instruments, including trade receivables. We adopted this standard on January 1, 2020. The adoption did not have a material effect on our combined financial statements.
In August 2018, the FASB issued ASU 2018-15, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Under the guidance, any capitalized implementation costs would be included in prepaid expenses, amortized over the term of the hosting arrangement on a straight-line basis and presented in the same line items in the Combined Statements of Operations as the expense for fees of the associated hosting arrangements. We adopted this standard on January 1, 2020 on a prospective basis. The adoption did not have a material effect on our combined financial statements.
In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The core principle of ASU 2016-02 is that a lessee should recognize on its Combined Balance Sheets the assets and liabilities that arise from leases, including operating leases. Under the new requirements, a lessee recognizes on the balance sheet the right-of-use asset representing the right to use the underlying asset and the lease liability representing the present value of future lease payments. We utilized a comprehensive approach to assess the impact of ASU 2016-02 on our financial statements and related disclosures. In particular, we completed a robust review of our lease portfolio and enhanced our internal controls, including those related to the identification, monitoring of, measurement and disclosure of our lease portfolio. For additional information on our leases, see Note 7—Leases. We adopted ASU 2016-02 and its related amendments (Topic 842) on January 1, 2019.
Accounting Pronouncements Issued but Not Yet Effective
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” The ASU is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The ASU also clarifies and amends existing guidance to enhance consistency and comparability among reporting entities. We adopted this standard on January 1, 2021 on a prospective basis. The adoption did not have a material effect on our combined financial statements.
In March 2020, the FASB issued ASU 2020-04, “Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting.” The ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. The amendments apply only to contracts and hedging relationships that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform. The amendments are elective and are effective upon issuance through December 31, 2022. We are currently evaluating the impact of the new guidance.
3.Purchases of Noncontrolling Interest
In the third quarter of 2020 and fourth quarter of 2019, we purchased shareholders’ noncontrolling interests in XPO Logistics Europe for €17 million (approximately $21 million) and €234 million (approximately $258 million), respectively. The portion of the purchased noncontrolling interest which is not attributable to GXO has been recorded as a transfer to the XPO investment account.
4.Revenue Recognition
Disaggregation of Revenues
We disaggregate our revenue by geographic area. Our revenue disaggregated by geographical area, based on sales office location, was as follows:

	Years Ended December 31,
(In millions)	2020	2019	2018
Revenue
United States	$2,221	$2,338	$2,195
United Kingdom	1,526	1,385	1,437
France	643	652	687
Europe (excluding France and United Kingdom)	1,654	1,582	1,585
Other	151	137	161
Total	$6,195	$6,094	$6,065
Our revenue by industry sector was approximately as follows: e-commerce/retail (39%, 37% and 37% for 2020, 2019 and 2018, respectively); food and beverage (13%, 15% and 15% for 2020, 2019 and 2018, respectively); consumer packaged goods (13%, 12% and 12% for 2020, 2019 and 2018, respectively); consumer technology (11% for 2020, 2019 and 2018, respectively); and other (24%, 25% and 25% for 2020, 2019 and 2018, respectively).

Contract Liabilities
Our contract liabilities activity was as follows:

(In millions)
Balance as of December 31, 2018	$63
Revenue recognized	(56)
Unearned revenue and other	65
Balance as of December 31, 2019	72
Revenue recognized	(86)
Unearned revenue and other	111
Balance as of December 31, 2020	$97
Performance Obligations
Remaining performance obligations relate to firm customer contracts for which services have not been performed and future revenue recognition is expected. As permitted in determining the remaining performance obligation, we omit obligations that (i) have original expected durations of one year or less or (ii) contain variable consideration. On December 31, 2020, the fixed consideration component of our remaining performance obligation was approximately $1.5 billion, and we expect to recognize approximately 75% of that amount over the next three years and the remainder thereafter. We estimate remaining performance obligations at a point in time and actual amounts may differ from these estimates due to changes in foreign currency exchange rates and contract revisions or terminations.
5.Restructuring Charges
We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure, including actions in response to COVID-19. These actions generally include severance and facility-related costs, including impairment of operating lease assets, and are intended to improve our efficiency and profitability.
Our severance related activity was as follows:

(In millions)
Balance as of December 31, 2018	$5
Charges incurred	15
Payments	(8)
Foreign exchange and other	(1)
Balance as of December 31, 2019	$11
Charges incurred	29
Payments	(16)
Foreign exchange and other	(4)
Balance as of December 31, 2020	$20
We expect the majority of the cash outlays related to the charges incurred in 2020 will be complete within twelve months. The majority of the cash outlays related to the charges incurred in 2019 were substantially complete by the end of 2020.

6.Property and Equipment
The following table summarizes our property and equipment:

	December 31,
(In millions)	2020	2019
Property and equipment
Land	$6	$5
Buildings and leasehold improvements	273	270
Machinery, equipment and other	914	749
Computer software and equipment	499	403
	1,692	1,427
Less: accumulated depreciation and amortization	(922)	(685)
Total property and equipment, net	$770	$742
Net book value of capitalized internally-developed software included in property and equipment, net	$84	$92
Depreciation of property and equipment and amortization of computer software was $262 million, $236 million and $190 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020 and 2019, we held long-lived tangible assets outside of the U.S. of $359 million and $336 million, respectively.
7.Leases
Adoption of Topic 842, “Leases”
On January 1, 2019, we adopted Topic 842 prospectively through a cumulative-effect adjustment with no restatement of prior period financial statements. Beginning in 2019, net operating lease activity, including the reduction of the operating lease asset and the accretion of the operating lease liability, are reflected in Depreciation, amortization and net lease activity on our Combined Statements of Cash Flows. The adoption of Topic 842 did not have a material impact on our Combined Statements of Operations and our Combined Statements of Cash Flows.
Nature of Leases
Most of our leases are real estate leases. In addition, we lease trucks, trailers, containers and material handling equipment. The components of our lease expense were as follows:

	Years Ended December 31,
(In millions)	2020	2019
Operating leases:
Operating lease cost	$532	$500
Short-term lease cost	55	57
Variable lease cost	65	65
Total lease cost	$652	$622
Finance leases:
Amortization of leased assets	$24	$12
Interest on lease liabilities	4	2
Total lease cost	$28	$14
Total operating and finance lease cost	$680	$636

Supplemental balance sheet information related to leases was as follows:

	December 31,
(In millions)	2020	2019
Operating leases:
Operating lease assets	$1,434	$1,458

Short-term operating lease liabilities	$332	$336
Operating lease liabilities	1,099	1,124
Total operating lease liabilities	$1,431	$1,460
Finance leases:
Property and equipment, gross	$199	$128
Accumulated depreciation	(49)	(27)
Property and equipment, net	$150	$101

Short-term borrowings and current maturities of long-term debt	$31	$11
Long-term debt	127	84
Total finance lease liabilities	$158	$95
Weighted-average remaining lease term
Operating leases	5.7 years	5.7 years
Finance leases	11.4 years	11.0 years
Weighted-average discount rate
Operating leases	4.4%	4.7%
Finance leases	4.6%	5.3%
Supplemental cash flow information related to leases was as follows:

	Years Ended December 31,
(In millions)	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$556	$505
Operating cash flows for finance leases	4	2
Financing cash flows for finance leases	17	11
Leased assets obtained in exchange for new lease obligations:
Operating leases	392	478
Finance leases	38	51
Property and equipment acquired through capital leases was $38 million for the year ended December 31, 2018. Additionally, non-cash investing activities for the year ended December 31, 2019 included $39 million of property and equipment additions for build-to-suit leases.

Maturities of lease liabilities as of December 31, 2020 were as follows:

(In millions)	Finance Leases	Operating Leases
2021	$34	$381
2022	33	339
2023	28	266
2024	21	190
2025	15	143
Thereafter	75	313
Total lease payments	$206	$1,632
Less: interest	(48)	(201)
Present value of lease liabilities	$158	$1,431
As of December 31, 2020, we had additional operating leases that have not yet commenced with future undiscounted lease payments of $143 million. These operating leases will commence in 2021 through 2022 with initial lease terms of 2 years to 10 years.
Rent expense was $566 million for the year ended December 31, 2018.
8.Goodwill

(In millions)
Goodwill as of December 31, 2018	$1,989
Impact of foreign exchange translation	(5)
Goodwill as of December 31, 2019	1,984
Impact of foreign exchange translation	79
Goodwill as of December 31, 2020	$2,063
There are no cumulative goodwill impairments as of December 31, 2020.
9.Intangible Assets
The following table summarizes our identifiable intangible assets:

	December 31, 2020		December 31, 2019
(In millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets
Customer relationships	$672	$373	$645	$302
We did not recognize any impairment of our identified intangible assets in 2020, 2019 and 2018.
Estimated future amortization expense for amortizable intangible assets for the next five years and thereafter is as follows:

(In millions)	2021	2022	2023	2024	2025	Thereafter
Estimated amortization expense	$54	$49	$42	$39	$36	$79
Actual amounts of amortization expense may differ from forecasted amounts due to changes in foreign currency exchange rates, additional intangible asset acquisitions, future impairment of intangible assets, accelerated amortization of intangible assets and other events.
Intangible asset amortization expense was $61 million, $65 million and $71 million for the years ended December 31, 2020, 2019 and 2018, respectively.

10.Debt
The following table summarizes our debt:

	December 31, 2020		December 31, 2019
(In millions)	Principal Balance	Carrying Value	Principal Balance	Carrying Value
Borrowings related to current trade securitization program	$26	$26	$—	$—
Finance leases and other	161	161	117	117
Related-party debt	486	486	556	556
Total debt	673	673	673	673
Short-term borrowings and current finance lease liabilities	58	58	31	31
Long-term debt	$615	$615	$642	$642
The fair value of our debt and classification in the fair value hierarchy was as follows:

(In millions)	Fair Value	Level 1	Level 2	Level 3
December 31, 2020	$673	$2	$185	$486
December 31, 2019	673	3	114	556
We valued Level 1 debt using quoted prices in active markets. We valued Level 2 debt using bid evaluation pricing models or quoted prices of securities with similar characteristics. We valued Level 3 debt using non-observable inputs.
Our principal payment obligations on debt (excluding finance leases) for the next five years and thereafter were as follows:

(In millions)	2021	2022	2023	2024	2025	Thereafter
Principal payments on debt	$26	$1	$1	$351	$—	$136
Trade Securitization Program
As discussed in Note 2—Basis of Presentation and Significant Accounting Policies, XPO Logistics Europe participates in a trade receivables securitization program. Under the program, a wholly-owned bankruptcy-remote special purpose entity of XPO Logistics Europe sells trade receivables that originate with wholly-owned subsidiaries of XPO Logistics Europe to unaffiliated entities managed by the Purchasers. The special purpose entity is a variable interest entity and is combined by GXO based on our control of the entity’s activities. The program will expire in July 2022 and contains financial covenants customary for this type of arrangement, including maintaining a defined average days sales outstanding ratio. In 2019, XPO Logistics Europe terminated a prior trade receivables securitization program and paid off the notes associated with that program, which had been included in our debt balances.
Our current trade receivables securitization program permits us to borrow, on an unsecured basis, cash collected in a servicing capacity on previously sold receivables. These borrowings are owed to the program’s Purchasers and are included in short-term debt until they are repaid in the following month’s settlement. These borrowings amounted to €21 million ($26 million) as of December 31, 2020.
The maximum amount of net cash proceeds available at any one time under the current program, inclusive of any unsecured borrowings, is €400 million (approximately $489 million as of December 31, 2020). As of December 31, 2020, €75 million (approximately $92 million) was available under the program, subject to having sufficient receivables available to sell to the Purchasers. The weighted average interest rate was 0.62% as of December 31, 2020. Charges for commitment fees, which are based on a percentage of available amounts, and charges for administrative fees were not material to our results of operations for the years ended December 31, 2020, 2019 and 2018.

Long-Term Related-Party Debt
Loan Agreement with North American Subsidiary
In 2015, XPO entered into a loan agreement with a North American subsidiary of GXO, under which XPO granted the subsidiary an unsecured loan bearing interest at a rate of 5.625% with a principal amount not exceeding $391 million and maturing in June 2024. As of December 31, 2020 and 2019, the Company had an outstanding loan payable to XPO of $186 million and $230 million, respectively. The notes are guaranteed by an XPO affiliate.
Loan Agreements with European Subsidiaries
Additionally, XPO entered into several loan agreements with European subsidiaries of GXO, under which XPO granted the subsidiaries unsecured loans with principal amounts of:
•€20 million (approximately $24 million as of December 31, 2020) entered in 2013 bearing interest at a variable rate of twelve-month Euribor plus 1% and maturing in October 2026;
•£82 million (approximately $111 million as of December 31, 2020) entered in 2016 bearing interest at a variable rate of twelve-month Libor plus 1% and maturing in October 2026; and
•22 PLN million entered in 2018 bearing interest at a fixed rate of 5.625% and maturing in April 2023.
As of December 31, 2020 and 2019, the outstanding amounts related to these loans payable to XPO were $135 million and $136 million, respectively.
Additionally, in 2015, XPO entered into a loan agreement under which it granted XPO Logistics Europe a loan in the amount of €335 million, bearing interest at a fixed rate of 5.625% and maturing in June 2024. The loan payable was $165 million and $189 million at December 31, 2020 and 2019, respectively.
11.Employee Benefit Plans
Defined Benefit Pension Plans
XPO sponsors both funded and unfunded defined benefit pension plans in which GXO’s U.S. subsidiaries are one of a number of companies that participate. These pension plans include qualified plans that are eligible for beneficial treatment under the Internal Revenue Code and non-qualified plans that provide additional benefits for employees who are impacted by limitations on compensation eligible for benefits available under the qualified plans. XPO also sponsors a defined benefit pension plan for some of our employees in the United Kingdom. Both the U.S. plans and the U.K. plan do not allow for new plan participants or additional benefit accruals. XPO also maintains defined benefit pension plans for some of our foreign subsidiaries that are immaterial for disclosure purposes.
The U.S. plans and the U.K. plan are accounted for as multi-employer benefits plans in these combined financial statements, and the Combined Balance Sheets do not reflect any assets or liabilities related to these plans. Required funding has been made by XPO. Net periodic benefit income related to these plans is not material for the years ended December 31, 2020, 2019 and 2018.
Certain current and former employees of European subsidiaries of GXO participate in a defined benefit plan sponsored by a related-party. Historical contributions to the plan sponsor to cover administrative expenses have been immaterial. These combined financial statements do not reflect any pension income or expense from this plan as historically there have been no distributions to or contributions by our European subsidiaries.
Defined Contribution Retirement Plans
XPO additionally sponsors qualified defined contribution plans, in which GXO is one of a number of companies that participate. Contributions for employees of GXO for the years ended December 31, 2020, 2019, and 2018 were $14 million, $14 million, and $12 million, respectively. The majority of the expense is recorded in Direct operating expense in the Combined Statements of Operations.

Postretirement Medical Plan
XPO also sponsors a postretirement medical plan that provides health benefits to certain employees who are at least 55 years of age with at least 10 years of service (the “Postretirement Plan”). The Postretirement Plan does not provide employer-subsidized retiree medical benefits for employees hired on or after January 1, 1993. Our costs related to this plan were not material for the years ended December 31, 2020, 2019 and 2018.
12.Income Taxes
The tax provisions have been prepared on a separate return basis as if GXO was a separate group of companies under common ownership. The operations have been combined as if GXO was filing on a combined basis for U.S. federal, U.S. state and non-U.S. income tax purposes, where allowable by law. GXO is subject to regulation under a wide variety of U.S. federal, U.S. state and non-U.S. tax laws, regulations and policies. Additionally, our European subsidiaries are subject to regulation under a wide variety of European tax laws, regulations and policies. Changes to these laws or regulations may affect our tax liability, return on investments and business operations.
Income (loss) before taxes related to our U.S. and foreign operations was as follows:

	Years Ended December 31,
(In millions)	2020	2019	2018
U.S.	$(82)	$16	$33
Foreign	76	102	93
Income (loss) before income tax provision	$(6)	$118	$126
The income tax provision (benefit) is comprised of the following:

	Years Ended December 31,
(In millions)	2020	2019	2018
Current:
U.S. federal	$(2)	$2	$(4)
State	(1)	1	(1)
Foreign	45	36	37
Total current income tax provision	$42	$39	$32
Deferred:
U.S. federal	$(16)	$2	$7
State	(5)	(4)	5
Foreign	(5)	—	(8)
Total deferred income tax provision (benefit)	$(26)	$(2)	$4
Total income tax provision	$16	$37	$36

The tax expense reconciliations were as follows:

	Years Ended December 31,
	2020	2019	2018
Tax expense at U.S. federal statutory tax rate	$(1)	$25	$27
State taxes, net of U.S. federal benefit	(5)	(2)	3
Foreign rate differential	(3)	(1)	—
Foreign operations(1)	20	10	11
Contribution- and margin-based taxes	6	6	6
Valuation allowances	—	—	(4)
Changes in uncertain tax positions	1	—	(3)
Stock-based compensation	1	—	1
Other	(3)	(1)	(5)
Total income tax provision	$16	$37	$36
(1)Foreign operations include the net impact of changes to valuation allowances, the cost of inclusion of foreign income in the U.S. net of foreign taxes, and permanent items related to foreign operations.
Components of the Net Deferred Tax Asset or Liability
The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability were as follows:

	Years Ended December 31,
(In millions)	2020	2019
Deferred tax asset
Net operating loss and other tax attribute carryforwards	$126	$106
Accrued expenses	20	5
Pension and other retirement obligations	7	10
Other	2	11
Total deferred tax asset	155	132
Valuation allowances	(73)	(56)
Total deferred tax asset, net	82	76
Deferred tax liability
Intangible assets	(89)	(97)
Property and equipment	(42)	(54)
Other	(5)	(6)
Total deferred tax liability	(136)	(157)
Net deferred tax liability	$(54)	$(81)
The deferred tax asset and deferred tax liability above are reflected on our Combined Balance Sheets as follows:

	December 31,
(In millions)	2020	2019
Other long-term assets	$—	$4
Deferred tax liability	(54)	(85)
Net deferred tax liability	$(54)	$(81)

Investments in Foreign Subsidiaries
As a result of the Tax Cuts and Jobs Act, the Company has decided to apply a partial indefinite reversal assertion to pre-2018 earnings and profits that have been invested back into the foreign businesses. The Company has also decided not to apply an indefinite reversal assertion on all 2018 and future years’ earnings and profits.
Operating Loss and Tax Credit Carryforwards
Our operating loss and tax credit carryforwards were as follows:

		December 31,
(In millions)	Expiration Date	2020	2019
Federal net operating losses for all U.S. operations (including those of minority owned subsidiaries)	2033 - 2037(1)	$154	$120
Tax effect (before federal benefit) of state net operating losses	Various times starting in 2021(1)	2	—
Federal tax credit carryforwards	Various times starting in 2037(1)	1	1
State tax credit carryforward	Various times starting in 2021(1)	7	6
Foreign net operating losses available to offset future taxable income	Various times starting in 2021(1)	346	327
(1)Some credits and losses have unlimited carryforward periods.
Valuation Allowances
We established valuation allowances for some of our deferred tax assets, as it is more likely than not that these assets will not be realized in the foreseeable future. We concluded that the remaining deferred tax assets will more likely than not be realized, though this is not assured, and as such no valuation allowances have been provided on these assets.
The balances and activity related to our valuation allowances were as follows:

(In millions)	Beginning Balance	Additions	Reductions	Ending Balance
2020	$56	$17	$—	$73
2019	45	11	—	56
2018	40	5	—	45
Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended December 31,
(In millions)	2020	2019	2018
Beginning balance	$3	$3	$6
Additions for tax positions of prior years	1	—	—
Reductions for tax positions of prior years	—	—	(3)
Reductions due to the statute of limitations	(1)	—	—
Ending balance	3	3	3
Interest and penalties	1	1	1
Gross unrecognized tax benefits	$4	$4	$4
Total unrecognized tax benefits that, if recognized, would impact the effective income tax rate as of the end of the year	$3	$3	$3

We could reflect a reduction to unrecognized tax benefits of $3 million over the next 12 months due to the statute of limitations lapsing on positions or because tax positions are sustained on audit.
We are subject to taxation in the United States and various states and foreign jurisdictions. As of December 31, 2020, we have no tax years under examination by the IRS. We have various U.S. state and local examinations and non-U.S. examinations in process. The U.S. federal tax returns after 2008, state and local returns after 2012, and non-U.S. returns after 2009 are open under relevant statutes of limitations and are subject to audit.
13.Commitments and Contingencies
We are involved, and will continue to be involved, in numerous proceedings arising out of the conduct of our business. These proceedings may include personal injury claims arising from the transportation and handling of goods, contractual disputes and employment-related claims, including alleged violations of wage and hour laws.
We establish accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We review and adjust accruals for loss contingencies quarterly and as additional information becomes available. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount accrued, we assess whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, we disclose the estimate of the possible loss or range of loss if it is material and an estimate can be made, or disclose that such an estimate cannot be made. The determination as to whether a loss can reasonably be considered to be possible or probable is based on our assessment, together with legal counsel, regarding the ultimate outcome of the matter.
We believe that we have adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. We do not believe that the ultimate resolution of any matters to which we are presently a party will have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, results of operations or cash flows. Legal costs incurred related to these matters are expensed as incurred.
XPO carries liability and excess umbrella insurance policies that are deemed sufficient to cover potential legal claims arising in the normal course of conducting our operations as a logistics company. In the event we are required to satisfy a legal claim outside the scope of the coverage provided by insurance, our financial condition, results of operations or cash flows could be negatively impacted.
14.Related-Party Transactions
Transactions between the Company and XPO, and other non-GXO subsidiaries, are deemed related-party transactions.
Allocation of General Corporate Expenses
The Combined Statements of Operations include expenses for certain centralized functions and other programs provided and/or administered by XPO that are charged directly to the Company. In addition, for purposes of preparing these Combined Financial Statements, a portion of XPO’s total corporate expenses have been allocated to the Company. See Note 2 for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these combined financial statements.
Costs of $223 million, $166 million and $129 million for the years ended December 31, 2020, 2019 and 2018, respectively, have been reflected in SG&A and Other income in our Combined Statements of Operations for our allocated share of XPO’s corporate overhead.

Transactions with XPO and its non-GXO Subsidiaries
Revenue and costs generated from related parties for each of the three years ended December 31 were as follows:

	Years Ended December 31,
(In millions)	2020	2019	2018
Revenue	$7	$10	$10
Costs	115	148	123
Current assets includes trade receivables purchased from XPO in connection with our trade receivables securitization program of $105 million and $65 million as of December 31, 2020 and 2019, respectively. These receivables were originated by XPO and are classified as financial assets within other current assets on the combined balance sheets.
Balances with XPO and its non-GXO Subsidiaries
Assets and liabilities on the Combined Balance Sheets include the following related-party amounts that are expected to be cash settled as of December 31, 2020 and 2019:

	Years Ended December 31,
(In millions)	2020	2019
Amounts due from XPO and its affiliates
Trade receivables(1)	$9	$11
Other current assets(2)	2	2
Other long-term assets(3)	53	53
Amounts due to XPO and its affiliates
Trade payables(4)	20	27
Other current liabilities(5)	11	11
Accrued expenses(6)	2	2
Loans payable(7)	486	556
(1)Represents trade receivables generated from revenue with XPO.
(2)Primarily relates to interest receivable from loans receivable from XPO.
(3)Represents loans receivable from XPO.
(4)Represents trade payables due to XPO.
(5)Primarily relates to facility expense and taxes payable due to XPO.
(6)Represents accrued interest on loans due to XPO.
(7)Represents loans due to XPO. See Note 10 for further information.
15.Subsequent Events
Acquisition
In January 2021, XPO Logistics Europe acquired the majority of Kuehne + Nagel’s contract logistics operations in the United Kingdom and Ireland, which generated annual revenues in 2020 of approximately £450 million ($585 million). The operations provide a range of logistics services, including inbound and outbound distribution, reverse logistics management and inventory management.

GXO Logistics, Inc.
Condensed Combined Balance Sheets
(Unaudited)

	March 31,	December 31,
(In millions)	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$414	$328
Accounts receivable, net of allowances of $12 and $18, respectively	1,293	1,224
Other current assets	327	284
Total current assets	2,034	1,836
Long-term assets
Property and equipment, net of $962 and $922 in accumulated depreciation, respectively	815	770
Operating lease assets	1,733	1,434
Goodwill	2,048	2,063
Identifiable intangible assets, net of $382 and $373 in accumulated amortization, respectively	307	299
Other long-term assets	183	146
Total long-term assets	5,086	4,712
Total assets	$7,120	$6,548
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$480	$415
Accrued expenses	877	784
Short-term borrowings and current finance lease liabilities	32	58
Short-term operating lease liabilities	379	332
Other current liabilities	126	149
Total current liabilities	1,894	1,738
Long-term liabilities
Long-term debt and finance lease liabilities	586	615
Deferred tax liability	65	54
Long-term operating lease liabilities	1,367	1,099
Other long-term liabilities	165	94
Total long-term liabilities	2,183	1,862
Equity
XPO investment	2,903	2,765
Accumulated other comprehensive income	16	58
Total equity before noncontrolling interests	2,919	2,823
Noncontrolling interests	124	125
Total equity	3,043	2,948
Total liabilities and equity	$7,120	$6,548
See accompanying notes to condensed combined financial statements.

GXO Logistics, Inc.
Condensed Combined Statements of Operations
(Unaudited)

	Three Months Ended March 31,
(In millions)	2021	2020
Revenue	$1,822	$1,440
Direct operating expense	1,520	1,203
Sales, general and administrative expense	171	142
Depreciation and amortization expense	79	76
Transaction and integration costs	18	17
Restructuring costs	4	—
Operating income	30	2
Other income	(1)	(1)
Interest expense	5	7
Income (loss) before income taxes	26	(4)
Income tax provision	9	6
Net income (loss)	17	(10)
Net income attributable to noncontrolling interests	(3)	(2)
Net income (loss) attributable to GXO	$14	$(12)
See accompanying notes to condensed combined financial statements.

GXO Logistics, Inc.
Condensed Combined Statements of Comprehensive Loss
(Unaudited)

	Three Months Ended March 31,
(In millions)	2021	2020
Net income (loss)	$17	$(10)

Other comprehensive loss, net of tax
Foreign currency translation loss, net of tax effect of $3 and $(2)	$(45)	$(79)
Unrealized loss on financial assets/liabilities designated as hedging instruments, net of tax effect of $(1) and $—	(1)	—
Other comprehensive loss	(46)	(79)
Comprehensive loss	$(29)	$(89)
Less: Comprehensive loss attributable to noncontrolling interests	(1)	(2)
Comprehensive loss attributable to GXO	$(28)	$(87)
See accompanying notes to condensed combined financial statements.

GXO Logistics, Inc.
Condensed Combined Statements of Cash Flow
(Unaudited)

	Three Months Ended March 31,
(In millions)	2021	2020
Operating activities
Net income (loss)	$17	$(10)
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation, amortization and net lease activity	79	76
Other	4	(10)
Changes in assets and liabilities
Accounts receivable	3	77
Other assets	(65)	(47)
Accounts payable	(17)	(31)
Accrued expenses and other liabilities	26	(14)
Net cash provided by operating activities	47	41
Investing activities
Payment for purchases of property and equipment	(67)	(48)
Proceeds from sale of property and equipment	—	3
Purchase and sale of affiliate trade receivables, net	20	8
Other	9	—
Net cash used in investing activities	(38)	(37)
Financing activities
Net proceeds (borrowings) related to trade securitization program	(25)	84
Repayment of debt and finance leases	(26)	(62)
Net transfers from XPO	138	55
Other	(7)	4
Net cash provided by financing activities	80	81
Effect of exchange rates on cash, cash equivalents and restricted cash	(3)	(13)
Net increase in cash, cash equivalents and restricted cash	86	72
Cash, cash equivalents, and restricted cash, beginning of period	328	200
Cash, cash equivalents, and restricted cash, end of period	$414	$272
Supplemental disclosure of cash flow information:
Cash paid for interest	$5	$6
Cash paid for income taxes	$6	$4
See accompanying notes to condensed combined financial statements.

GXO Logistics, Inc.
Condensed Combined Statements of Changes in Equity
(Unaudited)

(In millions)	XPO Investment	Accumulated Other Comprehensive Income (Loss)	Equity Before Noncontrolling Interests	Non-controlling Interests	Total Equity
Balance as of December 31, 2020	$2,765	$58	$2,823	$125	$2,948
Net income	$14	$—	$14	$3	$17
Other comprehensive loss	$—	$(42)	$(42)	$(4)	$(46)
Net transfers from XPO	$124	$—	$124	$—	$124
Balance as of March 31, 2021	$2,903	$16	$2,919	$124	$3,043

(In millions)	XPO Investment	Accumulated Other Comprehensive Income (Loss)	Equity Before Noncontrolling Interests	Non-controlling Interests	Total Equity
Balance as of December 31, 2019	$2,633	$(66)	$2,567	$130	$2,697
Net income (loss)	(12)	—	(12)	2	(10)
Other comprehensive loss	—	(75)	(75)	(4)	(79)
Net transfers from XPO	67	—	67	—	67
Balance as of March 31, 2020	$2,688	$(141)	$2,547	$128	$2,675
See accompanying notes to condensed combined financial statements.

GXO Logistics, Inc.
Notes to Condensed Combined Financial Statements
(Unaudited)
1.Organization
Nature of Operations
We are a leading global provider of logistics services, with operations primarily in North America and Europe. We provide high-value-add warehousing and distribution, order fulfillment and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions. In addition, we are a major provider of reverse logistics, which is also called returns management. We serve a broad range of customers in the e-commerce and retail, food and beverage, consumer packaged goods, aerospace, consumer technology, manufacturing and other industries. We present our operations in the Condensed Combined Financial Statements as one reportable segment.
The Proposed Distribution
In December 2020, the board of directors of our parent company, XPO Logistics, Inc. (together with its subsidiaries, “XPO”), unanimously approved a plan to pursue a spin-off of 100% of its Logistics segment as a separate publicly traded company named GXO Logistics, Inc. (“GXO”, the “Company” or “we”). The spin-off is expected to be completed through a tax-free pro rata distribution of all the outstanding shares of common stock of GXO (the “Distribution”) to XPO shareholders. GXO’s stock is expected to trade on the New York Stock Exchange. Completion of the transaction, is subject to a number of conditions including the approval of XPO’s board of directors, in its sole and absolute discretion. References to GXO or the Company include the subsidiaries of XPO that will be subsidiaries of GXO at the time of the Distribution.
2.Basis of Presentation
The Condensed Combined Financial Statements of GXO were prepared on a standalone basis and have been derived from the consolidated financial statements and accounting records of XPO. These financial statements reflect the combined historical results of operations, financial position and cash flows of GXO in accordance with U.S. generally accepted accounting principles (“GAAP”).
Historically, separate financial statements have not been prepared for the Company and it has not operated as a standalone business separate from XPO. The combined financial statements include certain assets and liabilities that have historically been held by XPO or by other XPO subsidiaries but are specifically identifiable or otherwise attributable to the Company. All significant intercompany transactions between XPO and the Company have been included as components of XPO investment in the combined financial statements, as they are to be considered effectively settled upon effectiveness of the Distribution. The Condensed Combined Financial Statements are presented as if the GXO businesses had been combined for all periods presented. The assets and liabilities in the Condensed Combined Financial Statements have been reflected on a historical cost basis, as immediately prior to the Distribution all of the assets and liabilities presented are wholly owned by XPO and are being transferred to GXO at a carry-over basis.
The Condensed Combined Balance Sheets include certain assets and liabilities directly attributable to GXO, and the Condensed Combined Statements of Operations include allocations of XPO costs and expenses, as described below.
XPO’s corporate function (“Corporate”) incurs a variety of expenses including, but not limited to, information technology, human resources, accounting, sales and sales operations, procurement, executive services, legal, corporate finance and communications. For purposes of the Condensed Combined Statements of Operations, an allocation of these expenses is included to burden all business units comprising XPO’s historical operations. The charges reflected have either been specifically identified or allocated using drivers including proportional adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), which includes adjustments for transaction and integration costs, as well as restructuring costs and other adjustments, or headcount. The majority of these allocated costs are recorded in SG&A and Depreciation and amortization expense in the Condensed Combined Statements of Operations. We believe the assumptions regarding allocations of XPO corporate expenses are reasonable. Nevertheless, the Condensed Combined Financial Statements may not reflect the combined results of operations, financial position and cash flows had the Company been a standalone entity during the periods presented.
XPO investment represents XPO’s historical investment in GXO, and includes the net effects of transactions with and allocations from XPO as well as GXO’s accumulated earnings. Certain transactions between GXO and XPO, including XPO’s non-GXO subsidiaries, have been included in these Condensed Combined Financial Statements, and are considered to be effectively settled at the time the transaction is recorded. The total net effect of the cash settlement of these transactions is reflected in the Condensed Combined Statements of Cash Flows as a financing activity and in the Condensed Combined Balance Sheets as XPO investment. The components of the net transfers to and from XPO include certain costs allocated from Corporate functions, income tax expense, certain cash receipts and payments made on behalf of GXO and general financing activities.
Principles of Combination
The Condensed Combined Financial Statements include the accounts and business activities distributed across the legal entities of GXO. Significant intercompany balances and transactions among the operations of the GXO legal entities have been eliminated in the Condensed Combined Financial Statements. All significant related party transactions between GXO and XPO have been included in these Condensed Combined Financial Statements as components of XPO investment. The Condensed Combined Financial Statements reflect all adjustments that are of a normal recurring nature and are necessary for a fair presentation of financial condition, operating results and cash flows for the interim periods presented. Operating results for the three months ended March 31, 2021 and 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021 and 2020, respectively, particularly in light of the outbreak of a strain of coronavirus, COVID-19, in the first quarter of 2020.
Significant Accounting Policies
Trade Receivables Securitization and Factoring Programs
We sell certain of our trade accounts receivable on a non-recourse basis to third-party financial institutions under factoring agreements. We account for these transactions as sales of receivables and present cash proceeds as cash provided by operating activities in the Condensed Combined Statements of Cash Flows. We also sell certain European trade accounts receivable under a securitization program described below. We use trade receivables securitization and factoring programs to help manage our cash flows and offset the impact of extended payment terms for some of our customers.
XPO Logistics Europe, one of our majority-owned subsidiaries, participates in a trade receivables securitization program co-arranged by three European banks (the “Purchasers”). Under the program, a wholly-owned bankruptcy-remote special purpose entity of XPO Logistics Europe sells trade receivables that originate with wholly-owned subsidiaries of XPO Logistics Europe to unaffiliated entities managed by the Purchasers. The special purpose entity is a variable interest entity and has been presented within these combined financial statements based on our control of the entity’s activities.
We account for transfers under our securitization and factoring arrangements as sales because we sell full title and ownership in the underlying receivables and control of the receivables is considered transferred. For these transfers, the receivables are removed from our Condensed Combined Balance Sheets at the date of transfer. In the securitization and factoring arrangements, our continuing involvement is limited to servicing the receivables. The fair value of any servicing assets and liabilities is immaterial. In addition to selling trade receivables which originate with GXO, the special purpose entity also purchases trade receivables from XPO and sells assets to the Purchasers. The trade receivables which have been purchased from XPO have been reflected within Other current assets in the Condensed Combined Balance Sheets, and the related cash flows have been reflected within Purchase and sale of affiliate trade receivables, net, within investing activities in the Condensed Combined Statements of Cash Flows.

Information related to the trade receivables sold was as follows:

	Three Months Ended March 31,
(In millions)	2021	2020
Securitization programs
Receivables sold in period	$347	$319
Cash consideration	347	319

Factoring programs
Receivables sold in period	100	246
Cash consideration	100	245
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels of inputs used to measure fair value are:
•Level 1—Quoted prices for identical instruments in active markets;
•Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and
•Level 3—Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management’s judgment and estimates.
We base our fair value estimates on market assumptions and available information. The carrying values of cash and cash equivalents, accounts receivable, financial assets purchased from XPO, accounts payable, accrued expenses and current maturities of long-term debt approximated their fair values as of March 31, 2021 and December 31, 2020 due to their short-term nature and/or being receivable or payable on demand. The Level 1 cash equivalents include money market funds valued using quoted prices in active markets.
The fair value of cash equivalents approximates its carrying value and amounted to $45 million and $54 million as of March 31, 2021 and December 31, 2020, respectively. The cash equivalents are classified as Level 1 within the fair value hierarchy.
Adoption of New Accounting Standards
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” The ASU is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The ASU also clarifies and amends existing guidance to enhance consistency and comparability among reporting entities. We adopted this standard on January 1, 2021 on a prospective basis. The adoption did not have a material effect on our Condensed Combined Financial Statements.
Accounting Pronouncements Issued but Not Yet Effective
In March 2020, the FASB issued ASU 2020-04, “Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting.” The ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. The amendments apply only to contracts and hedging relationships that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform. The amendments are elective and are effective upon issuance through December 31, 2022. We are currently evaluating the impact of the new guidance.

3.Acquisition
In January 2021, we acquired the majority of Kuehne + Nagel’s contract logistics operations in the United Kingdom and Ireland, which generated annual revenues in 2020 of approximately £450 million ($585 million). The operations provide a range of logistics services, including inbound and outbound distribution, reverse logistics management and inventory management. We have recorded preliminary estimates for the fair value of acquired assets and liabilities assumed, including approximately $300 million of operating lease assets and operating lease liabilities. Pro forma results of operations for this acquisition have not been presented as it is not material to the condensed combined results of operations.
4.Revenue Recognition
Disaggregation of Revenues
We disaggregate our revenue by geographic area. Our revenue disaggregated by geographical area, based on sales office location, was as follows:

	Three Months Ended March 31,
(In millions)	2021	2020
Revenue
United States	$584	$536
United Kingdom	552	329
France	180	150
Europe (excluding France and United Kingdom)	465	386
Other	41	39
Total	$1,822	$1,440
Our revenue by industry sector was approximately as follows: e-commerce/retail (37% and 36% for the three months ended March 31, 2021 and 2020, respectively); food and beverage (18% and 15% for the three months ended March 31, 2021 and 2020, respectively); consumer packaged goods (12% for both the three months ended March 31, 2021 and 2020); consumer technology (10% and 11% for the three months ended March 31, 2021 and 2020, respectively); and other (23%, and 26% for the three months ended March 31, 2021 and 2020, respectively).
Contract Liabilities
Our contract liabilities activity was as follows:

(In millions)
Balance as of December 31, 2020	$97
Revenue recognized	(63)
Unearned revenue (1)	128
Foreign exchange and other	(3)
Balance as of March 31, 2021	$159
(1)Includes $82 million related to the Kuehne + Nagel acquisition.
Performance Obligations
Remaining performance obligations relate to firm customer contracts for which services have not been performed and future revenue recognition is expected. As permitted in determining the remaining performance obligation, we omit obligations that (i) have original expected durations of one year or less or (ii) contain variable consideration. On March 31, 2021, the fixed consideration component of our remaining performance obligation was approximately $2.0 billion, and we expect to recognize approximately 65% of that amount over the next three years and the remainder thereafter. The remaining performance obligation at March 31, 2021 includes contracts related to the Kuehne + Nagel acquisition. We estimate remaining performance obligations at a point in time and actual amounts may differ from these estimates due to changes in foreign currency exchange rates and contract revisions or terminations.
5.Restructuring Charges
We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure. These actions generally include severance and facility-related costs, including impairment of operating lease assets, and are intended to improve our efficiency and profitability.
Our severance related activity was as follows:

(In millions)
Balance as of December 31, 2020	$20
Charges incurred	4
Payments	(5)
Foreign exchange and other	(2)
Balance as of March 31, 2021	$17
We expect the majority of the cash outlays related to the charges incurred in the three months ended March 31, 2021 will be complete within twelve months.
6.Debt
The following table summarizes our debt:

	March 31, 2021		December 31, 2020
(In millions)	Principal Balance	Carrying Value	Principal Balance	Carrying Value
Borrowings related to trade securitization program	$—	$—	$26	$26
Finance leases and other	161	161	161	161
Related-party debt	457	457	486	486
Total debt	618	618	673	673
Short-term borrowings and current finance lease liabilities	32	32	58	58
Long-term debt	$586	$586	$615	$615
The fair value of our debt and classification in the fair value hierarchy was as follows:

(In millions)	Fair Value	Level 1	Level 2	Level 3
March 31, 2021	$618	$2	$159	$457
December 31, 2020	$673	$2	$185	$486
We valued Level 1 debt using quoted prices in active markets. We valued Level 2 debt using bid evaluation pricing models or quoted prices of securities with similar characteristics. We valued Level 3 debt using non-observable inputs.
Borrowings related to Securitization
Our trade receivables securitization program permits us to borrow, on an unsecured basis, cash collected in a servicing capacity on previously sold receivables. These borrowings are owed to the program’s Purchasers and are included in short-term debt until they are repaid in the following month’s settlement. The securitization program expires in July 2022 and contains financial covenants customary for this type of arrangement, including maintaining a defined average days sales outstanding ratio. For additional information on the securitization program, see Note 2—Basis of Presentation.

Long-Term Related-Party Debt
Loan Agreement with North American Subsidiary
In 2015, XPO entered into a loan agreement with a North American subsidiary of GXO, under which XPO granted the subsidiary an unsecured loan bearing interest at a rate of 5.625% with a principal amount not exceeding $391 million and maturing in June 2024. As of March 31, 2021 and December 31, 2020, the Company had an outstanding loan payable to XPO of $174 million and $186 million, respectively. The notes are guaranteed by an XPO affiliate.
Loan Agreements with European Subsidiaries
Additionally, XPO entered into several loan agreements with European subsidiaries of GXO, under which XPO granted the subsidiaries unsecured loans with principal amounts of:
•€20 million (approximately $23 million as of March 31, 2021) entered into in 2013, bearing interest at a variable rate of twelve-month Euribor plus 1% and maturing in October 2026 and
•£82 million (approximately $112 million as of March 31, 2021) entered into in 2016, bearing interest at a variable rate of twelve-month Libor plus 1% and maturing in October 2026.
The outstanding amounts related to these loans payable to XPO was $135 million as of both March 31, 2021 and December 31, 2020.
Additionally, in 2015, XPO entered into a loan agreement under which it granted XPO Logistics Europe a loan in the amount of €335 million, bearing interest at a fixed rate of 5.625% and maturing in June 2024. The loan payable was $148 million and $165 million at March 31, 2021 and December 31, 2020, respectively.
7.Commitments and Contingencies
We are involved, and will continue to be involved, in numerous proceedings arising out of the conduct of our business. These proceedings may include personal injury claims arising from the transportation and handling of goods, contractual disputes and employment-related claims, including alleged violations of wage and hour laws.
We establish accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We review and adjust accruals for loss contingencies quarterly and as additional information becomes available. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount accrued, we assess whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, we disclose the estimate of the possible loss or range of loss if it is material and an estimate can be made, or disclose that such an estimate cannot be made. The determination as to whether a loss can reasonably be considered to be possible or probable is based on our assessment, together with legal counsel, regarding the ultimate outcome of the matter.
We believe that we have adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. We do not believe that the ultimate resolution of any matters to which we are presently a party will have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, results of operations or cash flows. Legal costs incurred related to these matters are expensed as incurred.
XPO carries liability and excess umbrella insurance policies that are deemed sufficient to cover potential legal claims arising in the normal course of conducting our operations as a logistics company. In the event we are required to satisfy a legal claim outside the scope of the coverage provided by insurance, our financial condition, results of operations or cash flows could be negatively impacted.

8.Related-Party Transactions
Transactions between the Company and XPO, and other non-GXO subsidiaries of XPO, are deemed related-party transactions. Related-party transactions are comprised of the following: (i) those that have been effectively settled or are expected to be settled for cash, and (ii) those which have historically not been settled and which have or are expected to be forgiven by either party. For those that have been or are expected to be cash settled, we have recorded related-party receivables (assets) or payables (liabilities) in the Condensed Combined Balance Sheets as of March 31, 2021 and December 31, 2020. For those that have been or are expected to be forgiven, the amounts have been recorded as an adjustment of XPO Investment in the Condensed Combined Balance Sheets as of March 31, 2021 and December 31, 2020.
Allocation of General Corporate Expenses
The Combined Statements of Operations include expenses for certain centralized functions and other programs provided and/or administered by XPO that are charged directly to the Company. In addition, for purposes of preparing these Combined Financial Statements, a portion of XPO’s total corporate expenses have been allocated to the Company. See Note 2 for a discussion of the methodology used to allocate such costs for purposes of preparing these combined financial statements.
Costs of $69 million and $59 million for the three months ended March 31, 2021 and 2020, respectively, have been reflected in SG&A in our Condensed Combined Statements of Operations for our allocated share of XPO’s corporate overhead.
Transactions with XPO and its non-GXO Subsidiaries
Revenue and costs generated from related parties for each of the three months ended March 31 were as follows:

	Three Months Ended March 31,
(In millions)	2021	2020
Revenue	$4	$4
Costs	32	28
Current assets includes trade receivables purchased from XPO in connection with our trade receivables securitization program of $85 million and $105 million as of March 31, 2021 and December 31, 2020, respectively. These receivables were originated by XPO and are classified as financial assets within other current assets on the Condensed Combined Balance Sheets.
Balances with XPO and its non-GXO Subsidiaries
Assets and liabilities on the Condensed Combined Balance Sheets include the following related-party amounts that are expected to be cash settled as of March 31, 2021 and December 31, 2020:

(In millions)	March 31, 2021	December 31, 2020
Amounts due from XPO and its affiliates
Trade receivables(1)	$8	$9
Other current assets(2)	2	2
Other long-term assets(3)	52	53
Amounts due to XPO and its affiliates
Trade payables(4)	19	20
Other current liabilities(5)	11	11
Accrued expenses(6)	2	2
Loans payable(7)	457	486
(1)Represents trade receivables generated from revenue with XPO.
(2)Primarily relates to interest receivable from loans receivable from XPO.

(3)Represents loans receivable from XPO.
(4)Represents trade payables due to XPO.
(5)Primarily relates to facility expense and taxes payable due to XPO.
(6)Represents accrued interest on loans due to XPO.
(7)Represents loans due to XPO. See Note 6 for further information.
9.Subsequent Events
In April 2021, the Company announced a buy-out offer to be followed by a squeeze-out for the remaining 3% of XPO Logistics Europe that it does not already own, at a price of €315 per share for 341,887 shares. It is expected that the total cash consideration to be paid in connection with this offer will be approximately €108 million (approximately $128 million). The offer will be subject to review by the Supervisory Board of XPO Logistics Europe, as well as other regulatory bodies. In anticipation of the buy-out, XPO contributed $122 million of cash to GXO during the first quarter of 2021. This contribution is reflected as an increase to Net transfers from XPO on the Condensed Combined Statements of Cash Flows.